As filed with the Securities and Exchange Commission on March 28, 2008

1933 Act File No. 333-144760

1940 Act File No. 811-21975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 8

Allianz RCM Global EcoTrends Fund

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas

New York, New York 10105

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(212) 739-3369

(Registrant’s Telephone Number, including Area Code)

William V. Healey

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

☒	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	on (date) pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

This registration statement incorporates a combined prospectus pursuant to Rule 429, which relates to earlier registration statements filed by the Registrant on July 20, 2007 (See File No. 333-144760) and January 25, 2007 (See File No. 333- 138388). This prospectus will also be used in connection with sales of securities registered by the Registrant under those registration statements. This registration statement and the registration statements amended hereby will be collectively referred to as the “Registration Statement.”

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the 17,000,000 Class A Shares (previously designated as Common Shares) of beneficial interest, par value $0.00001 per share, of the Registrant that were previously registered, and for which $24,947 of registration fees were paid.

PROSPECTUS

EcoTrendsSM

Allianz RCM Global EcoTrendsSM Fund

Class A Shares

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an “interval fund.”

IMPORTANT NOTE: In March 2008, the Board of Trustees of the Fund approved, and will recommend that shareholders of the Fund also approve, a proposed merger of the Fund into Allianz RCM Global EcoTrendsSM Fund, a newly organized, open-end series of Allianz Funds Multi-Strategy Trust, which has an identical investment objective and substantially similar investment strategies to those of the Fund. Shareholders of the Fund will receive a prospectus/proxy statement containing additional detailed information prior to a special shareholder meeting to approve the merger transaction.

Investment Objective.    The Fund’s investment objective is to seek long-term growth of capital. The Fund cannot assure you that it will achieve its investment objective.

Portfolio Management Strategies.    The Fund pursues its investment objective by investing in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy (e.g., alternative energy and energy efficiency), Pollution Control (e.g., environmental quality, waste management and recycling) and Clean Water (e.g., water treatment and supply) sectors.

Allianz Global Investors Fund Management LLC (the “Manager”) serves as the investment manager of the Fund. The Manager retains its affiliate, RCM Capital Management LLC (“RCM”), to manage the Fund’s portfolio and RCM, in turn, retains its affiliate, Allianz Global Investors Advisory GmbH (“AGIA” and, collectively with RCM, the “Sub-Adviser”) to conduct the day-to-day portfolio management of the Fund.

In selecting investments for the Fund, the Sub-Adviser applies a disciplined, bottom-up methodology utilizing a seamless global infrastructure of investment resources that include seasoned portfolio management teams, fundamental sector research and the Sub-Adviser’s proprietary global market research network (GrassrootsSM Research).

The Fund is designed to provide exposure to a relatively narrow group of sectors and should be considered as only one element of a complete investment program. The sectors in which the Fund concentrates, namely EcoEnergy, Pollution Control and Clean Water, are newly developing, and many companies in those sectors may have limited operating histories and/or small market capitalizations. In addition, the Fund’s substantial exposure to non-U.S. securities, and particularly emerging market securities, involves special risks, including foreign currency risk and the risk that securities may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. For these reasons, the Fund’s portfolio and the value of the Fund’s Class A shares may be subject to relatively high levels of risk and volatility, and the Class A shares should be considered a speculative investment.

(continued on following page)

Investing in the Fund’s Class A shares involves certain risks. See “Risks” beginning on page 32 of this prospectus.

Please see the inside back cover of this prospectus for important privacy policy information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s Class A shares are sold at a public offering price equal to their net asset value per share plus any applicable sales charge. The maximum initial sales charge on Class A shares is 4.50% of the public offering price. See “Summary of Fund Expenses” and “How to Purchase Class A Shares.”

The date of this prospectus is March 31, 2008.

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(continued from previous page)

Periodic Repurchase Offers.    The Fund’s Class A shares are not listed on a securities exchange and are not publicly traded, such that there is no secondary market for the Class A shares. However, the Fund is an “interval fund” and provides some liquidity to shareholders by making periodic repurchase offers for a portion of the Class A shares. See “Periodic Repurchase Offers.” An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Class A shares.

Portfolio Contents.    Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy, Pollution Control and Clean Water sectors (together, the “Eco-Sectors”).

The Sub-Adviser considers (i) the “EcoEnergy” sector to include products, technologies and services directly or indirectly connected to the efficient use of energy or to the provision or manufacture of alternative, especially regenerative, forms of energy; (ii) the “Pollution Control” sector to include products, technologies and services that could directly or indirectly contribute to the improvement or control of environmental quality, as well as those that are directly or indirectly connected to the disposal, recycling, storage, avoidance or use of all types of waste or waste products; and (iii) the “Clean Water” sector to include products, technologies and services directly or indirectly connected to the provision of potable and non-potable water; the disinfection or desalination of water; the production, storage, distribution, filling and filtering of water; water control; water surveys; and the improvement of water quality. For purposes of the 80% policy above, a company is considered to have direct or indirect exposure to one or more of the Eco-Sectors if the company concentrates its business activity on, or has significant business activities in, one or more of these sectors, or if the company has a main business focus either upstream or downstream in the supply chain from one of these sectors.

The Fund invests, under normal circumstances, at least 40% of its total assets in securities of companies located outside of the United States, and has exposure to issuers in at least eight different countries (including the United States). The Fund may invest up to 50% of its total assets in issuers that are organized or headquartered in developing or “emerging market” countries.

The Fund may invest in companies of any size, but may invest a substantial portion of its assets in securities of companies with market capitalizations that are small compared to other publicly traded companies, including newly founded and early-stage companies, and may purchase securities in initial public offerings (IPOs). The Fund may utilize derivatives strategies involving call and put options, futures and forward contracts, swap agreements and other derivative instruments for investment purposes or in an attempt to hedge against market and other risks in the portfolio. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. The Fund may also invest in securities of other investment companies, including exchange-traded funds (ETFs). To the extent consistent with its share repurchase policies, the Fund may invest without limit in illiquid securities.

Continuous Offering.    The Fund has designated the common shares of beneficial interest offered in its initial public offering as “Class A shares.” This prospectus applies to the continuous offering of additional Class A shares, which may be issued and sold from time to time by the Fund through Allianz Global Investors Distributors LLC (the “Distributor”), as distributor and principal underwriter, and through selected brokers and dealers. See “How to Purchase Class A Shares.”

Periodic Repurchase Offers.    The Fund is an “interval fund” and, in order to provide some liquidity to shareholders, makes quarterly repurchase offers between 5% and 25% of its outstanding Class A shares at net asset value, pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). Quarterly repurchases occur in the months of March, June, September and December. The Fund may determine the net asset value applicable to repurchases no later than the 14th day (or the next business day if the 14th day is not a business day) after the repurchase request deadline, and distributes payment to shareholders no later than seven days after the pricing date. The Fund’s Class A shares are not listed on any securities exchange, and the Fund expects that no secondary market will develop for its Class A shares. You may not be able to sell Class A shares when and/or in the amount that you desire.

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Leverage and Borrowings.    Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or engage in borrowings (including through reverse repurchase agreements or dollar rolls) to add leverage to its portfolio. The Fund may also enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. Any leverage used by the Fund would be limited to 38% of the Fund’s total assets (including the proceeds of the leverage) at the time utilized. See “Leverage and Borrowings.” To the extent that the Fund uses leverage, it would seek to obtain a higher return for shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks involved. See “Risks—Leverage Risk.”

You should read this prospectus carefully before deciding whether to invest. This prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing. You should retain the prospectus for future reference. As described below, additional information about the Fund has been filed with the Securities and Exchange Commission and is available upon written or oral request and without charge. A Statement of Additional Information, dated March 31, 2008, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this prospectus, which means that it is part of the prospectus for legal purposes. You can review the table of contents of the Statement of Additional Information on page 63 of this prospectus. You may request a free copy of the Statement of Additional Information, or the Fund’s annual or semi-annual reports to shareholders, by writing to the Fund’s transfer agent, PFPC Inc., P.O. Box 9688, Providence, Rhode Island 02940, or by calling the following toll-free number: (800) 426-0107. You may also call this toll-free number to request other information about the Fund or to make shareholder inquiries. The Fund’s Statement of Additional Information and annual and semi-annual reports are available, free of charge, on the following website: http://www.allianzinvestors.com. You may also obtain the Fund’s Statement of Additional Information, information incorporated by reference into the Fund’s registration statement and other information regarding the Fund from the Securities and Exchange Commission’s Web site (http://www.sec.gov).

The Fund’s Class A shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

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You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Class A shares. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information.

The Fund	Allianz RCM Global EcoTrendsSM Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an “interval fund.” See “The Fund.”

Continuous Offering	The Fund has designated the common shares of beneficial interest offered in its initial public offering and the shares offered continuously through this prospectus as “Class A” shares. The Fund offers the Class A shares continuously through the Distributor, as principal underwriter, and through selected brokers and dealers at a price equal to the next determined net asset value per share plus the applicable sales charge. The minimum initial investment is $5,000, and the minimum subsequent investment is $100, subject to certain exceptions. The Fund reserves the right to reject a purchase order for any reason. See “How to Purchase Class A Shares.”

Periodic Repurchase Offers	The Fund is an “interval fund” and, in order to provide some liquidity to shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Class A shares at net asset value, pursuant to Rule 23c-3 under the 1940 Act. Quarterly repurchases occur in the months of March, June, September and December. Notice of each quarterly repurchase offer is sent to shareholders at least 21 days before the repurchase request deadline, which is ordinarily on the fifth business day of the month in which the repurchase occurs. The Fund may determine the net asset value applicable to repurchases no later than the 14th day (or the next business day if the 14th day is not a business day) after the repurchase request deadline, though net asset value is expected to be determined on the repurchase request deadline. The Fund distributes payment to shareholders no later than seven days after the pricing date, though under normal circumstances, payment for shares tendered is made within three business days after the pricing date. The Fund’s Class A shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Class A shares. Accordingly, you may not be able to sell Class A shares when and/or in the amount that you desire. Thus, the Class A shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Risks—Repurchase Offers Risk.”

Exchange Privilege	Shareholders are allowed to exchange Class A shares of the Fund that are accepted for repurchase into shares of various open-end investment companies in the Allianz and PIMCO Funds family at net asset value in connection with the Fund’s periodic repurchase offers. See “Periodic Repurchase Offers—Exchange Privilege.”

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Investment Objective and Strategies	The Fund’s investment objective is to seek long-term growth of capital. The Fund cannot assure you that it will achieve its investment objective.

The Fund pursues its investment objective by investing in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy (e.g., alternative energy and energy efficiency), Pollution Control (e.g., environmental quality, waste management and recycling) and Clean Water (e.g., water treatment and supply) sectors. The types of investments that ordinarily comprise the Fund’s portfolio are summarized under “—Portfolio Contents” below.

Investment Selection Strategies.    In selecting investments for the Fund, the Sub-Adviser applies a disciplined, bottom-up methodology utilizing a seamless global infrastructure of investment resources that include seasoned portfolio management teams, fundamental sector research and the Sub-Adviser’s proprietary global market research network (GrassrootsSM Research).

In making investment decisions for the Fund, the Sub-Adviser’s portfolio managers develop forecasts of economic growth, inflation and interest rates that they use to help identify those regions and individual countries that are likely to offer the best investment opportunities. The portfolio managers may also consider the political outlook, anticipated currency environment and legislative drivers for the country and the region in which a potential investment is located. Depending on market conditions, the portfolio managers may concentrate on securities they consider to be undervalued relative to the sector (value stocks), or securities they consider to have growth potential not sufficiently taken into account in their current prices (growth stocks), or a blend of both. Investments are not restricted to companies with a record of dividend payments, and the Fund often has substantial exposure to companies that pay relatively small or no regular dividends.

The Sub-Adviser’s portfolio managers perform a fundamental analysis of a broad universe of potential investments, drawing on a variety of analytical sources that include the Sub-Adviser’s Sustainability Research Team, GrassrootsSM Research network (described below) and views of economists and published sector analyses. In analyzing specific companies for possible investment, the portfolio managers ordinarily look for several of the following characteristics: higher than average growth and strong potential for capital appreciation; substantial capacity for growth in revenue through either an expanding market or expanding market share; a strong balance sheet; superior management; strong commitment to research and product development; differentiated or superior products and services; and a steady stream of new products and services.

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In addition to traditional research activities, the portfolio managers utilize the Sub-Adviser’s proprietary global market research network, known as GrassrootsSM Research, which prepares research reports based on field interviews with customers, distributors and competitors of the companies in which the Fund invests or contemplates investing. GrassrootsSM Research also provides a “second look” at potential investments, and checks marketplace assumptions about market demand for particular products and services.

The Sub-Adviser determines to sell a security that the Fund holds when the company no longer displays a sufficient number of the positive characteristics noted above or if an alternative investment becomes more attractive.

The portfolio managers base their security selection on the relative investment merits of each company and industry in the Fund’s investment universe and do not seek to replicate the sector or stock allocations or performance of any index or other benchmark.

Portfolio Contents.    Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy, Pollution Control and Clean Water sectors as described below (together, the “Eco-Sectors”). For purposes of the 80% policy above, a company is considered to have direct or indirect exposure to one or more of the Eco-Sectors if the company concentrates its business activity on, or has significant business activities in, one or more of these sectors, or if the company has a main business focus either upstream or downstream in the supply chain from one or more of these sectors.

EcoEnergy Sector.    The Sub-Adviser considers the “EcoEnergy” sector to include the following two areas: Alternative Energies and Energy Efficiency.

“Alternative Energies” include the provision of services and the manufacture, building, distribution, delivery, transportation, planning, storage, research and other production of products or technologies directly or indirectly connected to the provision or manufacture of alternative, especially regenerative, forms of energy, or connected with the preparation, manufacture or distribution of the corresponding preliminary products. This area also includes the provision and manufacture of alternative, especially regenerative, forms of energy and the preparation, manufacture or distribution of the corresponding preliminary products themselves.

The area “Energy Efficiency” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, storage,

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research and other production of products or technologies directly or indirectly connected with the efficient use of energy or increasing energy efficiency.

Pollution Control Sector.    The Sub-Adviser considers the “Pollution Control” sector to include the following two areas: Environmental Quality and Waste Management & Recycling.

“Environmental Quality” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, research and other production of products or technologies that could directly or indirectly contribute to the improvement or to the control of environmental quality. This area also includes the improvement and control of environmental quality itself.

The area “Waste Management & Recycling” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, research and other production of products or technologies directly or indirectly connected to the disposal, recycling, storage (including final disposal), avoidance and use of all types of waste or waste products. This area also includes the disposal, recycling, storage (including final disposal), avoidance and use of all types of waste or waste products themselves.

Clean Water Sector.    The Sub-Adviser considers the “Clean Water” sector to include the provision of services and the manufacture, distribution, delivery, transportation, planning, storage, research and other production of products or technologies directly or indirectly connected to the provision of potable and non-potable water, the processing, disinfection or desalinization of water, water production, water storage, water distribution, water filling, water filtering, waste-water disposal, water control, water surveys or the improvement of water quality. This sector also includes provision of potable and non-potable water, the processing, disinfection or desalinization of water, water production, water storage, water distribution, water filling, water filtering, waste-water disposal, water control, water surveys or the improvement of water quality themselves.

The Fund invests, under normal circumstances, at least 40% of its total assets in securities of companies located outside of the United States, and has exposure to issuers in at least eight different countries (including the United States). The Fund may invest up to 50% of its total assets in issuers that are organized or headquartered in developing or “emerging market” countries.

The Fund may invest in companies of all sizes, but may invest a substantial portion of its assets in securities of companies with market capitalizations that are small compared to other publicly traded companies, including newly founded and early-stage companies, and may purchase securities in initial public offerings (IPOs). The Fund

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may utilize derivatives strategies involving call and put options, futures and forward contracts, swap agreements and other derivative instruments for investment purposes or in an attempt to hedge against market and other risks in the portfolio. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. The Fund may also invest in securities of other investment companies, including exchange-traded funds (ETFs). To the extent consistent with its share repurchase policies, the Fund may invest without limit in illiquid securities.

As a non-diversified fund, the Fund may invest a significant portion of its assets in a relatively small number of issuers, which will increase risk. See “Risks—Non-Diversification Risk.”

Leverage and Borrowings	Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or engage in borrowings (including through reverse repurchase agreements or dollar rolls) to add leverage to its portfolio. The Fund may also enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. Any leverage used by the Fund would be limited to 38% of the Fund’s total assets (including the proceeds of the leverage) at the time utilized. See “Leverage and Borrowings.” To the extent that the Fund uses leverage, it would seek to obtain a higher return for shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks involved. See “Risks—Leverage Risk.”

Investment Manager	Allianz Global Investors Fund Management LLC (the “Manager”) serves as the investment manager of the Fund. Subject to the supervision of the Fund’s Board of Trustees, the Manager is responsible for managing, either directly or through others selected by it, the investment activities of the Fund and the Fund’s business affairs and other administrative matters. The Manager receives an annual fee, payable monthly, in an amount equal to 1.00% of the Fund’s average daily total managed assets. “Total managed assets” means the total assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding) minus accrued liabilities (other than liabilities representing borrowings). The Manager is located at 1345 Avenue of the Americas, New York, New York 10105. Organized in 2000, the Manager provides investment management and advisory services to a number of closed-end and open-end investment company clients. The Manager is a majority-owned indirect subsidiary of Allianz SE. As of December 31, 2007, the Manager and its investment management affiliates had approximately $801.1 billion in assets under management.

Sub-Adviser

The Manager has retained an affiliated investment management firm, RCM Capital Management LLC (“RCM”), to manage the Fund’s portfolio. RCM has, in turn, retained an affiliated investment management firm, Allianz Global Investors Advisory GmbH (“AGIA”

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and, collectively with RCM, the “Sub-Adviser”), to conduct the day-to-day portfolio management of the Fund.

Pursuant to the terms of its sub-advisory agreement with the Manager, RCM is responsible for managing, either directly or through other investment advisers selected by it, the investment of the Fund’s assets, subject to the general oversight and supervision of the Manager and the Board of Trustees. RCM is located at 4 Embarcadero Center, San Francisco, California 94111. RCM provides advisory services to mutual funds and institutional accounts. RCM was originally formed as Rosenberg Capital Management in 1970, and it and its successors have been consistently in business since then. RCM is part of a global investment organization consisting of separate affiliated entities, owned by Allianz SE, which are located in key financial centers, including San Francisco, London, Frankfurt, Hong Kong, Sydney and Tokyo (the “RCM Group”). As of December 31, 2007, the RCM Group collectively advised or managed approximately $164.5 billion, including $20.5 billion managed by RCM in San Francisco.

Pursuant to the terms of its portfolio management agreement with RCM, AGIA has full investment discretion and makes all determinations with respect to the investment of the Fund’s assets, subject to the general supervision of RCM, the Manager and the Board of Trustees. AGIA’s principal place of business is Mainzer Landstrasse 11-13, Frankfurt-am-Main, Germany, although it also has portfolio managers, analysts, compliance and other professionals under its supervision based in London, England. AGIA was established in 1990, and provides advisory services to high net worth clients and pooled products. As of December 31, 2007, AGIA managed approximately $28.3 billion, principally for clients located in Europe. Although AGIA has been registered as an investment management company in Germany since 1990, it only recently registered as an investment adviser in the United States and has not, with the exception of the Fund, previously managed a U.S. registered investment company.

The portfolio managers and analysts of RCM and AGIA are part of the RCM Group, and they have access to and share proprietary research information developed by a team of more than 50 analysts strategically positioned in the RCM Group’s offices worldwide.

The Manager (and not the Fund) pays a portion of the fees it receives from the Fund to RCM in return for RCM’s services. RCM (and not the Fund or the Manager), in turn, pays a portion of the fees it receives from the Manager to AGIA in return for AGIA’s services.

Distributions

The Fund declares dividends from net investment income and net realized capital gains, if any, annually. As portfolio and market conditions change, the rate of dividends and the Fund’s dividend policy could change. In its annual distributions, the Fund intends to distribute substantially all of its net investment income, if any, and any available

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net capital gain. Unless you elect to receive distributions in cash, all of your distributions will be automatically reinvested in additional Class A shares, without a sales charge, under the Fund’s dividend reinvestment plan. See “Distributions” and “Dividend Reinvestment Plan.”

The Sub-Adviser does not limit the Fund’s investments to companies with a record of dividend payments, and the Fund often has substantial exposure to companies that pay relatively small or no regular dividends. Accordingly, investors who are seeking to receive current income or other forms of yield as a primary investment objective should consider investment products other than the Fund.

Unlisted Closed-End Fund Structure; Limited Liquidity	The Fund’s Class A shares are not listed on any securities exchange and the Fund does not expect any secondary market to develop for its Class A shares. Holders of Class A shares are not able to have their shares redeemed or otherwise sell their shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding Class A shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Class A shares. As noted on the first page of this prospectus, the Board of Trustees has approved, and will recommend, an open-ending merger of the Fund.

Custodian and Transfer Agent	State Street Bank & Trust Company serves as custodian of the Fund’s assets. PFPC Inc. serves as the Fund’s transfer agent and dividend disbursement agent. See “Custodian and Transfer Agent.”

Special Risk Considerations	The following describes various principal risks of investing in the Fund. A more detailed description of these and other risks of investing in the Fund are described under “Risks” in this prospectus and under “Investment Objective and Policies” in the Fund’s Statement of Additional Information.

Limited Prior History.    The Fund is a recently organized, non-diversified, closed-end management investment company with a limited history of operations.

Common Share Liquidity Risk.    The Fund is a closed-end investment company structured as an “interval fund” and designed primarily for long-term investors, and the Fund’s Class A shares are not intended to be used for trading purposes. Unlike many closed-end investment companies, the Fund’s Class A shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the Fund’s Class A shares and the Fund expects that no secondary market will develop. Although the Fund, as a fundamental policy, makes quarterly offers to repurchase at least 5% and up to 25% of its outstanding Class A shares at net asset value, the number of Class A shares tendered in connection with a repurchase offer may

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exceed the number of Class A shares the Fund has offered to repurchase, in which case not all of your Class A shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Class A shares when and/or in the amount that you desire.

Equity Securities and Related Market Risk.    The Fund ordinarily has substantial exposure to common stocks and other equity securities in pursuing its investment objective and policies, either through direct investments in individual securities or through investments in ETFs and other pooled vehicles. The market price of common stocks and other equity securities in which the Fund invests may go up or down, sometimes rapidly or unpredictably. The value of equity securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. The values of equity securities may also decline due to general market conditions which are not specifically related to a particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. Equity securities may also decline in value due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than bonds and other debt securities.

Eco-Sectors Risk and Other Focused Investment Risks.    Because the Fund focuses its investments in companies that have exposure, directly or indirectly, to one or more of the EcoEnergy, Pollution Control and Clean Water sectors that comprise the Eco-Sectors, events or factors affecting companies in the Eco-Sectors will have a greater effect on, and may more adversely affect, the Fund than they would with respect to a fund that is more diversified among a number of unrelated sectors and industries.

Companies in the Eco-Sectors may be particularly susceptible to such factors as environmental protection regulatory actions, other international political and economic developments, changes in government subsidy levels, environmental conservation practices, changes in taxation and other government regulations, and increased costs associated with compliance with environmental or other regulations. There are substantial differences between the environmental and other regulatory practices and policies in various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. Other economic and market developments that may significantly affect companies in the Eco-Sectors include, without limitation, inflation, rising interest rates, fluctuations in commodity prices, raw material costs and other operating costs, and competition from new entrants into the Eco-Sectors.

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The Eco-Sectors, on the whole, are newly developing and strongly influenced by technological changes. The Eco-Sectors can be significantly affected by the level and volatility of technological change in industries focusing on energy, pollution and environmental control. In particular, technological advances can render an existing product, which may account for a substantial portion of a company’s revenue, obsolete. Product development efforts in the Eco-Sectors may not result in viable commercial products, and companies in the Eco-Sectors typically bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Many companies in the Eco-Sectors are in the early stages of operation and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in companies in the Eco-Sectors tends to be considerably more volatile than that of companies in more established sectors and industries.

Each of the sectors that comprise the Eco-Sectors is susceptible to particular risks, including those described below. Companies in the EcoEnergy sector may be adversely affected by the increased use of, or decreases in prices for, oil and other fossil fuels. This risk may be particularly acute for the Fund because oil prices are at historically high levels and may decline substantially and/or abruptly. Changes in energy conservation practices and the demand for renewable energy may also significantly impact the EcoEnergy sector. Companies in the Pollution Control sector are particularly susceptible to changes in regulatory controls on, and international treaties with respect to, the production or containment of pollutants. Changes in market practices and regulatory conditions surrounding recycling and other waste management techniques may significantly affect the demand for products and services of companies in the Pollution Control sector. Scientific developments, such as breakthroughs in the remediation of global warming or changing sentiments about the deleterious effects of pollution, may also affect practices with respect to pollution control, which could in turn impact companies in the Pollution Control sector. Companies in the Clean Water sector are susceptible to changes in investment in water purification technology globally, and a slackening in the pace of new infrastructure projects in developing or developed countries may constrain such companies’ abilities to grow in global markets. Other reductions in demand for clean water, such as significant decreases in world population or increased availability of potable water in arid regions, may reduce demand for products and services provided by companies in the Clean Water sector.

Due to its focus on the Eco-Sectors, the Fund invests in companies which may share common characteristics, are often subject to similar business risks and regulatory burdens, and whose securities may react similarly to various events and other factors. To the extent it focuses a significant portion of its assets in any particular industry within the

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Eco-Sectors, the Fund is further subject to focused investment risk and is more susceptible to events or factors affecting companies in that particular industry.

The Fund may also have focused investment risk to the extent that it invests a substantial portion of its assets in a particular country or geographic region. Prolonged drought, floods, weather, disease and other natural disasters, as well as war and political instability, may significantly reduce the ability of companies in the Eco-Sectors to maintain or expand their operations or their marketing efforts in affected countries or geographic regions. See “Non-U.S. Investment Risk” and “Emerging Markets Risk.”

To the extent the Fund invests in companies that derive substantial revenues from activities outside the Eco-Sectors, those investments may be significantly affected by developments in other industries in which such companies are active. See “Equity Securities and Related Market Risk.”

Non-Diversification Risk.    The Fund is a “non-diversified” investment company. An investment in a fund that is non-diversified entails greater risk than an investment in a diversified fund because a non-diversified fund may invest a greater percentage of its assets in a single issuer or a limited number of issuers than a diversified fund. Non-diversified funds may be especially vulnerable to financial, regulatory, economic, political or other developments affecting the limited number of issuers in which it invests. The Fund’s ability to invest a higher percentage of its assets among fewer issuers may result in greater fluctuation in the value of the Fund’s portfolio than if it invested in a broader group of issuers.

Non-U.S. Investment Risk.    The Fund ordinarily has substantial exposure to securities of non-U.S. issuers, securities denominated in foreign currencies, and securities traded principally on exchanges outside of the United States (together, “non-U.S. securities”). The Fund’s investments in non-U.S. securities involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Non-U.S. securities may experience more rapid and extreme changes in value than investments in securities of U.S. issuers. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Issuers of non-U.S. securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or other confiscation, currency blockage, political changes or diplomatic developments could adversely affect the Fund’s investments in a foreign country. In the event of nationalization, expropriation or other

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confiscation, the Fund could lose its entire investment in non-U.S. securities. To the extent that the Fund invests a significant portion of its assets in a particular foreign country or a concentrated geographic area (such as Europe or Asia), the Fund generally has more exposure to regional economic risks associated with non-U.S. investments. Also, adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated.

Foreign Currency Risk.    The Fund’s Class A shares are priced in U.S. dollars and the distributions paid by the Fund to Class A shareholders are paid in U.S. dollars. However, a substantial portion of the Fund’s assets are usually denominated in foreign (non-U.S.) currencies. The Fund’s investments in or exposure to foreign currencies or in securities or instruments that trade, or receive revenues, in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions (if utilized), that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact of the value of the Fund’s portfolio. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. There is no assurance, however, that these hedging strategies will be available or will be used by the Fund or, if used, that they will be successful.

Emerging Markets Risk.    The Fund may invest up to 50% of its total assets in securities of issuers that are organized or headquartered in developing or “emerging market” countries. Foreign investment risk may be particularly high to the extent that the Fund invests in securities of issuers based in or securities denominated in the currencies of emerging market countries. These investments entail all of the risks of investing in securities of foreign issuers noted above, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Smaller Company Risk.    As described above, the Fund may invest a substantial portion of its assets in common stocks of companies with small market capitalizations, including newly founded and early-stage companies. The general risks associated with equity securities are

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particularly pronounced for securities issued by companies with small market capitalizations. Small capitalization companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks. They are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse developments than securities of larger companies, and the Fund may have difficulty establishing or closing out its securities positions in smaller companies at prevailing market prices. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of the issuers’ earnings potential or assets.

Initial Public Offerings (IPOs) Risk.    The Fund may purchase securities in initial public offerings (IPOs). These securities are often subject to the general risks associated with investments in companies with small market capitalizations, and typically to a heightened degree. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in an IPO may be highly volatile. At any particular time or from time to time the Fund may not be able to invest in IPOs, or to invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an IPO may be available to the Fund. In addition, under certain market conditions, a relatively small number of companies may issue securities in IPOs. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when it is able to do so.

Other Investment Companies Risk.    The Fund may invest in securities of other open- or closed-end investment companies, including exchange-traded funds (“ETFs”), to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. As a shareholder in an investment company, the Fund would bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, these other investment companies may utilize financial leverage, in which case an investment would subject the Fund to additional risks associated with leverage. See “Leverage Risk” below.

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Derivatives Risk.    The Fund may use a variety of derivative instruments (including both long and short positions) in an attempt to enhance the Fund’s investment returns or to hedge against market and other risks in the portfolio, including put and call options, futures contracts, options on futures contracts, forward contracts and swap agreements. The Fund also may use derivatives to gain exposure to equity and other securities in which the Fund may invest.

Derivatives are subject to a number of risks described elsewhere in this prospectus, such as liquidity risk, equity securities and related market risk, interest rate risk, credit risk, leverage risk, counterparty risk, management risk and, if applicable, smaller company risk. They also involve the risk of mispricing or improper valuation, the risk of ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

The Fund may enter into derivatives transactions that may in certain circumstances produce effects similar to leverage and expose the Fund to related risks. See “Leverage Risk” below.

Portfolio Liquidity Risk.    To the extent consistent with its share repurchase policies, the Fund may invest without limitation in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to readily dispose of illiquid securities when that would be beneficial at a favorable time or price or at prices approximating those at which the Fund currently values them.

Leverage Risk.    Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or to engage in borrowings (including through reverse repurchase agreements or dollar rolls) to add leverage to its portfolio. Any leverage used by the Fund would be limited to 38% of the Fund’s total assets (including the proceeds of the leverage) at the time utilized.

The Fund may also enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. The Fund manages some of its derivatives positions by segregating an amount of cash or liquid securities equal to the face value of those positions. The Fund may also offset derivatives positions against one another or against other assets to manage effective market exposure resulting from derivatives in its portfolio. To the extent that the Fund does not segregate liquid assets or otherwise cover its obligations under such

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transactions (e.g., through offsetting positions), such transactions will be treated as senior securities representing indebtedness (“borrowings”) for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. See “Leverage and Borrowings.” In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it is leveraged.

Any use of leverage by the Fund would result in special risks for common shareholders. If used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage creates the likelihood of greater volatility of net asset value of the Class A shares.

Because the fees received by the Manager and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding), the Manager and the Sub-Adviser have a financial incentive for the Fund to use borrowings, which may create a conflict of interest between Manager and the Sub-Adviser, on the one hand, and the Class A shareholders, on the other hand.

Management Risk.    The Fund is subject to management risk because its portfolio is actively managed. AGIA and the individual portfolio managers will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. Although AGIA has been registered as an investment management company in Germany since 1990, it only recently registered as an investment adviser in the United States, and has not, with the exception of the Fund, previously managed a U.S. registered investment company.

Counterparty Risk.    The Fund will be subject to credit risk with respect to the counterparties to any debt securities and derivative contracts purchased or sold by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk.    To the extent the Fund invests in debt instruments, credit risk is the risk that one or more debt obligations in the Fund’s portfolio will decline in price, or fail to pay interest or principal when due, because the issuer of the obligation or borrower experiences an actual or perceived decline in its financial status.

Interest Rate Risk.    Interest rate risk is the risk that securities in the Fund’s portfolio will decline in value because of increases in market interest rates. In addition to directly affecting any debt securities held

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by the Fund, rising interest rates may also have an adverse impact on the value of equity securities held by the Fund. Because market interest rates are currently relatively low, there is a greater risk that the Fund’s portfolio will decline in value as market interest rates rise.

Inflation/Deflation Risk.    Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Repurchase Offers Risk.    As described under “Periodic Repurchase Offers,” the Fund is an “interval fund” and, in order to provide some liquidity to shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Class A shares at net asset value, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Class A shares by the Fund decreases the assets of the Fund and, therefore, has the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing Fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market, foreign currency and other risks, and the net asset value of shares tendered in a repurchase offer may decline to the extent there is any delay between the repurchase request deadline and the date on which the net asset value for tendered shares is determined.

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Market Disruption and Geopolitical Risk.    The aftermath of the war in Iraq and the continuing occupation of Iraq are likely to have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the war and occupation and the potential costs of rebuilding the Iraqi infrastructure cannot be predicted with any certainty. Terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001 closed some of the U.S. securities markets for a four-day period and similar future events cannot be ruled out. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and securities markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers in the Eco-Sectors or otherwise. These risks could also adversely affect securities markets, interest rates, ratings, credit risk, inflation and other factors relating to the Class A shares.

Anti-Takeover Provisions	The Fund’s Agreement and Declaration of Trust, together with any amendments thereto (the “Declaration”), includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Certain Provisions in the Declaration of Trust.” These provisions could deprive the holders of Class A shares of opportunities to sell and receive net asset value for their Class A shares.

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SUMMARY OF FUND EXPENSES

The following table shows Fund expenses as a percentage of net assets attributable to Class A shares.

Shareholder Transaction Expenses
Maximum Initial Sales Charge (as a percentage of offering price)	4.50	%(1)
Dividend Reinvestment Plan Fees	None
Early Withdrawal Charge	None
Exchange Fee	None

	Percentage of Net Assets Attributable to Class A Shares
Annual Expenses
Management Fees(2)	1.00%
Shareholder Servicing Fees	0.25%
Other Expenses	0.53%
Total Annual Expenses	1.78%

(1)	You will pay a reduced sales charge for purchases of Class A shares in an amount equal to or in excess of $100,000 per transaction as follows:

$100,000 or more, but less than $250,000, 4.00%

$250,000 or more, but less than $500,000, 3.50%

$500,000 or more, but less than $1,000,000, 3.00%

$1,000,000 or more, but less than $2,000,000, 1.50%

$2,000,000 or more, but less than $5,000,000, 1.00%

$5,000,000 or more, 0.50%

See “How to Purchase Class A Shares.”

(2)	Although the Fund’s management fees are calculated based on total managed assets, the Fund’s total managed assets are expected to be the same as its net assets because the Fund has no present intention to utilize leverage and borrowings that would cause its total managed assets to exceed its net assets.

The purpose of the table above is to help you understand all fees and expenses that you, as a Class A shareholder, would bear directly or indirectly. The Other Expenses shown in the table are based on actual amounts incurred during the Fund’s most recent fiscal year. When the number of outstanding Class A shares is reduced through repurchase offers, all other things being equal, these expenses would increase as a percentage of net asset attributable to Class A shares. See “Periodic Repurchase Offers.”

As required by relevant Securities and Exchange Commission regulations, the following example illustrates the expenses (including the sales charge) that you would pay on a $1,000 investment in Class A shares, assuming the sales charge in the parenthetical above, and (a) total annual expenses of 1.78% in years one through 10, and (b) a 5% annual return(1).

	1 Year	3 Years	5 Years	10 Years
Class A Shares (with or without a repurchase at end of the period)	$62	$99	$137	$245

(1)	The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Other Expenses set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

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FINANCIAL HIGHLIGHTS (Audited)

The financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance. Information contained in the table below under the headings “Operating Performance Per Share Outstanding During the Period” and “Ratios/Supplemental Data” show the audited operating performance of the Fund from the commencement of the Fund’s investment operations on January 31, 2007 through November 30, 2007, the end of its fiscal year. This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are included in the Fund’s annual report to shareholders and incorporated by reference in the Statement of Additional Information. Because the Fund is recently organized and commenced investment operations on January 31, 2007, the table covers less than a full year of operations. Accordingly, the information presented may not bear any meaningful relationship to what the Fund’s operating performance will be in future periods.

For the period January 31, 2007* through November 30, 2007
Operating Performance Per Share Outstanding During the Period:
Net asset value, beginning of period	$23.88 **

Investment Operations:
Net investment loss	(0.19)
Net realized and unrealized gain on investments and foreign currency transactions	13.35

Total from investment operations	13.16

Capital Share Transactions:
Offering costs charged to paid-in capital in excess of par	(0.05)

Net asset value, end of period	$36.99

Total Investment Return(1)	54.90%
Ratios/Supplemental Data:
Net assets, end of period (000)	$176,337
Ratio of expenses to average net assets(2)(3)	1.78%
Ratio of net investment loss to average net assets(3)	(0.96)%
Portfolio turnover	27%

*	Commencement of investment operations.
**	Initial public offering price of $25.00 per share less underwriting discount of $1.125 per share.
(1)	Total investment return is calculated assuming a purchase of a share on the first day of the period and a sale on the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment return does not reflect brokerage commissions or sales charges. This total investment return is for a period of less than one year and is not annualized. Past performance is not a guarantee of future results.
(2)	Inclusive of expenses offset by custody credits earned or cash balances at the custodian bank.
(3)	Annualized.

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THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act and is operated as an “interval fund.” The Fund was organized as a Massachusetts business trust on October 19, 2006, pursuant to the Declaration, which is governed by the laws of The Commonwealth of Massachusetts. Because the Fund is recently organized and commenced investment operations on January 31, 2007, the Fund has limited operating history. The Fund’s principal office is located at 1345 Avenue of the Americas, New York, New York 10105, and its telephone number is (800) 331-1710.

USE OF PROCEEDS

The Fund will invest the net proceeds of the continuous offering of Class A shares in accordance with the Fund’s investment objective and policies as stated below. Except to the extent used to satisfy periodic repurchase offers, it is presently anticipated that the Fund will be able to invest substantially all of the net proceeds in investments that meet its investment objective and policies within three months of the receipt of such proceeds. Pending such investment, it is anticipated that the proceeds will be invested in high-grade, short-term securities, or in derivative instruments designed to give the Fund exposure to the type of securities and markets in which it will ordinarily invest while the Sub-Adviser selects specific securities.

THE FUND’S INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective

The Fund’s investment objective is to seek long-term growth of capital. The Fund pursues its investment objective by investing in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy (e.g., alternative energy and energy efficiency), Pollution Control (e.g., environmental quality, waste management and recycling) and Clean Water (e.g., water treatment and supply) sectors. The types of investments that ordinarily comprise the Fund’s portfolio are summarized under “—Portfolio Contents and Other Information” below. The Fund cannot assure you that it will achieve its investment objective.

Investment Selection Strategies

In selecting investments for the Fund, the Sub-Adviser applies a disciplined, bottom-up methodology utilizing a seamless global infrastructure of investment resources that include seasoned portfolio management teams, fundamental sector research and the Sub-Adviser’s proprietary global market research network (GrassrootsSM Research).

In making investment decisions for the Fund, the Sub-Adviser’s portfolio managers develop forecasts of economic growth, inflation and interest rates that they use to help identify those regions and individual countries that are likely to offer the best investment opportunities. The portfolio managers may also consider the political outlook, anticipated currency environment and legislative drivers for the country and the region in which a potential investment is located. Depending on market conditions, the portfolio managers may concentrate on securities they consider to be undervalued relative to the sector (value stocks), or securities they consider to have growth potential not sufficiently taken into account in their current prices (growth stocks), or a blend of both. Investments are not restricted to companies with a record of dividend payments, and the Fund often has substantial exposure to companies that pay relatively small or no regular dividends.

The Sub-Adviser’s portfolio managers perform a fundamental analysis of a broad universe of potential investments, drawing on a variety of analytical sources that include the management team members’ own

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research and that of the Sub-Adviser’s Sustainability Research Team, GrassrootsSM Research network (described below), and views of economists and published sector analyses. In analyzing specific companies for possible investment, the portfolio managers ordinarily look for several of the following characteristics: higher than average growth and strong potential for capital appreciation; substantial capacity for growth in revenue through either an expanding market or expanding market share; a strong balance sheet; superior management; strong commitment to research and product development; differentiated or superior products and services; and a steady stream of new products and services.

In addition to traditional research activities, the portfolio managers utilize the Sub-Adviser’s proprietary global market research network, known as GrassrootsSM Research, which prepares research reports based on field interviews with customers, distributors and competitors of the companies in which the Fund invests or contemplates investing. GrassrootsSM Research also provides a “second look” at potential investments, and checks marketplace assumptions about market demand for particular products and services.

The Sub-Adviser determines to sell a security that the Fund holds when the company no longer displays a sufficient number of the positive characteristics noted above or if an alternative investment becomes more attractive.

The portfolio managers base their security selection on the relative investment merits of each company and industry in the Fund’s investment universe and do not seek to replicate the sector or stock allocations or performance of any index or other benchmark.

Portfolio Contents and Other Information

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy, Pollution Control and Clean Water sectors as described below (together, the “Eco-Sectors”). For purposes of the 80% policy above, a company is considered to have direct or indirect exposure to one or more of the Eco-Sectors if the company concentrates its business activity on, or has significant business activities in, one or more of these sectors, or if the company has a main business focus either upstream or downstream in the supply chain from one or more of these sectors.

EcoEnergy Sector.    The Sub-Adviser considers the “EcoEnergy” sector to include the following two areas: Alternative Energies and Energy Efficiency.

“Alternative Energies” include the provision of services and the manufacture, building, distribution, delivery, transportation, planning, storage, research and other production of products or technologies directly or indirectly connected to the provision or manufacture of alternative, especially regenerative, forms of energy, or connected with the preparation, manufacture or distribution of the corresponding preliminary products. This area also includes the provision and manufacture of alternative, especially regenerative, forms of energy and the preparation, manufacture or distribution of the corresponding preliminary products themselves.

“Energy Efficiency” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, storage, research and other production of products or technologies directly or indirectly connected with the efficient use of energy or increasing energy efficiency.

Examples of investment opportunities within the EcoEnergy sector to which the Fund could gain exposure include, but are not limited to, companies involved in or with: renewable energy sources (e.g., wind turbines, solar cells, and geothermal and biomass energy generation); microgeneration (e.g., combined heat and power); energy-saving products (e.g., light bulbs); efficient transport technologies; automobiles powered by

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alternative energy sources; insulation for buildings; energy-efficient heating technology; energy efficiency consulting; energy distribution (e.g., cables); fuel cell production; bio-fuel and synthetic fuel; environmentally friendly catalyzers; and combined heat and power technologies.

Pollution Control Sector.    The Sub-Adviser considers the “Pollution Control” sector to include the following two areas: Environmental Quality and Waste Management & Recycling.

“Environmental Quality” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, research and other production of products or technologies that could directly or indirectly contribute to the improvement or to the control of environmental quality. This area also includes the improvement and control of environmental quality itself.

“Waste Management & Recycling” includes the provision of services and the manufacture, distribution, delivery, transportation, planning, research and other production of products or technologies directly or indirectly connected to the disposal, recycling, storage (including final disposal), avoidance and use of all types of waste or waste products. This area also includes the disposal, recycling, storage (including final disposal), avoidance and use of all types of waste or waste products themselves.

Examples of investment opportunities within the Pollution Control sector to which the Fund could gain exposure include, but are not limited to, companies involved in or with: pollution monitoring; air cleaning and air filters; clean coal technology; gas washers; recycling; waste sorting; pollution technology and consulting; industrial pollution control technologies; and production of “clean” motor oil.

Clean Water Sector.    The Sub-Adviser considers the “Clean Water” sector to include the provision of services and the manufacture, distribution, delivery, transportation, planning, storage, research and other production of products or technologies directly or indirectly connected to the provision of potable and non-potable water, the processing, disinfection or desalinization of water, water production, water storage, water distribution, water filling, water filtering, waste-water disposal, water control, water surveys or the improvement of water quality. This sector also includes provision of potable and non-potable water, the processing, disinfection or desalinization of water, water production, water storage, water distribution, water filling, water filtering, waste-water disposal, water control, water surveys or the improvement of water quality themselves.

Examples of investment opportunities within the Clean Water sector to which the Fund could gain exposure include, but are not limited to, companies involved in or with: water delivery, infrastructure solutions (e.g., pumps, pipes and valves); automation systems; consulting services; water treatment and filters; desalination plants; water purification technologies (e.g., filtration, ozone and ultraviolet treatment); and disinfectant technologies.

The Fund invests, under normal circumstances, at least 40% of its total assets in securities of companies located outside of the United States, and has exposure to issuers in at least eight different countries (including the United States). The Fund may invest up to 50% of its total assets in issuers that are organized or headquartered in developing or “emerging market” countries.

The Fund may invest in companies of all sizes, but may invest a substantial portion of its assets in securities of companies with market capitalizations that are small compared to other publicly traded companies, including newly founded and early-stage companies, and may purchase securities in initial public offerings (IPOs). The Fund may utilize derivatives strategies involving call and put options, futures and forward contracts, swap agreements and other derivative instruments for investment purposes or in an attempt to hedge against market and other risks in the portfolio. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. The Fund may also invest in securities of other investment companies, including exchange-traded funds (ETFs). To the extent consistent with its share

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repurchase policies, the Fund may invest without limit in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities).

As a non-diversified fund, the Fund may invest a significant portion of its assets in a relatively small number of issuers, which will increase risk. See “Risks—Non-Diversification Risk.”

The Fund cannot change its investment objective without the approval of the holders of a “majority of the outstanding” voting shares of the Fund. A “majority of the outstanding” voting shares (whether voting together as a single class or voting as a separate class) means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of those shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less. The Fund may not change its policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a global portfolio of common stocks and other equity securities of companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the Eco-Sectors, unless it provides shareholders with at least 60 days’ written notice of such change.

Upon the Manager’s or Sub-Adviser’s recommendation, for temporary defensive purposes and in order to keep its cash fully invested, the Fund may deviate from its principal strategies by investing some or all of its total assets in investments such as high-grade debt securities, including high-quality, short-term debt securities, and cash and cash equivalents. The Fund may not achieve its investment objective when it does so. As described below under “Periodic Repurchase Offers,” the Fund must maintain a portion of its portfolio in liquid assets, which may include cash, during the period prior to conducting periodic offers to repurchase its Class A shares.

The Fund may engage in active and frequent trading of portfolio securities (i.e., portfolio turnover), particularly during periods of volatile market movements. The Fund’s portfolio turnover will increase to the extent that it is required to sell portfolio securities to satisfy periodic repurchase offers. Portfolio turnover involves some expense to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities. Such sales may also result in realization of taxable capital gains, including short-term gains taxed at ordinary income tax rates, and may adversely impact the Fund’s after-tax returns to shareholders. Please see “Investment Objective and Policies—Portfolio Trading and Turnover Rate” in the Statement of Additional Information for more information regarding portfolio turnover.

The following provides additional information regarding the types of securities and other instruments in which the Fund may ordinarily invest. A more detailed discussion of these and other instruments and investment techniques that may be used by the Fund is provided under “Investment Objective and Policies” in the Statement of Additional Information.

Common Stocks and Other Equity Securities

Common stock represents an equity ownership interest in a company. The Fund may hold or have exposure to common stocks of issuers of any size (in terms of market capitalization or otherwise) and in any industry or sector. Although the Fund focuses its investments in common stocks, it may from time to time invest in or hold other types of equity securities, including preferred stocks, depository receipts, rights, warrants and convertible securities, including in circumstances where these securities are distributed to the Fund as part of a general distribution to holders of a common stock in the Fund’s portfolio.

Because the Fund ordinarily has substantial exposure to common stocks, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular equity security held by the Fund. Also, prices of common stocks and other equity securities are sensitive to general movements in the equity

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markets, and a drop in those markets may depress the prices of the equity securities held by the Fund. The prices of equity securities fluctuate for many different reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market or when political or economic events affecting the issuer occur. In addition, prices of equity securities may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

The Fund may invest in common stocks and other equity securities that are unlisted or trade in “over-the-counter” markets. Unlike securities exchanges, an over-the-counter market is not a centralized facility that limits trading activity to securities of companies that initially satisfied particular standards. The volume of trading in an unlisted or over-the-counter equity security is usually less than the volume of trading in a comparable listed security. Due to potentially limited market liquidity of over-the-counter securities, the Fund may be unable to dispose of such a security except at a discount from recent prices or in small lots over an extended period of time.

Preferred Stocks

The Fund may invest in preferred stocks. A preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in the company. Unlike common stocks, preferred stocks usually do not have voting rights. Preferred stocks in some instances are convertible into common stocks. The preferred stocks in which the Fund may invest may have a variable dividend, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular U.S. Treasury securities or based on an auction process, involving bids submitted by holders and prospective purchasers of such stocks. Some preferred stocks offer a fixed rate of return with no maturity date. Because they never mature, these preferred stocks behave like long-term bonds, can be more volatile than other types of preferred stocks and may have heightened sensitivity to changes in interest rates. Because preferred stocks represent an equity ownership interest in a company, their value usually will react more strongly than bonds and other debt securities to actual or perceived changes in a company’s financial condition or prospects, or to fluctuations in the equity markets.

Non-U.S. Investments

The Fund ordinarily has substantial exposure to securities of non-U.S. issuers, which include securities of companies that are organized or headquartered outside the United States or that derive at least 50% of their total revenue outside the United States; securities that are principally traded outside the United States, regardless of where the issuer of such securities is organized or headquartered or where its operations are principally conducted; securities denominated in non-U.S. currencies; and securities of other investment companies investing primarily in such equity and equity-related non-U.S. securities (together, “non-U.S. securities”). The Fund’s investments in non-U.S. securities ordinarily include foreign equity securities such as common stocks, preferred stocks and depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts issued generally by domestic banks and representing the deposit with the bank of a security of a foreign issuer, and are publicly traded on exchanges or over-the-counter in the United States. EDRs are foreign currency-denominated receipts similar to ADRs, which are issued and traded in Europe and are publicly traded on exchanges or over-the-counter in the United States. GDRs may be offered privately in the United States and also trade in public or private markets in other countries. Please see “Investment Objective and Policies—Non-U.S. Securities” in the Statement of Additional Information for a more detailed description of the types of foreign investments in which the Fund may invest and their related risks.

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Emerging Market Securities

The Fund’s exposure to non-U.S. issuers may include significant investments (up to 50% of the Fund’s total assets) in securities of companies that are organized or headquartered in developing or “emerging market” countries. “Emerging market” countries denote countries with securities markets which are, in the opinion of the Sub-Adviser, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. See “Risks—Emerging Markets Risk” in this prospectus and “Investment Objective and Policies—Emerging Market Securities” in the Statement of Additional Information for more detailed descriptions of the types of emerging market securities in which the Fund may invest and their related risks.

Foreign Currencies and Related Transactions

The Fund’s Class A shares are priced in U.S. dollars and the distributions paid by the Fund to Class A shareholders are paid in U.S. dollars. However, a significant portion of the Fund’s assets may be denominated in non-U.S. currencies, and dividends received by the Fund from non-U.S. issuers often are paid in non-U.S. currencies. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. For instance, the Fund may enter into forward foreign currency exchange contracts, and may buy and sell foreign currency futures contracts and options on foreign currencies and foreign currency futures. A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, reduces the Fund’s exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another currency. Contracts to sell foreign currency would limit any potential gain which might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund’s investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in such transactions at any given time or from time to time when they would be beneficial. Although the Sub-Adviser has the flexibility to engage in such transactions, it may determine not to do so or to do so only in unusual circumstances or market conditions. Also, these transactions may not be successful and may eliminate any chance for the Fund to benefit from favorable fluctuations in relevant foreign currencies. The Fund may also use derivatives contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. To the extent that it does so, the Fund is subject to the additional risk that the relative value of currencies will be different than anticipated by the Sub-Adviser. Please see “Investment Objective and Policies—Foreign Currency Transactions” and “Investment Objective and Policies—Non-U.S. Securities” in the Statement of Additional Information for a more detailed description of the types of foreign currency transactions in which the Fund may invest and their related risks.

Other Investment Companies

The Fund may invest in securities of other open- or closed-end investment companies, including exchange-traded funds (“ETFs”), to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. As a shareholder in an ETF or other investment company, the Fund would bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Class A shareholders are therefore subject to duplicative expenses to the extent the Fund invests in ETFs and other investment companies. In addition, certain other investment companies may utilize financial leverage, in which case an investment would subject the Fund to additional risks associated with leverage. See “Risks—Leverage Risk” below. Please see “Risks—Other Investment Companies Risk” for a description of other risks associated with investments in other investment companies.

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Derivatives

The Fund may use a variety of derivative instruments (including both long and short positions) in an attempt to enhance the Fund’s investment returns or to hedge against market and other risks in the portfolio, including put and call options, futures contracts, options on futures contracts, forward contracts and swap agreements. The Fund also may use derivatives to gain exposure to equity and other securities in which the Fund may invest. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of any underlying asset, reference rate or index, and may relate to, among others, securities, interest rates, currencies or other assets. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments. See “Risks—Derivatives Risk.” Please see “Investment Objective and Policies—Derivative Instruments” in the Statement of Additional Information for additional information about these and other derivative instruments that the Fund may use and the risks associated with such instruments.

The Fund may enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. To the extent that the Fund does not segregate liquid assets or otherwise cover its obligations under such transactions (e.g., through offsetting positions), such transactions are treated as senior securities representing indebtedness (“borrowings”) for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. See “Risks—Leverage Risk.”

There is no assurance that the Fund’s derivatives strategies will be available at any time or that the Sub-Adviser will determine to use them for the Fund or, if used, that the strategies will be successful. The Sub-Adviser may determine not to engage in hedging strategies or to do so only in unusual circumstances or market conditions.

Equity-Linked Securities

The Fund may invest in equity-linked securities. Equity-linked securities are privately issued securities whose investment results are designed to correspond generally to the performance of a specified stock index or “basket” of stocks, or sometimes a single stock. To the extent that the Fund invests in equity-linked securities whose return corresponds to the performance of a non-U.S. securities index or one or more non-U.S. stocks, investing in equity-linked securities involve risks similar to the risks of investing in non-U.S. securities. In addition, the Fund bears the risk that the issuer of an equity-linked security may default on its obligations with respect to the security. Equity-linked securities are often used for many of the same purposes as, and share many of the same risks with, derivative instruments. See “—Derivatives” above. Equity-linked securities may be considered to be illiquid securities.

When-Issued, Delayed Delivery and Forward Commitment Transactions

The Fund may purchase securities which it is eligible to purchase on a when-issued basis, may purchase and sell such securities for delayed delivery and may make contracts to purchase such securities for a fixed price at a future date beyond normal settlement time (forward commitments). When-issued transactions, delayed delivery purchases and forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. This risk is in addition to the risk that the Fund’s other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase the Fund’s overall investment exposure. Typically, no income accrues on securities the Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has segregated to cover these positions.

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Rule 144A Securities

Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for the resale of certain “restricted” securities to certain qualified institutional buyers, such as the Fund. Rule 144A securities may be deemed illiquid, although the Fund may determine that certain Rule 144A securities are liquid in accordance with procedures adopted by the Board of Trustees.

Short Sales

A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. The Fund may use short sales for investment or hedging and risk management purposes. When the Fund engages in a short sale, it must borrow the security sold short and deliver it to the counterparty. The Fund may have to pay a fee to borrow particular securities and would often be obligated to pay over any payments received on such borrowed securities. If the Fund is required to pay over any dividends received by the Fund pursuant to a short sale, such dividends will not be treated as qualified dividend income for tax purposes. See “Tax Matters.” The Fund’s obligation to replace the borrowed security will be secured by collateral deposited with the lender, which is usually a broker-dealer, and/or with the Fund’s custodian. The Fund may not receive any payments (including interest) on its collateral. Short sales expose the Fund to the risk that it will be required to cover its short position at a time when the securities have appreciated in value, thus resulting in a loss to the Fund. The Fund may engage in so-called “naked” short sales where it does not own or have the immediate right to acquire the security sold short at no additional cost; in which case, the Fund’s losses theoretically could be unlimited.

Repurchase Agreements

The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer and the bank or broker-dealer agrees to repurchase the security at the Fund’s cost plus interest within a specified time. If the party agreeing to repurchase should default, the Fund will seek to sell the securities which it holds. This could involve transaction costs or delays in addition to a loss on the securities if their value should fall below their repurchase prices. Repurchase agreements maturing in more than seven days are considered to be illiquid securities.

Reverse Repurchase Agreements and Dollar Rolls

Although it has no current intention to do so, the Fund may utilize reverse repurchase agreements and/or dollar rolls in order to add leverage to its portfolio. In a reverse repurchase agreement, the Fund would sell securities to a bank or broker dealer and agree to repurchase the securities at a mutually agreed future date and price. A dollar roll is similar to a reverse repurchase agreement except that the counterparty with which the Fund enters into a dollar roll transaction is not obligated to return the same securities as those originally sold by the Fund but only securities which are “substantially identical.” Generally, the effect of a reverse repurchase agreement or dollar roll transaction is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities. Therefore, these transactions would represent a form of borrowing by the Fund. Such transactions may be advantageous if the interest cost to the Fund of the reverse repurchase agreement or dollar roll transaction is less than the returns the Fund obtains on investments purchased with the cash.

To the extent that the Fund does not cover its positions in reverse repurchase agreements and dollar rolls (by segregating liquid assets at least equal in amount to the forward purchase commitment), its obligations under reverse repurchase agreements or dollar rolls will be subject to the Fund’s limitations on borrowings. In addition, the Fund has a policy to limit its use of reverse repurchase agreements and dollar rolls and certain other forms of leverage to 38% of the Fund’s total assets (including the proceeds of leverage) at the time utilized. See “Leverage

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and Borrowings.” The Fund’s investments in reverse repurchase agreements and dollar rolls are subject to the risk that the market value of the securities that the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under a reverse repurchase agreement or dollar roll files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.

Lending of Portfolio Securities

For the purpose of achieving income, the Fund may lend its portfolio securities to brokers, dealers and other financial institutions provided a number of conditions are satisfied, including that the loan is fully collateralized. Please see “Investment Objective and Policies—Securities Loans” in the Statement of Additional Information for details. When the Fund lends portfolio securities, its investment performance will continue to reflect changes in the value of the securities loaned, although amounts received from the borrower will not be eligible to be treated as qualified dividend income for tax purposes. See “Tax Matters.” The Fund will also receive a fee or interest on the collateral. Securities lending involves the risk of loss of rights in the collateral or delay in recovery of the collateral if the borrower fails to return the security loaned or becomes insolvent. The Fund may pay lending fees to the party arranging the loan, which may be an affiliate of the Fund.

Debt Securities

The Fund may invest in debt securities of U.S. or non-U.S. issuers, including for investment or cash management purposes. Debt securities are obligations of the issuer to make payments of principal and/or interest on future dates, and include, without limitation, corporate and government bonds, notes, certificates of deposit, commercial paper, convertible securities and mortgage-backed and other asset-backed securities. Debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to factors such as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. As interest rates rise, the value of debt securities can be expected to decline. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities. The timing of purchase and sale transactions in debt securities may result in capital appreciation or depreciation depending, in part, upon changes in prevailing interest rates. Please see “Investment Objectives and Policies” in the Statement of Additional Information for descriptions of the various types of debt securities in which the Fund may invest.

Short-Term Investments/Temporary Defensive Strategies

Upon recommendation of the Sub-Adviser, for temporary defensive purposes, the Fund may deviate from its principal strategies by investing some or all of its total assets in investments such as high-grade debt securities, including high-quality, short-term debt securities, and cash and cash equivalents. The Fund may not achieve its investment objective when it does so. The Fund also may deviate from its principal strategies in order to keep its assets fully invested. See “Use of Proceeds” above.

Please see “Investment Objective and Policies” in the Statement of Additional Information for additional information regarding possible investments of the Fund and their related risks.

LEVERAGE AND BORROWINGS

Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or engage in borrowings (including through reverse repurchase agreements or dollar rolls) to add leverage to its portfolio. The Fund may also enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. Any leverage used by the Fund would be limited to 38% of the

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Fund’s total assets (including the proceeds of the leverage) at the time utilized. To the extent that the Fund uses leverage, it would seek to obtain a higher return for shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks involved, including the risk of increased volatility of the Fund’s investment portfolio and potentially larger losses than if the strategies were not used.

If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, any leverage will decrease (or increase) the net asset value per common share to a greater extent than if the Fund were not leveraged. During periods in which the Fund is using certain forms of leverage, the fees paid to the Manager and the Sub-Adviser will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s total managed assets, including assets attributable to any preferred shares and borrowings that may be outstanding. Thus, the Manager and the Sub-Adviser have a financial incentive for the Fund to utilize certain forms of leverage, which may result in a conflict of interest between the Manager and the Sub-Adviser, on the one hand, and the Fund’s shareholders, on the other hand. Fees and expenses paid by the Fund are currently borne entirely by the Class A shareholders. These include costs associated with any borrowings or other forms of leverage utilized by the Fund.

Under the 1940 Act, the Fund generally is not permitted to have outstanding senior securities representing indebtedness (“borrowings”) (including through the use of reverse repurchase agreements, dollar rolls, futures contracts, loans of portfolio securities, swap contracts and other derivatives, as well as when-issued, delayed delivery or forward commitment transactions, to the extent that these instruments constitute senior securities) unless, immediately after the financing giving rise to the borrowing, the value of the Fund’s total assets less liabilities (other than such borrowings) is at least 300% of the principal amount of such borrowing (i.e., the principal amount may not exceed 33 1/3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Class A shares unless, at the time of such declaration, the value of the Fund’s total assets, less liabilities other than borrowings, is at least 300% of such principal amount. If the Fund enters into these transactions, it intends, to the extent possible, to prepay all or a portion of the principal amount due to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default and entitle holders of any senior securities of the Fund to elect a majority of the Trustees of the Fund. Derivative instruments used by the Fund will not constitute senior securities (and will not be subject to the Fund’s limitations on borrowings) to the extent that the Fund segregates liquid assets at least equal in amount to its obligations under the instruments, or enters into offsetting transactions or owns positions covering its obligations.

RISKS

The net asset value of the Class A shares fluctuates with and is affected by, among other things, common share liquidity risk, equity securities and related market risk, Eco-Sectors risk and other focused investment risks, non-diversification risk, non-U.S. investment risk, foreign currency risk, emerging markets risk, smaller company risk, initial public offerings (IPOs) risk, other investment companies risk, derivatives risk, portfolio liquidity risk, leverage risk, management risk, counterparty risk, credit risk, interest rate risk, inflation/deflation risk, repurchase offers risk and market disruption and geopolitical risk. An investment in Class A shares is also subject to the risk associated with the fact that the Fund is recently organized. These and other risks are summarized below.

Limited Prior History

The Fund is a recently organized, non-diversified, closed-end management investment company with a limited history of operations.

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Common Share Liquidity Risk

The Fund is a closed-end investment company structured as an “interval fund” and designed primarily for long-term investors, and the Fund’s Class A shares are not intended to be used for trading purposes. Unlike many closed-end investment companies, the Fund’s Class A shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the Fund’s Class A shares and the Fund expects that no secondary market will develop. Although the Fund, as a fundamental policy, makes quarterly offers to repurchase at least 5% and up to 25% of its outstanding Class A shares at net asset value, the number of Class A shares tendered in connection with a repurchase offer may exceed the number of Class A shares the Fund has offered to repurchase, in which case not all of your Class A shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Class A shares when and/or in the amount that you desire.

Equity Securities and Related Market Risk

The Fund ordinarily has substantial exposure to common stocks and other equity securities in pursuing its investment objective and policies, either through direct investments in individual securities or through investments in ETFs and other pooled vehicles. The market price of common stocks and other equity securities in which the Fund invests may go up or down, sometimes rapidly or unpredictably. The value of equity securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. The values of equity securities may also decline due to general market conditions which are not specifically related to a particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. Equity securities may also decline in value due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than bonds and other debt securities.

Eco-Sectors Risk and Other Focused Investment Risks

Because the Fund focuses its investments in companies that directly or indirectly have exposure to, or otherwise derive benefits from trends in, one or more of the EcoEnergy, Pollution Control and Clean Water sectors that comprise the Eco-Sectors, events or factors affecting companies in the Eco-Sectors will have a greater effect on, and may more adversely affect, the Fund than they would with respect to a fund that is more diversified among a number of unrelated sectors and industries.

Regulatory and Other Developments.    Companies in the Eco-Sectors may be particularly susceptible to such factors as environmental protection regulatory actions, other international political and economic developments, changes in government subsidy levels, environmental conservation practices, changes in taxation and other government regulations, and increased costs associated with compliance with environmental or other regulations. There are substantial differences between the environmental and other regulatory practices and policies in various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. Other economic and market developments that may significantly affect companies in the Eco-Sectors include, without limitation, inflation, rising interest rates, fluctuations in commodity prices, raw material costs and other operating costs, and competition from new entrants into the Eco-Sectors.

Technology and Developing Industries.    The Eco-Sectors, on the whole, are newly developing and strongly influenced by technological changes. The Eco-Sectors can be significantly affected by the level and volatility of technological change in industries focusing on energy, pollution and environmental control. In particular, technological advances can render an existing product, which may account for a substantial portion of a company’s revenue, obsolete. Product development efforts in the Eco-Sectors may not result in viable commercial products, and companies in the Eco-Sectors typically bear high research and development costs,

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which can limit their ability to maintain operations during periods of organizational growth or instability. Many companies in the Eco-Sectors are in the early stages of operation and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in companies in the Eco-Sectors tends to be considerably more volatile than that of companies in more established sectors and industries.

Sector Risks Within the Eco-Sectors.    Each of the sectors that comprise the Eco-Sectors is susceptible to particular risks, including those described below. Companies in the EcoEnergy sector may be adversely affected by the increased use of, or decreases in prices for, oil and other fossil fuels. This risk may be particularly acute for the Fund because oil prices are at historically high levels and may decline substantially and/or abruptly. Changes in energy conservation practices and the demand for renewable energy may also significantly impact the EcoEnergy sector. Companies in the Pollution Control sector are particularly susceptible to changes in regulatory controls on, and international treaties with respect to, the production or containment of pollutants. Changes in market practices and regulatory conditions surrounding recycling and other waste management techniques may significantly affect the demand for products and services of companies in the Pollution Control sector. Scientific developments, such as breakthroughs in the remediation of global warming or changing sentiments about the deleterious effects of pollution, may also affect practices with respect to pollution control, which could in turn impact companies in the Pollution Control sector. Companies in the Clean Water sector are susceptible to changes in investment in water purification technology globally, and a slackening in the pace of new infrastructure projects in developing or developed countries may constrain such companies’ abilities to grow in global markets. Other reductions in demand for clean water, such as significant decreases in world population or increased availability of potable water in arid regions, may reduce demand for products and services provided by companies in the Clean Water sector.

Focus on Related Sectors.    Due to its focus on the Eco-Sectors, the Fund invests in companies which may share common characteristics, are often subject to similar business risks and regulatory burdens, and whose securities may react similarly to various events and other factors. To the extent it focuses a significant portion of its assets in any particular industry within the Eco-Sectors, the Fund is further subject to focused investment risk and is more susceptible to events or factors affecting companies in that particular industry.

Geographic Concentration.    The Fund may also have focused investment risk to the extent that it invests a substantial portion of its assets in a particular country or geographic region. Prolonged drought, floods, weather, disease and other natural disasters, as well as war and political instability, may significantly reduce the ability of companies in the Eco-Sectors to maintain or expand their operations or their marketing efforts in affected countries or geographic regions. See “Non-U.S. Investment Risk” and “Emerging Markets Risk.”

To the extent the Fund invests in companies that derive significant revenues from activities outside the Eco-Sectors, those investments may be significantly affected by developments in other industries in which such companies are active. See “Equity Securities and Related Market Risk.”

Non-Diversification Risk

The Fund is a “non-diversified” investment company. An investment in a fund that is non-diversified entails greater risk than an investment in a diversified fund because a non-diversified fund may invest a greater percentage of its assets in a single issuer or a limited number of issuers than a diversified fund. Non-diversified funds may be especially vulnerable to financial, regulatory, economic, political or other developments affecting the limited number of issuers in which it invests. The Fund’s ability to invest a higher percentage of its assets among fewer issuers may result in greater fluctuation in the value of the Fund’s portfolio than if it invested in a broader group of issuers.

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Non-U.S. Investment Risk

The Fund ordinarily has substantial exposure to securities of non-U.S. issuers, securities denominated in foreign currencies, and securities traded principally on exchanges outside of the United States (together, “non-U.S. securities”). The Fund’s investments in non-U.S. securities involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Non-U.S. securities may experience more rapid and extreme changes in value than investments in securities of U.S. issuers. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Issuers of non-U.S. securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or other confiscation, currency blockage, political changes or diplomatic developments could adversely affect the Fund’s investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in non-U.S. securities. To the extent that the Fund invests a significant portion of its assets in a particular foreign country or a concentrated geographic area (such as Europe or Asia), the Fund generally has more exposure to regional economic risks associated with non-U.S. investments. Also, adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated.

Foreign Currency Risk

The Fund’s Class A shares are priced in U.S. dollars and the distributions paid by the Fund to Class A shareholders are paid in U.S. dollars. However, a substantial portion of the Fund’s assets are usually denominated in foreign (non-U.S.) currencies. The Fund’s investments in or exposure to foreign currencies or in securities or instruments that trade, or receive revenues, in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions (if utilized), that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact of the value of the Fund’s portfolio. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. There is no assurance, however, that these hedging strategies will be available or will be used by the Fund or, if used, that they will be successful.

Emerging Markets Risk

The Fund may invest up to 50% of its total assets in securities of issuers that are organized or headquartered in developing or “emerging market” countries. Foreign investment risk may be particularly high to the extent that the Fund invests in securities of issuers based in or securities denominated in the currencies of emerging market countries. These investments entail all of the risks of investing in securities of foreign issuers noted above, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Smaller Company Risk

As described above, the Fund may invest a substantial portion of its assets in common stocks of companies with small market capitalizations, including newly founded and early-stage companies. The general risks associated with equity securities are particularly pronounced for securities issued by companies with small

35

market capitalizations. Small capitalization companies may offer greater opportunities for capital appreciation than larger companies, but may also involve certain special risks. They are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. These securities may therefore be more vulnerable to adverse developments than securities of larger companies, and the Fund may have difficulty establishing or closing out its securities positions in smaller companies at prevailing market prices. Also, there may be less publicly available information about smaller companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of the issuers’ earnings potential or assets.

Initial Public Offerings (IPOs) Risk

The Fund may purchase securities in initial public offerings (IPOs). These securities are often subject to the general risks associated with investments in companies with small market capitalizations, and typically to a heightened degree. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in an IPO may be highly volatile. At any particular time or from time to time the Fund may not be able to invest in IPOs, or to invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an IPO may be available to the Fund. In addition, under certain market conditions, a relatively small number of companies may issue securities in IPOs. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when it is able to do so.

Other Investment Companies Risk

The Fund may invest in securities of other open- or closed-end investment companies, including ETFs, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. As a shareholder in an investment company, the Fund would bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Class A shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, these other investment companies may utilize financial leverage, in which case an investment would subject the Fund to additional risks associated with leverage. See “Leverage Risk” below.

Derivatives Risk

The Fund may use a variety of derivative instruments (including both long and short positions) in an attempt to enhance the Fund’s investment returns or to hedge against market and other risks in the portfolio, including put and call options, futures contracts, options on futures contracts, forward contracts and swap agreements. The Fund also may use derivatives to gain exposure to equity and other securities in which the Fund may invest.

Derivatives are subject to a number of risks described elsewhere in this prospectus, such as liquidity risk, equity securities and related market risk, interest rate risk, credit risk, leverage risk, counterparty risk, management risk and, if applicable, smaller company risk. They also involve the risk of mispricing or improper valuation, the risk of ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivatives transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

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The Fund may enter into derivatives transactions that may in certain circumstances produce effects similar to leverage and expose the Fund to related risks. See “Leverage Risk” below.

Portfolio Liquidity Risk

To the extent consistent with its share repurchase policies, the Fund may invest without limitation in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to readily dispose of illiquid securities when that would be beneficial at a favorable time or price or at prices approximating those at which the Fund currently values them.

Leverage Risk

Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or to engage in borrowings (including through reverse repurchase agreements or dollar rolls) to add leverage to its portfolio. Any leverage used by the Fund would be limited to 38% of the Fund’s total assets (including the proceeds of the leverage) at the time utilized.

The Fund may also enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. The Fund manages some of its derivatives positions by segregating an amount of cash or liquid securities equal to the face value of those positions. The Fund may also offset derivatives positions against one another or against other assets to manage effective market exposure resulting from derivatives in its portfolio. To the extent that the Fund does not segregate liquid assets or otherwise cover its obligations under such transactions (e.g., through offsetting positions), such transactions are treated as senior securities representing indebtedness (“borrowings”) for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3 % of its total assets. See “Leverage and Borrowings.” In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it is leveraged.

Any use of leverage by the Fund would result in special risks for Class A shareholders. If used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage creates the likelihood of greater volatility of net asset value of the Class A shares.

Because the fees received by the Manager and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding), the Manager and the Sub-Adviser have a financial incentive for the Fund to use borrowings, which may create a conflict of interest between Manager and the Sub-Adviser, on the one hand, and the Class A shareholders, on the other hand.

Management Risk

The Fund is subject to management risk because its portfolio is actively managed. AGIA and the individual portfolio managers apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. Although AGIA has been registered as an investment management company in Germany since 1990, it only recently registered as an investment adviser in the United States, and has not, with the exception of the Fund, previously managed a U.S. registered investment company.

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Counterparty Risk

The Fund is subject to credit risk with respect to the counterparties to any debt securities and derivative contracts purchased or sold by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk

To the extent the Fund invests in debt instruments, credit risk is the risk that one or more debt obligations in the Fund’s portfolio will decline in price, or fail to pay interest or principal when due, because the issuer of the obligation or borrower experiences an actual or perceived decline in its financial status.

Interest Rate Risk

Interest rate risk is the risk that securities in the Fund’s portfolio will decline in value because of increases in market interest rates. In addition to directly affecting any debt securities held by the Fund, rising interest rates may also have an adverse impact on the value of equity securities held by the Fund. Because market interest rates are currently relatively low, there is a greater risk that the Fund’s portfolio will decline in value as market interest rates rise.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Repurchase Offers Risk

As described under “Periodic Repurchase Offers,” the Fund is an “interval fund” and, in order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Class A shares at the net asset value, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and are generally funded from available cash or sales of portfolio securities. However, the repurchase of Class A shares by the Fund decreases the assets of the Fund and, therefore, has the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing Fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market, foreign currency and other risks, and the net asset value of shares tendered in a repurchase offer may

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decline to the extent there is any delay between the repurchase request deadline and the date on which the net asset value for tendered shares is determined.

Market Disruption and Geopolitical Risk

The aftermath of the war in Iraq and the continuing occupation of Iraq are likely to have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the war and occupation and the potential costs of rebuilding the Iraqi infrastructure cannot be predicted with any certainty. Terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001 closed some of the U.S. securities markets for a four-day period and similar future events cannot be ruled out. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and securities markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers in the Eco-Sectors or otherwise. These risks could also adversely affect securities markets, interest rates, ratings, credit risk, inflation and other factors relating to the Class A shares.

Certain Affiliations

Certain broker-dealers may be considered to be affiliated persons of the Fund, the Manager and/or the Sub-Adviser due to their possible affiliations with Allianz SE, the ultimate parent of the Manager and the Sub-Adviser. Absent an exemption from the Securities and Exchange Commission or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and take advantage of market opportunities.

Anti-Takeover Provisions

The Fund’s Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Certain Provisions in the Declaration of Trust.” These provisions in the Declaration could have the effect of depriving the Fund’s Class A shareholders of opportunities to sell and receive net asset value for their Class A shares.

HOW THE FUND MANAGES RISK

Hedging and Related Strategies

The Fund may (but is not required to) use various investment strategies designed to limit the risk of price fluctuations of its portfolio securities and to preserve capital. For instance, the Fund may invest in derivative instruments for the purpose of hedging its exposure to certain issuers and/or markets. See “The Fund’s Investment Objective and Strategies—Derivatives.” Hedging strategies that the Fund may use include, but are not limited to, options contracts (including options on futures contracts), futures contracts, forward contracts, swap agreements and short sales, including such instruments based on either an index or other asset or individual securities whose prices, the Sub-Adviser believes, correlate with the prices of the Fund’s investments. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivatives strategies. Income earned by the Fund from many hedging activities are treated as capital gain and, if not offset by net realized capital loss, are distributed to shareholders in taxable distributions. There is no assurance that these hedging strategies will be available at any time or that the Sub-Adviser will determine to use them or, if used, that the strategies will be successful. The Sub-Adviser may determine not to engage in hedging strategies or to do so only in unusual circumstances or market conditions.

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MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the management of the Fund, including supervision of the duties performed by the Manager and the Sub-Adviser. There are seven Trustees of the Fund, one of whom is treated by the Fund as an “interested person” (as defined in the 1940 Act). The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the Statement of Additional Information.

Investment Manager

The Manager serves as the investment manager of the Fund. Subject to the supervision of the Fund’s Board of Trustees, the Manager is responsible for managing, either directly or through others selected by it, the investment activities of the Fund and the Fund’s business affairs and other administrative matters. The Manager receives an asset-based fee, described below under “—Investment Management Agreement,” in return for its services. The Manager is located at 1345 Avenue of the Americas, New York, New York 10105.

Organized in 2000, the Manager provides investment management and advisory services to a number of closed-end and open-end investment company clients. The Manager is a majority-owned indirect subsidiary of Allianz SE, a publicly traded European insurance and financial services company. As of December 31, 2007, the Manager and its investment management affiliates had approximately $801.1 billion in assets under management.

Sub-Adviser

The Manager has retained an affiliated investment management firm, RCM, to manage the Fund’s portfolio. RCM has, in turn, retained an affiliated investment management firm, AGIA (collectively with RCM, the “Sub-Adviser”), to conduct the day-to-day portfolio management of the Fund. The Manager, RCM and AGIA are all indirect subsidiaries of Allianz SE.

Pursuant to the terms of its sub-advisory agreement with the Manager, RCM is responsible for managing, either directly or through other investment advisers selected by it, the investment of the Fund’s assets, subject to the general oversight and supervision of the Manager and the Board of Trustees. RCM is located at 4 Embarcadero Center, San Francisco, California 94111. RCM provides advisory services to mutual funds and institutional accounts. RCM was originally formed as Rosenberg Capital Management in 1970, and it and its successors have been consistently in business since then. RCM is part of the RCM Group, a global investment organization consisting of separate affiliated entities, owned by Allianz SE, which are located in key financial centers, including San Francisco, London, Frankfurt, Hong Kong, Sydney and Tokyo. As of December 31, 2007, these affiliated entities collectively advised or managed approximately $164.5 billion, including $20.5 billion managed by RCM in San Francisco.

Pursuant to the terms of its portfolio management agreement with RCM, AGIA has full investment discretion and makes all determinations with respect to the investment of the Fund’s assets, subject to the general supervision of RCM, the Manager and the Board of Trustees. AGIA’s principal place of business is Mainzer Landstrasse 11-13, Frankfurt-am-Main, Germany, although it also has portfolio managers, analysts, compliance and other personnel under its supervision based in London, England. AGIA was established in 1990, and provides advisory services to high net worth clients and pooled products. As of December 31, 2007, AGIA managed approximately $28.3 billion, principally for clients located in Europe. Although AGIA has been registered as an investment management company in Germany since 1990, it only recently registered as an investment adviser in the United States and has not, with the exception of the Fund, previously managed a U.S. registered investment company.

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The portfolio managers and analysts of RCM and AGIA are part of the RCM Group, and they have access to and share proprietary research information developed by a team of more than 50 analysts strategically positioned in the RCM Group’s offices worldwide.

Under RCM’s sub-advisory agreement with the Fund, the Manager (and not the Fund) pays to RCM an annual fee, payable monthly, in an amount equal to ..54% of the Fund’s average daily total managed assets. Under AGIA’s portfolio management agreement with RCM, RCM (and not the Fund or the Manager), in turn, pays to AGIA an annual fee, payable monthly, in an amount equal to .4266% of the Fund’s average daily total managed assets.

The following individuals at AGIA share primary responsibility for the day-to-day portfolio management of the Fund:

Name	Since	Recent Professional Experience
Bozena Jankowska	Inception*	Vice President and head of the Sustainability Research Team. She is based in London and is the lead Fund Manager for the Allianz Global EcoTrends Funds which represents over EUR 1.7bn of assets on a global basis. Bozena also heads the Sustainability Research (SR) team where she is responsible for RCM’s sustainability investment policy and strategy. She is also responsible for managing the firm’s involvement in the Enhanced Analytics Initiative (EAI) and sits on the Allianz Sustainability Strategy Group and Allianz Core Climate Group. Before joining RCM in 2000, Bozena worked for the construction firm John Laing Plc as their Business and Environment Advisor developing and implementing corporate sustainability policy and strategy. She graduated from the University of Sussex with a BSc (Hons) in Environmental Science and gained an MSc in Environmental Technology with Distinction, from Imperial College of Science, Technology and Medicine, specializing in Business and Environment. Bozena obtained her Investment Management Certificate in July 2001

Paul Schofield	Inception*	Research Associate, European Healthcare Team at AGIA and RCM (Frankfurt). Prior to joining RCM (Frankfurt) in 2005, he was a legal trainee with positions at the Berlin Supreme Court, PricewaterhouseCoopers, the German Chamber of Commerce and Berlin’s City Development Department. He graduated with distinction from the MBA program at the University of Western Sydney in 2005. Prior to this, he obtained his law degree from Humboldt University in Berlin and is a juristischer Assessor (solicitor). He has 2 years of investment industry experience.

*	The Fund commenced operations on January 31, 2007.

Ms. Jankowska serves as lead portfolio manager with ultimate investment decision making authority and oversight responsibility for the Fund’s portfolio. Mr. Schofield serves as deputy portfolio manager and provides assistance to Ms. Jankowska in the day-to-day portfolio management of the Fund, and would assume the responsibilities of lead portfolio manager in Ms. Jankowska’s absence. Ms. Jankowska and Mr. Schofield

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utilize the efforts of research and other investment professionals at AGIA and its affiliates in making investment decisions for the Fund. Mr. Gunnar T. Miller, Co-Head of Global Research at AGIA, oversees the research efforts on behalf of all global portfolios managed by AGIA, including the Fund.

The Statement of Additional Information provides additional information about portfolio manager compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

AGIA is a non-resident investment adviser with its principal offices in Germany and all, or a substantial part, of its assets located outside of the United States. As a registered investment adviser, AGIA has appointed an agent for service of process in the United States. Investors will be able to enforce, in U.S. courts, judgments against AGIA obtained in such courts that are predicated upon the civil liability provisions of U.S. federal securities laws. Courts in Germany, however, may not enforce against AGIA (i) judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws, or (ii) liabilities in original actions predicated solely upon U.S. federal securities laws.

Investment Management Agreement

Pursuant to an investment management agreement between the Manager and the Fund (the “Investment Management Agreement”), the Fund has agreed to pay the Manager an annual fee, payable monthly, in an amount equal to 1.00% of the Fund’s average daily total managed assets, for the services and facilities it provides. “Total managed assets” means the total assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding) minus accrued liabilities (other than liabilities representing borrowings). With respect to any reverse repurchase agreement, dollar roll or similar leveraging transactions, “total managed assets” includes any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.

In addition to the fees of the Manager, the Fund pays all other costs and expenses of its operations, including compensation of its Trustees (other than those affiliated with the Manager), custodial expenses, shareholder servicing expenses, transfer agency expenses, sub-transfer agency expenses, dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing prospectuses, shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

Because the fees received by the Manager and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding), the Manager and the Sub-Adviser have a financial incentive for the Fund to utilize borrowings, which may create a conflict of interest between the Manager and the Sub-Adviser, on the one hand, and the holders of the Fund’s Class A shares, on the other.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement between the Manager and the Fund, the sub-advisory agreement between the Manager and RCM, and the portfolio management agreement between AGIA and RCM is available in the Fund’s semi-annual report to shareholders for the period ended May 31, 2007.

Distributor

The Fund’s Distributor, Allianz Global Investors Distributors LLC, is an affiliate of the Manager and the Sub-Adviser and serves as the principal underwriter for the Fund. The Distributor, located at 1345 Avenue of the Americas, New York, New York 10105, is a broker-dealer registered with the Securities and Exchange Commission.

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Regulatory and Litigation Matters

In September 2004, Allianz Global Investors Fund Management LLC (“AGIFM” or the “Manager“), PEA Capital LLC (“PEA”) and Allianz Global Investors Distributors LLC (“AGID”) settled a regulatory action with the SEC that alleged violations of various antifraud provisions of the federal securities laws in connection with an alleged market timing arrangement involving trading of shares of certain open-end funds advised by the Manager. PEA, AGID and Allianz Global Investors of America L.P. (“AGI”) reached a settlement relating to the same subject matter with the Attorney General of the State of New Jersey in June 2004. AGI, AGIFM, PEA and AGID paid a total of $68 million to the SEC and New Jersey to settle the claims related to market timing. In addition to monetary payments, the settling parties agreed to undertake certain corporate governance, compliance and disclosure reforms related to market timing, and consented to cease and desist orders and censures. The settling parties did not admit or deny the findings in these settlements. None of these settlements alleged that any inappropriate activity took place with respect to the Fund. Subsequent to these events, PEA deregistered as an investment adviser and dissolved.

Since February 2004, AGIFM, AGID and certain of their affiliates and employees, the Fund’s sub-adviser (RCM Capital Management LLC (“RCM”)), certain affiliated investment companies, and certain current and former trustees of the Allianz Funds have been named as defendants in eleven lawsuits filed in various jurisdictions, which have been transferred to and consolidated for pre-trial proceedings in a multi-district litigation proceeding in the U.S. District Court for the District of Maryland. The lawsuits generally relate to the same allegations that are the subject of the regulatory proceedings discussed above. The lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts, restitution and waiver of or return of certain sales charges paid by fund shareholders.

It is possible that these matters and/or other developments resulting from these matters could result in increased redemptions or other adverse consequences to the Fund. However, AGIFM and RCM believe that these matters are not likely to have a material adverse effect on the Fund or on AGIFM’s, RCM’s or AGID’s ability to perform their investment advisory or distribution services relating to the Fund.

The foregoing speaks only as of the date of this prospectus. While there may be additional litigation or regulatory developments in connection with the matters discussed above, the foregoing disclosure of litigation and regulatory matters will be updated, if required, only if those developments are likely to have a material adverse affect on the Fund or on the ability of AGIFM, RCM or AGID to perform their respective contracts with respect to the Fund.

HOW TO PURCHASE CLASS A SHARES

Continuous Offering

The Fund continuously offers Class A shares through Allianz Global Investors Distributors LLC (the “Distributor”), as principal underwriter, and through selected brokers and dealers. The Distributor is an affiliate of the Manager and the Sub-Adviser. The Fund or the Distributor may suspend the continuous offering of Class A shares at any time without prior notice. Similarly, the Fund or the Distributor may resume the offering at any time.

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Initial Sales Charge

Unless you are eligible for a waiver, when you buy Class A shares of the Fund, you will pay a public offering price equal to the net asset value (“NAV”) of the shares, plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below.

Initial Sales Charge-Class A Shares

Amount of Purchase	Sales Charge as % of Net Amount Invested	Sales Charge as % of Public Offering Price	Discount or Commission to Dealers as % of Public Offering Price**
$0–$99,999	4.71%	4.50%	4.00%
$100,000–$249,999	4.17%	4.00%	3.50%
$250,000–$499,999	3.63%	3.50%	3.00%
$500,000–$999,999	3.09%	3.00%	2.50%
$1,000,000–$1,999,999	1.52%	1.50%	1.00%
$2,000,000–$4,999,999	1.01%	1.00%	0.50%
$5,000,000+	0.50%	0.50%	0.50%

**	From time to time, these discounts and commissions may be increased pursuant to special arrangements between the Distributor and certain selected brokers or dealers.

Each Fund receives the entire net asset value of its Class A shares purchased by investors (i.e., the gross purchase price minus the applicable sales charge). The Distributor receives the sales charge shown above less any applicable discount or commission “reallowed” to participating brokers in the amounts indicated in the table above. The Distributor may, however, elect to reallow the entire sales charge to participating brokers for all sales with respect to which orders are placed with the Distributor for any particular Fund during a particular period. During such periods as may from time to time be designated by the Distributor, the Distributor will pay an additional amount of up to 0.50% of the purchase price on sales of Class A shares of the Fund to each selected broker or dealer which obtains purchase orders in amounts exceeding thresholds established from time to time by the Distributor.

Shares issued pursuant to the automatic reinvestment of income dividends or capital gains distributions are issued at net asset value and are not subject to any sales charges.

Under the circumstances described below, investors may be entitled to pay reduced sales charges for Class A shares.

These discounts and commissions may be increased pursuant to special arrangements from time to time agreed upon between the Distributor and certain selected broker or dealer.

Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A shares through utilization of the Combined Purchase Privilege, the Cumulative Quantity Discount (Right of Accumulation), a Letter of Intent or the Reinstatement Privilege. These programs, which apply to purchases of Class A shares of the Fund and one or more funds that are series of Allianz Funds or PIMCO Funds (other than the PIMCO Money Market Fund) that offer Class A shares (together, “Eligible Funds”), are summarized below.

Right of Accumulation and Combined Purchase Privilege (Breakpoints).    A Qualifying Investor (as defined below) may qualify for a reduced sales charge on Class A shares (the “Combined Purchase Privilege”) by combining concurrent purchases of the Class A shares of one or more Eligible Funds into a single purchase. In addition, a Qualifying Investor may qualify for a reduced sale charge on Class A shares (the “Right of

44

Accumulation” or “Cumulative Quality Discount”) by combining the purchase of Class A shares of an Eligible Fund with the current aggregate net asset value of all Class A, B, and C shares of any Eligible Fund held by accounts for the benefit of such Qualifying Investor for purposes of determining the applicable front-end sales charge.

The term “Qualifying Investor” refers to:

(i) an individual, such individual’s spouse, such individual’s children under the age of 21 years, or such individual’s siblings (each a “family member”) (including family trust* accounts established by such a family member)

or

(ii) a trustee or other fiduciary for a single trust (except family trusts* noted above), estate or fiduciary account although more than one beneficiary may be involved

or

(iii) an employee benefit plan of a single employer

Letter of Intent.    An investor may also obtain a reduced sales charge on purchases of Class A shares of the Fund by means of a written Letter of Intent, which expresses an intent to invest not less than $50,000 within a period of 13 months in Class A shares of any Eligible Fund(s). The maximum intended investment allowable in a Letter of Intent is $1,000,000. Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a Single Purchase of the dollar amount indicated in the Letter. A Letter of Intent is not a binding obligation to purchase the full amount indicated. Shares purchased with the first 5% of the amount indicated in the Letter will be held in escrow (while remaining registered in your name) to secure payment of the higher sales charges applicable to the shares actually purchased in the event the full intended amount is not purchased.

Reinstatement Privilege.    A Class A shareholder who has caused any or all of his shares to be repurchased may reinvest all or any portion of the repurchase proceeds in Class A shares of any Eligible Fund at NAV without any sales charge, provided that such investment is made within 120 calendar days after the repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined after acceptance of the request to reinvest. A reinstatement pursuant to this privilege will not cancel the repurchase transaction and, consequently, any gain or loss so realized may be recognized for federal tax purposes except that no loss may be recognized to the extent that the proceeds are reinvested in shares of the Fund within 30 days. The reinstatement privilege may be utilized by a shareholder only once, irrespective of the number of shares repurchased, except that the privilege may be utilized without limit in connection with transactions whose sole purpose is to transfer a shareholder’s interest in the Fund to his Individual Retirement Account or other qualified retirement plan account. An investor may exercise the reinstatement privilege by written request sent to the Distributor or to the investor’s broker or other financial intermediary.

Method of Valuation of Accounts.    To determine whether a shareholder qualifies for a reduction in sales charge on a purchase of Class A shares of Eligible Funds, the offering price of the shares is used for purchases relying on the Combined Purchase Privilege or a Letter of Intent and the amount of the total current purchase (including any sales charge) plus the net asset value (at the close of business on the day of the current purchase) of shares previously acquired is used for the Cumulative Quantity Discount.

*	For the purpose of determining whether a purchase would qualify for a reduced sales charge under the Combined Purchase Privilege or Right of Accumulation, a “family trust” is one in which a family member(s) described in section (i) above is/are a beneficiary/ies and such person(s) and/or another family member is the trustee.

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Sales at Net Asset Value.    In addition to the programs summarized above, the Fund may sell its Class A shares at net asset value without an initial sales charge to certain types of accounts or account holders, including, but not limited to:

(i) current or retired officers, trustees, directors or employees of the Fund, Allianz, the Manager, Pacific Investment Management Company (“PIMCO”) or the Distributor, other affiliates of Allianz Global Fund Management and funds advised or subadvised by any such affiliates, in any case at the discretion of the Manager, PIMCO or the Distributor; a parent, brother or sister of any such officer, trustee, director or employee or a spouse or child of any of the foregoing persons, or any trust, profit-sharing or pension plan for the benefit of any such person and to any other person if the Distributor anticipates that there will be minimal sales expenses associated with the sale;

(ii) current registered representatives and other full-time employees of selected brokers or dealers or such persons’ spouses or for trust or custodial accounts for their minor children;

(iii) trustees or other fiduciaries purchasing shares for certain plans sponsored by employers, professional organizations or associations or charitable organizations, the trustee, administrator, recordkeeper, fiduciary, broker, trust company or registered investment adviser for which has an agreement with the Distributor, the Manager or PIMCO with respect to such purchases (including provisions related to minimum levels of investment in the Trust), and to participants in such plans and their spouses purchasing for their account(s) or IRAs;

(iv) participants investing through accounts known as “wrap accounts” established with brokers or dealers approved by the Distributor where such brokers or dealers are paid a single, inclusive fee for brokerage and investment management services;

(v) client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers with which the Distributor, the Manager or PIMCO has an agreement for the use of the Fund in particular investment products or programs or in particular situations;

(vi) accounts for which the company that serves as trustee or custodian either (a) is affiliated with the Manager or (b) has a specific agreement to that effect with the Distributor; and

(vii) persons acquiring Class A shares of the Fund through exchange purchases from Class A shares of Allianz Funds or PIMCO Funds.

The Distributor will only pay service fees and will not pay any initial commission or other fees to dealers upon the sale of Class A shares to the purchasers described in sub-paragraphs (i) through (vii) above except that the Distributor will pay initial commissions to any dealer for sales to purchasers described under sub-paragraph (iii) above provided such dealer has a written agreement with the Distributor specifically providing for the payment of such initial commissions. In addition, Class A shares of the Fund issued pursuant to the automatic reinvestment of income dividends or capital gains distributions are issued at net asset value and are not subject to any sales charges.

Required Shareholder Information and Records.    In order for investors in Class A shares of the Fund to take advantage of sales charge reductions, an investor or his or her financial intermediary must notify the Distributor that the investor qualifies for such a reduction. If the Distributor is not notified that the investor is eligible for these reductions, the Distributor will be unable to ensure that the reduction is applied to the investor’s account. An investor may have to provide certain information or records to his or her financial intermediary or the Distributor to verify the investor’s eligibility for breakpoint privileges or other sales charge waivers. An investor may be asked to provide information or records, including account statements, regarding shares of the Fund or other Eligible Funds held in:

❒	all of the investor’s accounts held directly with the Fund or other eligible Funds or through a financial intermediary;

46

❒	any account of the investor at another financial intermediary; and

❒	accounts of related parties of the investor, such as members of the same family or household, at any financial intermediary.

The Distributor makes available free of charge and in a clear and prominent format, on its Web site at http://www.allianzinvestors.com, information regarding eliminations of and reductions in sales charges associated with Eligible Funds.

Servicing Plan

The Fund pays fees to the Distributor on an ongoing basis as compensation for the services the Distributor renders and the expenses it bears in connection with personal services rendered to Fund shareholders and the maintenance of shareholder accounts (“servicing fees”). These payments are made at a maximum annual rate of 0.25% (calculated as a percentage of the Fund’s average daily net assets attributable to Class A shares) pursuant to a Servicing Plan adopted by the Fund, consistent with Rule 12b-1 under the Investment Company Act of 1940. Because servicing fees are paid out of a Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges.

Payments to Financial Firms

Some or all of the sales charges and servicing fees described above are paid or “reallowed” to the broker, dealer or financial adviser (collectively, “financial firms”) through which you purchase your shares. Please see the Statement of Additional Information for more details. A financial firm is one that, in exchange for compensation, sells, among other products, Fund shares (including the shares offered in this prospectus) or provides services for fund shareholders. Financial firms include brokers, dealers, insurance companies and banks.

In addition, the Distributor, the Manager and their affiliates (for purposes of this subsection only, collectively, the “Distributor”) may from time to time make additional payments such as cash bonuses or provide other incentives to selected financial firms as compensation for services such as, without limitation, providing the Fund with “shelf space” or a higher profile for the financial firms’ financial consultants and their customers, placing the Fund on the financial firms’ preferred or recommended fund list, granting the Distributor access to the financial firms’ financial consultants, providing assistance in training and educating the financial firms’ personnel, and furnishing marketing support and other specified services. These payments may be significant to the financial firms and may also take the form of sponsorship of seminars or informational meetings or payment for attendance by persons associated with the financial firms at seminars or informational meetings.

A number of factors will be considered in determining the amount of these additional payments to financial firms. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund, other funds sponsored by the Distributor and/or a particular class of shares, during a specified period of time. The Distributor may also make payments to one or more participating financial firms based upon factors such as the amount of assets a financial firm’s clients have invested in the Fund and the quality of the financial firm’s relationship with the Distributor.

The additional payments described above are made at the Distributor’s expense. These payments may be made to financial firms selected by the Distributor, generally to the firms that have sold significant amounts of shares of the Fund or other Allianz or PIMCO funds. The level of payments made to a financial firm in any future year will vary and generally will not exceed the sum of (a) 0.10% of such year’s fund sales by that financial firm and (b) 0.06% of the assets attributable to that financial firm invested in equity funds sponsored by the Distributor and 0.03% of the assets invested in fixed-income funds sponsored by the Distributor. In certain cases, the payments described in the preceding sentence may be subject to certain minimum payment levels. In lieu of payments pursuant to the foregoing formulae, the Distributor may make payments of an agreed upon

47

amount which normally will not exceed the amount that would have been payable pursuant to the formulae. There are a few existing relationships on different bases that are expected to terminate, although the actual termination date is not known. In some cases, in addition to the payments described above, the Distributor will make payments for special events such as a conference or seminar sponsored by one of such financial firms.

If investment advisers, distributors or affiliates of investment companies pay bonuses and incentives in differing amounts, financial firms and their financial consultants may have financial incentives for recommending a particular investment company over other investment companies. In addition, depending on the arrangements in place at any particular time, a financial firm and its financial consultants may also have a financial incentive for recommending a particular share class over other share classes. You should consult with your financial advisor and review carefully any disclosure by the financial firm as to compensation received by your financial advisor.

Wholesale representatives of the Distributor visit brokerage firms on a regular basis to educate financial advisors about the Fund and to encourage the sale of Fund shares to their clients. The costs and expenses associated with these efforts may include travel, lodging, sponsorship at educational seminars and conferences, entertainment and meals to the extent permitted by law.

Although the Fund may use financial firms that sell Fund shares to effect transactions for the Fund’s portfolio, the Fund, the Manager and the Sub-Adviser will not consider the sale of Fund shares as a factor when choosing financial firms to effect those transactions. Some of these financial firms are active underwriters of, and dealers in, securities and act as market makers in a number of such securities, and therefore can be expected to engage in portfolio transactions with the Fund.

The Distributor may also make payments for recordkeeping and other transfer agency services to financial intermediaries that sell Fund shares.

In return for providing ongoing shareholder support services, the Distributor has agreed to pay, out of its own assets, an additional fee to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) at the annual rate of 0.10%, and to A.G. Edwards & Sons, Inc. (“A.G. Edwards”) at the annual rate of 0.06%, of the average daily total net assets of the Fund attributable to Class A shares sold through Merrill Lynch or A.G. Edwards, as applicable, in the Fund’s initial public offering in January 2007 and that continue to be held by or through Merrill Lynch or A.G. Edwards, as applicable, on behalf of its customers commencing one year after completion of the initial public offering.

For further details about payments made by the Distributor to financial firms, please see the Statement of Additional Information.

Calculation of Share Price

During the continuous offering, the Fund offers Class A shares at the offering price, which is the net asset value (“NAV”) per share next determined after the Distributor receives your purchase order, plus any applicable sales charge. NAVs are ordinarily determined at the close of regular trading (normally, 4:00 p.m., Eastern time) on the New York Stock Exchange on each day the New York Stock Exchange is open. See “Net Asset Value” below. Generally, purchase orders for Fund shares are processed at the NAV next calculated after your order is received by the Distributor. There are certain exceptions where an order is received by a broker or dealer before the NAV has been calculated and then transmitted to the Distributor after the NAV has been calculated for that day (in which case the order may be processed at that day’s NAV).

The Fund does not calculate NAVs or process orders on days when the New York Stock Exchange is closed. If your purchase order is received by the Distributor on a day when the New York Stock Exchange is

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closed, it will be processed on the next succeeding day when the New York Stock Exchange is open (at the succeeding day’s NAV).

Purchasing Class A Shares

You can purchase Class A shares of the Fund in the following ways:

❒

Through your broker, dealer or other financial intermediary.    Your broker, dealer or other intermediary may establish higher minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker, dealer or other intermediary will normally be held in your account with that firm.

❒

Directly from the Fund.    To make direct investments, you must open an account with the Distributor and send payment for your shares either by mail or through a variety of other purchase options and plans offered by the Fund.

Purchases by Mail.    If you wish to invest directly by mail, please send a check payable to Allianz Global Investors Distributors LLC, along with a completed application form to:

Allianz Global Investors Distributors LLC

P.O. Box 9688

Providence, RI 02940-0926

The Fund accepts all purchases by mail subject to collection of checks at full value and conversion into federal funds. You may make subsequent purchases by mailing a check to the address above with a letter describing the investment or with the additional investment portion of a confirmation statement. Checks for subsequent purchases should be payable to Allianz Global Investors Distributors LLC and should clearly indicate your account number. Please call the Distributor at 1-800-426-0107 if you have any questions regarding purchases by mail.

The Distributor reserves the right to require payment by wire or U.S. bank check. The Distributor generally does not accept payments made by cash, temporary/starter checks, third-party checks, credit cards, traveler’s checks, credit card checks, or checks drawn on non-U.S. banks even if payment may be effected through a U.S. bank.

Purchases by Telephone.    You may elect to purchase shares after enrolling in Fund Link (see “Fund Link” below) which allows you to purchase Fund shares over the phone. To initiate such purchases, call 1-800-426-0107.

Purchases by Exchange from Allianz Funds or PIMCO Funds.    Shareholders of participating open-end investment companies in the Allianz and PIMCO Funds family may exchange their Class A shares of any such Allianz Fund or PIMCO Fund for Class A shares of the Fund on the basis of their respective net asset values, minus any applicable redemption fee (as provided in the applicable Allianz or PIMCO Fund prospectus). Currently, the Fund does not charge any other exchange fees or charges. Exchanges are subject to the Fund’s $5,000 minimum initial purchase requirement. The Fund reserves the right to refuse exchange purchases if, in the judgment of the Manager, the transaction would adversely affect the Fund or its shareholders.

Subsequent Purchases of Shares.    Subsequent purchases of Class A shares can be made as indicated above by mailing a check with a letter describing the investment or with the additional investment portion of a confirmation statement. Except for subsequent purchases through the Fund’s Auto-Invest plan, Fund Link and tax-qualified programs referred to below, the minimum subsequent purchase in the Fund is $100. All payments

49

should be made payable to Allianz Global Investors Distributors LLC and should clearly indicate the shareholder’s account number. Checks should be mailed to the address above under “Purchases by Mail.”

Auto-Invest Plan.    The Fund’s Auto-Invest plan provides for periodic investments into your account with the Fund by means of automatic transfers of a designated amount from your bank account. The minimum investment for eligibility into this plan is $2,500. Investments may be made monthly or quarterly, and may be in any amount subject to a minimum of $50 per month. Further information regarding the Auto-Invest plan is available from the Distributor or participating brokers. You may enroll by completing the appropriate section on the account application, or you may obtain an Auto-Invest application by calling the Distributor or your broker. The use of Auto-Invest may be limited at the discretion of the Distributor.

Fund Link.    Fund Link connects your Fund account with a bank account. Purchase transactions are effected by electronic funds transfers from your account at a U.S. bank or other financial institution that is an Automated Clearing House (“ACH”) member. You may use Fund Link to make subsequent purchases of shares in any amount greater than $50. To initiate such purchases, call 1-800-426-0107. All such calls will be recorded. Fund Link is normally established within 45 days of receipt of a Fund Link application by PFPC, Inc. (the “Transfer Agent”), the Fund’s transfer agent for Class A shares. The minimum investment by Fund Link is $50. Shares will be purchased on the regular business day the Distributor receives the funds through the ACH system, provided the funds are received before the close of regular trading on the New York Stock Exchange. If the funds are received after the close of regular trading, the shares will be purchased on the next regular business day.

Fund Link privileges must be requested on the account application. To establish Fund Link on an existing account, complete a Fund Link application, which is available from the Distributor or your broker, with signatures guaranteed from all shareholders of record for the account. Such privileges apply to each shareholder of record for the account unless and until the Distributor receives written instructions from a shareholder of record canceling such privileges. Changes of bank account information must be made by completing a new Fund Link application signed by all owners of record of the account, with all signatures guaranteed. The Distributor, the Transfer Agent and the Fund may rely on any telephone instructions believed to be genuine and will not be responsible to shareholders for any damage, loss or expenses arising out of such instructions. The Fund reserves the right to amend, suspend or discontinue Fund Link privileges at any time without prior notice. Fund Link does not apply to shares held in broker “street name” accounts or in other omnibus accounts.

Tax-Qualified Specified Benefit and Other Plans.    The Distributor makes available specified benefit plan services and documents for Individual Retirement Accounts (IRAs), including Roth IRAs, for which Boston Safe Deposit & Trust Company serves as trustee and for IRA Accounts under the Internal Revenue Code of 1986, as amended (the “Code”). The Distributor makes available services and prototype documents for Simplified Employee Pension Plans (SEP). In addition, prototype documents are available for establishing 403(b)(7) custodial accounts with Boston Safe Deposit & Trust Company as custodian. This form of account is available to employees of certain non-profit organizations.

In this prospectus, a “Plan Investor” means any of the following: 401(k) plan, profit-sharing plan, money purchase pension plan, defined benefit plan, 457 plan, employer-sponsored 403(b) plan, non-qualified deferred compensation plan, and health care benefit funding plan. The term “Plan Investor” does not include an IRA, Roth IRA, SEP IRA, SIMPLE IRA, SAR-SEP IRA, 403(b)(7) custodial account or a Coverdell Education Savings Account.

The minimum initial investment for all Plan Investors, IRAs, Roth IRAs, SEP IRAs, SIMPLE IRAs, SAR-SEP IRAs and 403(b)(7) custodial accounts are set forth in the table under “Specified Benefit Account Minimums” below.

Note for Plan Investors.    For Plan Investors invested in the Fund through “omnibus” account arrangements, there is no minimum initial investment per plan participant. Instead, there is a minimum initial

50

investment per plan, which is agreed upon by the Distributor and the financial intermediary maintaining the omnibus account. However, any Plan Investor that has existing positions in the Fund and that does not already maintain an omnibus account with the Fund and would like to invest in the Fund is subject to the minimum initial investment set forth in the table under “Specified Benefit Account Minimums” below.

Specified Benefit Account Minimums

Type of Account	Initial Minimum Investment	Subsequent Minimum Investment
IRA	$2,500	$50
Roth IRA	$2,500	$50
SEP IRA established on or before March 31, 2004	$50 per participant	$50 per participant
SEP IRA established after March 31, 2004	$2,500 per participant	$50 per participant
SIMPLE IRA*	$50 per participant	$50 per participant
SAR-SEP IRA*	$50 per participant	$50 per participant
403(b)(7) custodial account plan established on or before March 31, 2004	$50 per participant	$50 per participant
403(b)(7) custodial account plan established after March 31, 2004	$2,500 per participant	$50 per participant
Plan Investors held through omnibus accounts-
Plan Level	$0	$0
Participant Level	$0	$0
Plan Investors held through non-omnibus accounts (individual participant accounts) established on or before March 31, 2004	$50	$50
Plan Investors held through non-omnibus accounts (individual participant accounts) established after March 31, 2004	$2,500	$50

*	The minimums apply to existing accounts only. No new SIMPLE-IRA or SAR-SEP IRA accounts are being accepted.

The Distributor, in its sole discretion, may accept or reject any order for purchase of Fund shares. No share certificates will be issued.

Investment Minimums

The following investment minimums apply for purchases of Class A shares.

Initial Investment	Subsequent Investments
$5000	$100

Lower minimums may apply for certain categories of investors, including certain tax-qualified retirement plans and asset based fee programs, and for special investment programs and plans offered by the Fund, such as the Auto-Invest and Fund Link programs.

Minimum Account Size

Due to the relatively high cost to the Fund of maintaining small accounts, you are asked to maintain an account balance of at least the minimum investment necessary to open the particular type of account. If your balance for the Fund remains below the minimum for three months or longer, the Manager may (except in the case of employer-sponsored retirement accounts), subject to applicable law, provide you 60 days to increase your balance,

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and thereafter you may be deemed to have tendered your shares in the next succeeding quarterly repurchase offer. See “Periodic Repurchase Offers” below. Your Fund account will not be deemed to have been tendered if the reduction in size is due solely to a decline in market value of your Fund shares or if the aggregate value of all your Allianz Funds and PIMCO Funds accounts, including your account with the Fund, exceeds $50,000.

Verification of Identity

To help the government fight the funding of terrorism and money laundering activities, the Fund seeks to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

1. Name.

2. Date of birth (for individuals).

3. Residential or business street address.

4. Social security number, taxpayer identification number, or other identifying number.

The Fund will not open a new account unless it receives the minimum identifying information listed above.

Individuals may also be asked for a copy of their driver’s license, passport or other identifying document in order to verify their identity. In addition, it may be necessary to verify an individual’s identity by cross-referencing the identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund also may close your account and repurchase your shares or take other appropriate action if it is unable to verify your identity within a reasonable time.

Account Registration Changes

Changes in registration or account privileges may be made in writing to the Transfer Agent. Signature guarantees may be required. See “Periodic Repurchase Offers – Signature Guarantee.” All correspondence must include the account number and must be sent to:

Allianz Global Investors Distributors LLC

P.O. Box 9688

Providence, RI 02940-0926

Request for Multiple Copies of Shareholder Documents

To reduce expenses, it is intended that only one copy of the Fund’s prospectus and each annual and semi-annual report will be mailed to those addresses shared by two or more accounts. If you wish to receive additional copies of these documents and your shares are held directly with the Fund, call the Fund at 1-800-426-0107. Alternatively, if your shares are held through a financial institution, please contact it directly. Within 30 days after receipt of your request by the Fund or financial institution, as appropriate, such party will begin sending you individual copies.

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PERIODIC REPURCHASE OFFERS

To provide some liquidity and the ability to receive net asset value on a disposition of at least a portion of your Class A shares, the Fund makes quarterly offers to repurchase Class A shares in the months of March, June, September and December. The Fund is a closed-end “interval” fund and has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its shares at net asset value on a quarterly basis. The Fund may also make a discretionary repurchase offer once every two years. The repurchase request deadline is ordinarily on the fifth business day of the month in which a repurchase occurs.

When a quarterly repurchase offer commences, the Fund sends, at least 21 days prior to the repurchase request deadline, written notice to each shareholder setting forth, among other things:

❒	The percentage of Class A shares that the Fund is offering to repurchase and how the Fund will purchase Class A shares on a pro rata basis if the offer is oversubscribed.

❒	The date on which a shareholder’s repurchase request is due.

❒	The date or range of dates that will be used to determine the Fund’s net asset value applicable to the repurchase offer. See “Determination of Repurchase Price and Payment for Shares.”

❒	The date or range of dates by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase. See “Determination of Repurchase Price and Payment for Shares.”

❒	The net asset value of the Class A shares as of a date no more than seven days prior to the date of the notification and the means by which shareholders may ascertain the net asset value.

❒	The procedures by which shareholders may tender their Class A shares and the right of shareholders to withdraw or modify their tenders prior to the repurchase request deadline.

❒	The circumstances in which the Fund may suspend or postpone a repurchase offer.

This notice may be included in a shareholder report or other Fund document. The repurchase request deadline will be strictly observed. If you or your broker or dealer fails to submit your repurchase request in good order by the repurchase request deadline, you will be unable to liquidate your shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer. You should be sure to advise your broker or dealer of your intentions in a timely manner. You may withdraw or change your repurchase request with a proper instruction submitted in good form at any point before the repurchase request deadline.

Determination of Repurchase Price and Payment for Shares

The repurchase price payable in respect of a tendered Class A share is equal to the Class A share’s net asset value as determined no later than the 14th day (or the next business day if the 14th day is not a business day) following the repurchase request deadline, and payment for all shares repurchased pursuant to these offers is made not later than seven days after the repurchase pricing date. Under normal circumstances, net asset value is determined on the repurchase request deadline and payment for shares tendered is made within three business days after such deadline. Proceeds are distributed to intermediaries as specified in the repurchase offer notice. The Fund’s net asset value per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially after the repurchase request deadline and prior to the net asset value determination date. The method by which the Fund calculates net asset value is discussed below under “Net Asset Value.” During the period the offer to repurchase is open, shareholders may obtain current net asset values by calling the Fund’s transfer agent at (800) 426-0107 or on the internet at www.allianzinvestors.com.

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The Fund does not currently intend to deduct any repurchase fee from the repurchase amount. However, in the future the Fund’s Board of Trustees may determine to charge a repurchase fee payable to the Fund intended to compensate for its expenses directly related to the repurchase. This fee could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will not exceed 2% of the proceeds of the repurchase.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Board of Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (2) if making or effecting the repurchase offer would cause the shares that are subject to the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Board of Trustees sets for each repurchase offer a maximum percentage of shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares up to a maximum amount of 2% of the outstanding Class A shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares tendered on a pro rata basis. As described below under “Exchange Privilege,” the maximum number of shares that may be repurchased in any quarter will include those shares which shareholders have requested be exchanged into open-end investment companies.

If any shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of proration.

There is no assurance that you will be able to tender your Class A shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the net asset value determination date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or

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otherwise disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period equal to the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

The Fund believes that repurchase offers are generally beneficial to the Fund’s shareholders, and are generally funded from available cash or sales of portfolio securities. However, the repurchase of shares by the Fund decreases the assets of the Fund and, therefore, has the effect of increasing the Fund’s expense ratio. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Fund’s expenses and reducing any net investment income. The Fund currently conducts a continuous offering of its Class A shares, which may reduce potential adverse consequences of repurchase offers, but there is no assurance that the Fund will be able to sell a significant amount of additional Class A shares.

Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop for the Class A shares, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic repurchase offers at net asset value may not alleviate such discount.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risks—Repurchase Offers Risk.” In addition, the repurchase of shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters.”

Exchange Privilege

You will not be able to exchange Class A shares at any time other than in connection with a repurchase offer, which occurs only periodically.     If your Class A shares are accepted for repurchase, you may elect, in lieu of receiving cash, to exchange your Class A shares into shares of various open-end investment companies in the Allianz and PIMCO Funds family (“Participating Funds”) at net asset value. The Participating Funds are managed by the Manager or its affiliates. A share exchange is generally a taxable event which may generate capital gains or losses, and special rules may apply in computing tax basis when determining gain or loss. Please consult your tax or other financial advisor before making any exchange request. See “Tax Matters” in this prospectus.

You will receive information regarding the exchange privilege, as well as the process for requesting exchanges, in connection with the written notice of each periodic repurchase offer, and may make an election to receive shares of Participating Funds. Alternatively, to request an exchange of your Class A shares into shares of Participating Funds in connection with a periodic repurchase offer, you may contact your broker or dealer. If you maintain your account with the Distributor, you may exchange shares by completing a written exchange request and sending it to Allianz Global Investors Distributors LLC, P.O. Box 9688, Providence, RI 02940-0926. Exchange forms are available from the Distributor at 1-800-426-0107 and may be used if there will be no change in your registered name or address. Unless you have specifically declined telephone exchange privileges on the account application or elected in writing not to utilize telephone exchanges, you may also request an exchange by a telephone request to the Distributor at 1-800-426-0107. The Fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may be liable for any losses due to unauthorized or fraudulent instructions if it fails to employ such procedures. The Fund will require a form of personal identification prior to acting on a caller’s telephone instructions, will provide written confirmations of such transactions and will record telephone instructions. Changes in registration information or account privileges may be made in writing to the Transfer Agent, PFPC, Inc., P.O. Box 9688, Providence, RI 02940-0926, or by use of forms which are available from the Distributor. A signature guarantee may be required. See “Signature Guarantee” below.

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Abusive Trading Practices

The Fund encourages shareholders to invest in the Fund as part of a long-term investment strategy and discourages excessive, short-term trading, sometimes referred to as “market timing,” and other abusive trading practices. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for trading into and out of a fund in a short time period to a much greater extent than closed-end funds, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, as a closed-end fund which makes only periodic repurchase offers, the Fund is less likely to encounter market timing for its Class A shares than are open-end funds. The ability of shareholders of the Fund to engage in market timing and other abusive trading practices is very limited because shareholders may have their Class A shares repurchased by the Fund only in connection with the Fund’s quarterly repurchase offers. Nevertheless, there is a possibility that shareholders may engage in relatively short-term trading, for instance by purchasing Class A shares shortly before a repurchase request deadline and then tendering the newly acquired shares in the repurchase offer.

The Fund seeks to deter and prevent abusive trading practices, and to reduce the risks thereof (i.e. interfering with the efficient management of the Fund’s portfolio, increasing transaction costs and taxes and harming the performance of the Fund and its shareholders), and seeks to monitor shareholder account activities in order to detect and prevent excessive and disruptive trading practices. The Fund and the Manager each reserves the right to restrict or refuse any purchase or exchange transaction if, in the judgment of the Fund or of the Manager, the transaction may adversely affect the interests of a Fund or its shareholders. Notice of any restrictions or rejections of transactions may vary according to the particular circumstances.

Although the Fund and its service providers seek to detect and prevent abusive trading activities, and although the Fund will consistently apply such methods, there can be no assurances that such activities can be detected, mitigated or eliminated. By their nature, omnibus accounts, in which purchases and sales of Fund shares by multiple investors are aggregated for submission to the Fund on a net basis, conceal the identity of the individual shareholders from the Fund because the broker, retirement plan administrator or fee-based program sponsor maintains the record of the Fund’s underlying beneficial owners. While the access to underlying shareholder information may be increased through contractual arrangements with intermediaries, holdings through omnibus accounts generally make it more difficult for the Fund to identify short-term transactions in the Fund.

Signature Guarantee

A signature guarantee is not required for repurchases requested by and payable to all shareholders of record for the account that is to be sent to the address of record for that account. If you have any questions about these requirements you should contact the Transfer Agent in writing or call 1-800-426-0107 before submitting a repurchase request.

If the proceeds of the shares tendered for repurchase (i) are to be paid to a person other than the record owner, (ii) are to be sent to an address other than the address of the account on the Transfer Agent’s records, or (iii) are to be paid to a corporation, partnership, trust or fiduciary, the signature(s) on the repurchase request or stock power must be guaranteed as described below. The Distributor may, however, waive the signature guarantee requirement for repurchases of up to $2,500 of the shares of a trustee of a qualified retirement plan, the administrator for which has an agreement with the Distributor.

When a signature guarantee is called for, a “medallion” signature guarantee will be required. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, Stock Exchanges Medallion Program and New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions which are not participating in one of these programs will not be accepted. Please note that financial institutions participating in a recognized

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medallion program may still be ineligible to provide a signature guarantee for transactions of greater than a specified dollar amount. The Fund may change the signature guarantee requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus.

NET ASSET VALUE

The net asset value per share (“NAV”) of the Fund’s Class A shares is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities, by the total number of shares outstanding. Fund shares are valued as of a particular time (the “Valuation Time”) on each day (“Business Day”) that the New York Stock Exchange is open for trading. The Valuation Time is ordinarily at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) (the “NYSE Close”). In unusual circumstances, the Board of Trustees may determine that the Valuation Time shall be as of 4:00 p.m., Eastern time, notwithstanding an earlier, unscheduled close or halt of trading on the New York Stock Exchange.

For purposes of calculating NAV, the Fund’s investments for which market quotations are readily available are valued at market value. Market values for various types of securities and other instruments are determined on the basis of closing prices or last sales prices on an exchange or other market, or based on quotes or other market information obtained from quotation reporting systems, established market makers or pricing services. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost.

If market quotations are not readily available (including in cases where available market quotations are deemed to be unreliable), the Fund’s investments will be valued at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees. Fair value pricing may require subjective determinations about the value of a security or other asset, and fair values used to determine the Fund’s NAV may differ from quoted or published prices, or from prices that are used by others, for the same investments. Also, the use of fair value pricing may not always result in adjustments to the prices of securities or other assets held by the Fund.

The Fund may determine that market quotations are not readily available due to events relating to a single issuer (e.g., corporate actions or announcements) or events relating to multiple issuers (e.g., governmental actions or natural disasters). The Fund may determine the fair value of investments based on information provided by pricing services and other third-party vendors, which may recommend fair value prices or adjustments with reference to other securities, indices or assets. In considering whether fair value pricing is required and in determining fair values, the Fund may, among other things, consider significant events (which may be considered to include changes in the value of U.S. securities or securities indices) that occur after the close of the relevant market and before the Valuation Time. The Fund intends to use modeling tools provided by third-party vendors to determine fair values of certain non-U.S. securities.

For purposes of calculating NAV, the Fund normally uses pricing data for domestic equity securities received shortly after the NYSE Close and does not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic debt and non-U.S. securities are normally priced using data reflecting the earlier closing of the principal markets for those securities, subject to possible fair value adjustments. Information that becomes known to the Fund or its agents after NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or NAV determined earlier that day.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, NAV of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of investments traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that

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the New York Stock Exchange is closed. The calculation of the Fund’s NAV may not take place contemporaneously with the determination of the prices of non-U.S. securities used in NAV calculations.

DISTRIBUTIONS

The Fund declares dividends from net investment income and net realized capital gains, if any, annually. As portfolio and market conditions change, the rate of dividends and the Fund’s dividend policy could change. In its annual distributions, the Fund intends to distribute substantially all of its net investment income, if any, and any available net capital gain. Unless you elect to receive distributions in cash, all of your distributions will be automatically reinvested in additional Class A shares under the Fund’s dividend reinvestment plan. See “Dividend Reinvestment Plan.”

The Sub-Adviser does not limit the Fund’s investments to companies with a record of dividend payments, and the Fund will often have substantial exposure to companies that pay relatively small or no regular dividends. Accordingly, investors who are seeking to receive current income or other forms of yield as a primary investment objective should consider investment products other than the Fund’s Class A shares.

Although it does not now intend to do so, the Board of Trustees may change the Fund’s distribution policy and the amount or timing of the distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

DIVIDEND REINVESTMENT PLAN

Pursuant to the Fund’s dividend reinvestment plan (the “Plan”), all Class A shareholders have all of their dividends, including any capital gain dividends, reinvested automatically in additional Class A shares by PFPC Inc., as agent for the Class A shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Class A shares for others who are the beneficial owners, the Plan Agent administers the Plan on the basis of the number of Class A shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who participate in the Plan. Shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such shareholders may not be able to transfer their shares to another bank or broker and continue to participate in the Plan. All distributions to investors who elect not to participate in the Plan (or whose broker or nominee elects not to participate on the investor’s behalf) are paid in cash by check mailed, in the case of direct shareholders, to the record holder by PFPC Inc., as the Fund’s dividend disbursement agent.

Shares received under the Plan will be issued to you at their net asset value on the ex-dividend date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. The Plan Agent also furnishes each person who buys Class A shares with written instructions detailing the procedures for electing not to participate in the Plan and to instead receive distributions in cash. Any proxy you receive will include all Class A shares you have received under the Plan.

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Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”

The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from PFPC Inc., P.O. Box 9688, Providence, Rhode Island 02940, telephone number (800) 426-0107.

DESCRIPTION OF SHARES

The Fund’s Declaration authorizes the issuance of an unlimited number of Class A shares. The Class A shares will be issued with a par value of $.00001 per share. All Class A shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Class A shares, when issued, are fully paid and, subject to matters discussed in “Certain Provisions in the Declaration of Trust,” non-assessable, and have no pre-emptive or conversion rights or rights to cumulative voting.

The Fund does not intend to hold annual meetings of shareholders.

The Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the 1940 Act.

Unlike open-end funds, closed-end interval funds like the Fund do not provide daily redemptions. However, the Fund conducts a continuous offering of its shares (as does an open-end fund). The Fund’s Declaration limits the ability of the Fund to convert to open-end status. See “Certain Provisions in the Declaration of Trust.” The Fund’s Class A shares are designed primarily for long-term investors, and investors in the Class A shares should not view the Fund as a vehicle for trading purposes.

Outstanding Shares

As of November 30, 2007, the following Class A shares of the Fund were outstanding:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or For its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class A	Unlimited	0	4,767,504

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

The Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

As described below, the Declaration grants special approval rights with respect to certain matters to members of the Board who qualify as “Continuing Trustees,” which term means a Trustee who either (i) has been a member of the Board for a period of at least thirty-six months (or since the commencement of the Fund’s operations, if less than thirty-six months) or (ii) was nominated to serve as a member of the Board of Trustees by a majority of the Continuing Trustees then members of the Board.

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The Declaration requires the affirmative vote or consent of at least seventy-five percent (75%) of the Board of Trustees and holders of at least seventy-five percent (75%) of the Fund’s shares to authorize certain Fund transactions not in the ordinary course of business, including a merger or consolidation or any shareholder proposal regarding specific investment decisions, unless the transaction is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case no shareholder authorization would be required by the Declaration, but may be required in certain cases under the 1940 Act). The Declaration also requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case shareholders would have only the minimum voting rights required by the 1940 Act with respect to the conversion).

Also, the Declaration provides that the Fund may be terminated at any time by vote or consent of at least seventy-five percent (75%) of the Fund’s shares or, alternatively, by vote or consent of both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees. See “Anti-Takeover and Other Provisions in the Declaration of Trust” in the Statement of Additional Information for a more detailed summary of these provisions.

The Declaration provides that a Trustee may be removed with or without cause by action of a majority of the Trustees, and, if the Trustee being considered for removal is a Continuing Trustee, by action of all other Continuing Trustees.

The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the Fund’s Bylaws.

The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Fund by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objective and policies. The provisions of the Declaration described above could have the effect of depriving the Class A shareholders of opportunities to sell their Class A shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Class A shareholders.

The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the Fund’s Bylaws, both of which are on file with the Securities and Exchange Commission.

Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

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TAX MATTERS

Federal Income Tax Matters

The following federal income tax discussion reflects provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury regulations, rulings published by the Internal Revenue Service (the “Service”), and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund. For more detailed information regarding tax considerations, see “Tax Matters” in the Statement of Additional Information. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in the Fund may be subject to state and local taxes.

The Fund intends to qualify each year for taxation as a regulated investment company eligible for treatment under the provisions of Subchapter M of the Code. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to federal income tax on income distributed in a timely manner to its shareholders in the form of dividends or capital gain distributions.

For federal income tax purposes, distributions of investment income are generally taxable to the shareholder as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares. Distributions of net capital gains from the sale of investments that the Fund owned for more than one year and that are properly designated by the Fund as capital gain dividends will be taxable as long-term capital gains. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income.

For taxable years beginning on or before December 31, 2010, the Fund may designate distributions of investment income derived from dividends of U.S. corporations and some foreign corporations as “qualified dividend income,” provided holding period and other requirements are met by the Fund. Qualified dividend income will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided the same holding period and other requirements are met by the shareholder. Fund dividends representing distributions of interest income and short-term capital gains cannot be designated as qualified dividend income and will not qualify for the reduced rates. In light of this, not all Fund distributions are expected to be derived from qualified dividend income.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid). Distributions are taxable whether shareholders receive them or reinvest them in additional shares through the Dividend Reinvestment Plan. Shareholders will be notified annually as to the U.S. federal tax status of distributions. Any gain resulting from the sale or exchange of Fund shares generally will be taxable as capital gains.

The long-term capital gain rates applicable to most shareholders will be 15% (with lower rates applying to taxpayers in the 10% and 15% ordinary income tax brackets) for taxable years beginning on or before December 31, 2010.

The Fund’s income from investments in foreign securities may be subject to foreign withholding taxes. In that case, the Fund’s yield on those securities would be decreased. In addition, special tax rules may change the treatment of gains and losses recognized by the Fund when the Fund invests in certain foreign securities or currencies. These special rules can, among other things, affect the treatment of capital gain or loss as long-term or short-term and may result in ordinary income rather than capital gain. The application of these special rules may also affect the timing, amount and character of distributions made by the Fund.

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Under current law, the backup withholding tax rate is 28% for amounts paid through December 31, 2010 and will be 31% for amounts paid after December 31, 2010. The Fund is required to apply backup withholding to certain taxable distributions and redemption proceeds including, for example, distributions paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number. Please see “Tax Matters” in the Statement of Additional Information for additional information about backup withholding.

A repurchase by the Fund of its Class A shares from a shareholder (see, e.g., “Periodic Repurchase Offers” above) generally will be treated as a sale of the shares by a shareholder provided that after the repurchase the shareholder does not own, either directly or by attribution under Section 318 of the Code, any shares. If, after a repurchase a shareholder continues to own, directly or by attribution, any shares, it is possible that any amounts received in the repurchase by such shareholder will be taxable as a dividend to such shareholder, and there is a risk that shareholders who do not have any of their shares repurchased would be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund. Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements described above. The Fund may also recognize income in connection with the liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements have been satisfied.

This section relates only to federal income tax consequences of investing in the Fund; the consequences under other tax laws may differ. You should consult your tax advisor as to the possible application of foreign, state and local income tax laws to Fund dividends and capital distributions. Please see “Tax Matters” in the Statement of Additional Information for additional information regarding the tax aspects of investing in the Fund.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105. The custodian performs custodial and fund accounting services as well as compliance services on behalf of the Fund.

PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809, serves as the Fund’s transfer agent, registrar, dividend disbursement agent and shareholder servicing agent, as well as agent for the Fund’s Dividend Reinvestment Plan.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, serves as the independent registered public accounting firm for the Fund.

COUNSEL

Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, passes upon certain legal matters in connection with shares offered by the Fund, and also acts as counsel to the Fund.

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TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies	3
Investment Restrictions	37
Management of the Fund	40
Investment Manager and Sub-Adviser	49
Distribution of Fund Shares	56
Portfolio Transactions	60
Distributions	62
Description of Shares	63
Anti-Takeover and Other Provisions in the Declaration of Trust	63
Repurchase of Class A Shares	65
Conversion to Open-End Fund	66
Tax Matters	67
Performance Related and Comparative Information	74
Custodian, Transfer Agent and Dividend Disbursement Agent	74
Independent Registered Public Accounting Firm	75
Counsel	75
Registration Statement	75
Financial Statements	75
Appendix A—Description of Securities Ratings	A-1
Appendix B—Proxy Voting Policies	B-1

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Allianz RCM Global EcoTrendsSM Fund

Class A Shares

P R O S P E C T U S

March 31, 2008

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ALLIANZ RCM GLOBAL ECOTRENDSSM FUND

STATEMENT OF ADDITIONAL INFORMATION

March 31, 2008

Allianz RCM Global EcoTrendsSM Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an “interval fund.”

IMPORTANT NOTE: In March 2008, the Board of Trustees of the Fund approved, and will recommend that shareholders of the Fund also approve, a proposed merger of the Fund into Allianz RCM Global EcoTrendssm Fund, a newly organized, open-end series of Allianz Funds Multi-Strategy Trust, which has an identical investment objective and substantially similar investment strategies to those of the Fund. Shareholders of the Fund will receive a prospectus/proxy statement containing additional detailed information prior to a special shareholder meeting to approve the merger transaction.

This Statement of Additional Information relating to Class A shares of the Fund (“Class A Shares”) is not a prospectus, and should be read in conjunction with the Fund’s prospectus relating thereto dated March 31, 2008 (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Class A Shares, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling (877) 819-2224. You may also obtain a copy of the Prospectus on the web site (http://www.sec.gov) of the Securities and Exchange Commission (“SEC”). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

This Statement of Additional Information is dated March 31, 2008.

INVESTMENT OBJECTIVE AND POLICIES

The investment objective and general investment policies of the Fund are described in the Prospectus. The Manager, the investment manager of the Fund, retains its affiliate, RCM Capital Management LLC (“RCM”), to manage the Fund’s portfolio and RCM, in turn, retains its affiliate, Allianz Global Investors Advisory GmbH (“AGIA” and, collectively with RCM, the “Sub-Adviser”), to conduct the day-to-day portfolio management of the Fund.

Investments in Equity Securities

Common stocks and other equity securities represent an equity ownership interest in a company. The Fund may hold or have exposure to common stocks and other equity securities of issuers of any size (measured by market capitalization or otherwise) and in any industry or sector, though the Fund may have substantial exposure to companies with small market capitalizations, including, newly formed and early-stage companies. Although the Fund focuses its investments in common stocks, it may from time to time invest in or hold other types of equity securities, including preferred stocks, depository receipts, rights, warrants and convertible securities, including in circumstances where these securities are distributed to the Fund as part of general distribution to holders of a common stock in the Fund’s portfolio.

Because the Fund ordinarily has substantial exposure to equity securities, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular equity security held by the Fund. Also, the price of an equity security, particularly a common stock, is sensitive to general movements in the stock market. A decline in the stock market may depress the price of equity securities held by the Fund. The value of a company’s stock may fall as a result of factors relating directly to that company’s products or services. A stock’s value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of related industries, such as increases in production costs. This risk is particularly pronounced for the Fund because it ordinarily focuses its investments in companies that have exposure to the EcoEnergy, Pollution

Control and Clean Water sectors (together, the “Eco-Sectors”). The value of stocks may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates.

Stocks of Small Capitalization Companies

The Fund may have substantial exposure to securities of companies with small market capitalization, including newly founded and early-stage companies. Investments in larger companies present certain advantages in that such companies generally have greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities, and more stability and greater depth of management and technical personnel. Investments in smaller, less seasoned companies may present greater opportunities for growth but also may involve greater risks than customarily are associated with more established companies. The securities of small capitalization companies may be subject to more abrupt or erratic market movements than larger, more established companies. These companies may have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. Their securities may be traded in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Owning large positions in this type of security involves the additional risk of possibly having to sell portfolio securities at disadvantageous times and prices.

The Fund also may invest in securities of companies with medium market capitalizations. These investments share some of the risk characteristics of investments in securities of companies with small market capitalizations described above, although such companies tend to have longer operating histories, broader product lines and greater financial resources, and their securities tend to be more liquid and less volatile than those of small capitalization issuers.

Non-U.S. Investments

The Fund ordinarily has substantial exposure to securities of non-U.S. issuers, securities denominated in foreign currencies, and securities traded principally on exchanges outside of the United States (together, “non-U.S. securities”).

The Fund may invest in non-U.S. equity securities such as common stocks, preferred stocks and depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).

ADRs are U.S. dollar-denominated receipts issued generally by domestic banks and represent the deposit with the bank of a security of a foreign issuer. EDRs are foreign currency-denominated receipts similar to ADRs which are issued and traded in Europe and publicly traded on exchanges or over-the-counter in the United States. GDRs may be offered privately in the United States and also trade in public or private markets in other countries. ADRs, EDRs and GDRs may be issued as sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs, EDRs or GDRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program.

The Fund’s investments in non-U.S. securities involve special risks. There may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers are not generally subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage costs, custodial expenses and other fees are also generally higher than for securities traded in the United States. With respect to certain foreign countries, there is also a possibility of expropriation of assets, confiscatory taxation, adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country), potential restrictions on the flow of international capital, political or financial instability and diplomatic developments which could affect the value of investments in those countries. In addition, income received by the Fund from sources within foreign countries may be reduced by withholding and other taxes imposed by such countries. Changes in foreign exchange rates will affect the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

Emerging Market Securities

The Fund may invest up to 50% of its total assets in securities of issuers that are organized or headquartered in developing or “emerging market” countries. The risks of investing in non-U.S. securities are particularly high when securities of issuers based in or denominated in currencies of emerging market countries are involved. Investing in emerging market countries involves certain risks not typically associated with investing in U.S. securities, and imposes risks greater than, or in addition to, risks of investing in developed foreign countries. These risks include: greater risks of nationalization or expropriation of assets or confiscatory taxation; currency devaluations and other currency exchange rate fluctuations; greater social, economic and political uncertainty and instability (including the risk of war); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be smaller, less seasoned and newly organized companies; the difference in, or lack of, auditing and financial reporting standards, which may result in unavailability of material information about issuers; the risk that it may be more difficult to obtain and/or enforce a judgment in a court outside the United States; and greater price volatility, substantially less liquidity and significantly smaller market capitalization of securities markets. In addition, a number of emerging market countries restrict, to various degrees, foreign investment in securities, and high rates of inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Also, any change in the leadership or politics of emerging market countries, or the countries that exercise a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities.

Foreign Currency Transactions

The Fund’s Class A shares are priced in U.S. dollars and the distributions paid by the Fund to Class A shareholders are paid in U.S. dollars. However, a significant portion of the Fund’s assets may be denominated in non-U.S. currencies, and dividends received by the Fund from non-U.S. issuers often will be paid in non-U.S. currencies. The Fund may (but is not required to) hedge some or all of its exposure to foreign currencies through the use of derivative strategies. For instance, the Fund may enter into forward foreign currency exchange contracts, and may buy and sell foreign currency futures contracts and options on foreign currencies and foreign currency futures. A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, reduces the Fund’s exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another currency. Contracts to sell foreign currency would limit any potential gain which might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund’s investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in such transactions at any given time or from time to time when they would be beneficial. Although the Sub-Adviser has the flexibility to engage in such transactions, it may determine not to do so or to do so only in unusual circumstances or market conditions. Also, these transactions may not be successful and may eliminate any chance for the Fund to benefit from favorable fluctuations in relevant foreign currencies. The Fund may also use derivatives contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. To the extent that it does so, the Fund is subject to the additional risk that the relative value of currencies will be different than anticipated by the Sub-Adviser.

The Fund may engage in foreign currency transactions either on a spot (cash) basis at the rate prevailing in the currency exchange market at the time or through forward foreign currency exchange contracts (“forwards”).

A forward involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts may be bought or sold to protect the Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar or to increase exposure to a particular foreign currency. Open positions in forwards will be covered by the segregation with the Fund’s custodian of liquid assets and are marked to market daily. Although forwards may be used to minimize the risk of loss due to a decline in the value of the hedged currencies, at the same time, they tend to limit any potential gain which might result should the value of such currencies increase. The Fund might enter into forwards under the following circumstances:

Lock In. When the Sub-Adviser desires to “lock in” the U.S. dollar price on the purchase or sale of a security denominated in a foreign currency.

Cross Hedge. If a particular currency is expected to decrease against another currency, the Fund may sell the currency expected to decrease and purchase a currency that is expected to increase against the currency sold in an amount approximately equal to some or all of the Fund’s portfolio holdings denominated in the currency sold.

Direct Hedge. If the Sub-Adviser wants to eliminate substantially all of the risk of its exposure to a particular foreign currency, and/or if the Sub-Adviser believes that the Fund can benefit from price appreciation in a given country’s obligations but does not want to hold the currency, it may employ a direct hedge back into the U.S. dollar. In either case, the Fund would enter into a forward contract to sell the currency in which a portfolio security is denominated and purchase U.S. dollars at an exchange rate established at the time it initiated a contract. In the case of a direct hedge of a given country’s debt obligations, the cost of the direct hedge transaction may offset most, if not all, of the yield advantage offered by the foreign security, but the Fund would hope to benefit from an increase (if any) in the value of the obligation.

Proxy Hedge. The Sub-Adviser might choose to use a proxy hedge, which may be less costly than a direct hedge. In this case, the Fund, having purchased a security, will sell a currency whose value is believed to be closely linked to the currency in which the security is denominated. Interest rates prevailing in the country whose currency was sold would be expected to be close to those in the United States and lower than those of securities denominated in the currency of the original holding. This type of hedging entails greater risk than a direct hedge because it is dependent on a stable relationship between the two currencies paired as proxies and the relationships can be very unstable at times.

Costs of Hedging. If the Fund purchases a foreign bond with a higher interest rate than is available on U.S. bonds of a similar maturity, the additional yield on the foreign bond could be substantially reduced or lost if the Fund were to enter into a direct hedge by selling the foreign currency and purchasing the U.S. dollar. This is an example of what is known as the “cost” of hedging. Proxy hedging attempts to reduce this cost through an indirect hedge back to the U.S. dollar.

Tax Consequences of Hedging. Under applicable U.S. tax law, the Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Internal Revenue Code of 1986, as amended (“Code”). Those provisions could result in an increase (or decrease) in the amount of taxable dividends paid by the Fund and could affect whether dividends paid by the Fund are classified as capital gain or ordinary income.

Foreign Currency Exchange-Related Securities

Foreign Currency Warrants. Foreign currency warrants, such as Currency Exchange Warrants SM (“CEWsSM”), are warrants that entitle their holders to receive from their issuer an amount of cash (generally, for warrants issued in the United States, in U.S. dollars) that is calculated pursuant to a predetermined formula and based on the exchange rate between a specified foreign currency and the U.S. dollar as of the exercise date of the warrant. Foreign currency warrants generally are exercisable upon their issuance and expire as of a specific date and time. Foreign currency warrants have been issued in connection with U.S. dollar-denominated debt offerings by major issuers in an attempt to reduce the foreign currency exchange risk that, from the point of view of the prospective purchasers of the securities, is inherent in the international debt obligation marketplace. Foreign currency warrants may attempt to reduce the foreign exchange risk assumed by purchasers of a security by, for example, providing for a supplement payment in the event that the U.S. dollar depreciates against the value of a major foreign currency such as the Japanese Yen or German Deutschmark. The formula used to determine the amount payable upon exercise of a foreign currency warrant may make the warrant worthless unless the applicable foreign currency exchange rate moves in a particular direction (e.g., unless the U.S. dollar appreciates or depreciates against the particular foreign currency to which the warrant is linked or indexed). Foreign currency warrants are severable from the debt obligations with which they may be offered, and may be listed on exchanges. Foreign currency warrants may be exercisable only in certain minimum amounts, and an investor wishing to exercise warrants who possesses less than the minimum number required for exercise may be required either to sell the warrants or to purchase additional warrants, thereby incurring additional transaction costs. In the case of any exercise of warrants, there may be a time delay between the time a holder of warrants gives instructions to exercise and the time the exchange rate relating to exercise is determined, during which time the exchange rate could change significantly, thereby affecting both the market and cash settlement values of the warrants being exercised. The expiration date of the warrants may be accelerated if the warrants should be delisted from an exchange or if their trading should be suspended permanently, which would result in the loss of any remaining “time values” of the warrants (i.e., the difference between the current market value and the exercise value of the warrants), and, if the warrants were “out-of-the-money,” in a total loss of the purchase price of the warrants. Warrants are generally unsecured obligations of their issuers and are not standardized foreign currency options issued by the Options Clearing Corporation (“OCC”). Unlike foreign currency options issued by the OCC, the terms of foreign exchange warrants generally will not be amended in the event of government or regulatory actions affecting exchange rates or in the event of the imposition of other regulatory controls affecting the international currency markets. The initial public offering price of foreign currency warrants is generally considerably in excess of the price that a commercial user of foreign currencies might pay in the interbank market for a comparable option involving significantly larger amounts of foreign currencies. Foreign currency warrants are subject to significant foreign exchange risk, including risks arising from complex political or economic factors.

Principal Exchange Rate Linked Securities. Principal exchange rate linked securities (“PERLsSM”) are debt obligations the principal on which is payable at maturity in an amount that may vary based on the exchange rate between the U.S. dollar and a particular foreign currency at or about that time. The return on “standard” principal exchange rate linked securities is enhanced if the foreign currency to which the security is linked appreciates against the U.S. dollar, and is adversely affected by increases in the foreign exchange value of the U.S. dollar; “reverse” principal exchange rate linked securities are like “standard” securities, except that their return is enhanced by increases in the value of the U.S. dollar and adversely affected by increases in the value of foreign currency. Interest payments on the securities generally are made in U.S. dollars at rates that reflect the degree of foreign currency risk assumed or given up by the purchaser of the securities (i.e., at relatively higher interest rates if the purchaser has assumed some of the foreign exchange risk, or relatively lower interest rates if the issuer has assumed some of the foreign exchange risk, based on the expectations of the current market). Principal exchange rate linked securities may in limited cases be subject to acceleration of maturity (generally, not without the consent of the holders of the securities), which may have an adverse effect on the value of the principal payment to be made at maturity.

Initial Public Offerings

The Fund may purchase securities in initial public offerings (“IPOs”). These securities are often subject to many of the same risks of investing in companies with small market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in IPOs may be highly volatile. At any particular time or from time to time the Fund may not be able to invest in securities issued in IPOs, or invest to the extent desired because, for example, only a small portion (if any) of the securities being offered in an IPO may be made available to the Fund. In addition, under certain market conditions a relatively small number of companies may issue securities in IPOs. Similarly, as the number of accounts to which IPO securities are allocated increases, the number of securities issued to any one account (including the Fund) may decrease. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. In addition, if the Fund increases in size, the impact of IPOs on the Fund’s performance will generally decrease.

Preferred Stock

Among the types of equity securities in which the Fund may invest is preferred stock. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in that company. Preferred stocks may pay fixed or adjustable rates of return. The value of a company’s preferred stock may fall as a result of factors relating directly to that company’s products or services. A preferred stock’s value also may fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs. The value of preferred stock also may be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s preferred stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of the preferred stock usually will react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies.

Fixed Rate Preferred Stocks. Some fixed rate preferred stocks, known as perpetual preferred stocks, offer a fixed return with no maturity date. Because they never mature, perpetual preferred stocks act like long-term bonds and can be more volatile than other types of preferred stocks that have a maturity date, and may have heightened sensitivity to changes in interest rates. Sinking fund preferred stocks also offer a fixed return, but have a maturity date and are retired or redeemed on a predetermined schedule. The shorter duration of sinking fund preferred stocks makes them perform somewhat like intermediate-term bonds and they typically have lower yields than perpetual preferred stocks.

Adjustable Rate and Auction Preferred Stocks. Typically, the dividend rate on an adjustable rate preferred stock is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the stock. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury. Typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the stock. The dividend rate on other preferred stocks, commonly known as auction preferred stocks, is adjusted at intervals that may be more frequent than quarterly, such as every 49 days, based on bids submitted by holders and prospective purchasers of such stocks and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred stocks currently outstanding are perpetual, but are redeemable after a specified date at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred stocks generally are adjusted or reset frequently, the market values of these preferred stocks still may fluctuate in response to changes in interest rates. Market values of adjustable preferred stocks also may fluctuate substantially if interest rates increase or decrease once the maximum or minimum dividend rate for a particular stock is approached.

Equity-Linked Securities

The Fund may invest in equity-linked securities. Equity-linked securities are privately issued securities whose investment results are designed to correspond generally to the performance of a specified stock index or “basket” of stocks, or sometimes a single stock. To the extent that the Fund invests in equity-linked securities whose return corresponds to the performance of a non-U.S. securities index or one or more non-U.S. stocks, investing in equity-linked securities involves risks similar to the risks of investing in non-U.S. securities. In addition, the Fund bears the risk that the issuer of an equity-linked security may default on its obligations under the security. Equity-linked securities are often used for many of the same purposes as, and share many of the same risks with, derivative instruments. See “Derivative Instruments.” Equity-linked securities may be considered to be illiquid securities.

Warrants to Purchase Securities

The Fund may acquire warrants for equity securities and debt securities that are acquired as units with debt securities. Warrants are securities permitting, but not obligating, their holder to subscribe for other securities. Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants may be considered to be more speculative than other types of equity investments. In addition, the value of a warrant does not necessarily correlate closely with the value of the underlying securities and a warrant ceases to have value if it is not exercised prior to its expiration date.

Convertible Securities and Synthetic Convertible Securities

The Fund may invest in convertible securities and synthetic convertible securities. Convertible securities are bonds, debentures, notes or other securities that entitle the holder to acquire common stock or other equity securities of the same or a different issuer. Convertible securities have general characteristics similar to both debt and equity securities.

A convertible security generally entitles the holder to receive interest paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non-convertible debt obligations. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a debt obligation.

Because of the conversion feature, the price of a convertible security normally will fluctuate in some proportion to changes in the price of the underlying asset, and therefore will be subject to risks relating to the activities of the issuer and/or general market and economic conditions. The income component of convertible securities may tend to cushion the securities against declines in the price of the underlying asset. However, the income component of convertible securities typically will cause fluctuations based upon changes in interest rates and the credit quality of the issuer. In addition, convertible securities are often lower-rated securities.

A convertible security may be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by the Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security and to convert it to underlying common stock, or would sell the convertible security to a third party, which may have an adverse effect on the Fund’s investment performance.

The Fund may also invest in so-called “synthetic convertible securities,” which are composed of two or more different securities whose investment characteristics, taken together, resemble those of convertible securities due to the combination of separate securities that possess the two principal characteristics of a traditional convertible security, i.e., an income-producing security and the right to acquire an equity security. The convertible component is typically achieved by investing in non-convertible income -producing securities, such as bonds, preferred stocks or money-market instruments. The convertible component is typically achieved by investing in warrants or options to buy stocks at a certain exercise price, or options in a stock index. Thus a synthetic convertible security differs from the true convertible security in several respects. Unlike a true convertible security, which is a single security having a unitary market value, a synthetic convertible security comprises two or more separate securities, each with its own market value. Therefore, the “market value” of a synthetic convertible security is the sum of the values of its debt component and its convertible component. For this reason, the values of a synthetic convertible security and a true convertible security may respond differently to market fluctuations.

Derivative Instruments

The Fund may (but is not required to) utilize a variety of derivative instruments for hedging or risk management purposes. The Fund may also use derivatives for investment purposes, including to gain exposure to equity and other securities in which the Fund may invest (e.g., pending investment of the proceeds of this offering). Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of any underlying asset, reference rate or index, and may relate to, among others, individual securities, interest rates, currencies and related indexes. Derivative instruments that may be used by the Fund include, but are not limited to, warrants, call options, put options, futures contracts, options on futures contracts, forward contracts and swap agreements.

The Fund may enter into derivatives transactions that may in certain circumstances produce effects similar to leverage. To the extent that the Fund does not segregate liquid assets or otherwise cover its obligations under such transactions (e.g., through offsetting positions), such transactions are treated as senior securities representing indebtedness (“borrowings”) for purposes of the requirement under the Investment Company Act of 1940, as amended (the “1940 Act”), that the Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. See “Leverage and Borrowings.”

No assurance can be given that any derivative strategy used by the Fund will succeed. As is the case with the other investments of the Fund, the ability of the Fund to successfully use derivative instruments may depend in part upon the ability of the Sub-Adviser to assess the issuer’s credit characteristics and to forecast stock and other market movements and other economic factors correctly. If the Sub-Adviser incorrectly forecasts these factors and has taken positions in derivative instruments contrary to prevailing market trends, the Fund could be exposed to the risk of loss and the Fund might have been in a better position if it had not employed that derivatives strategy at all. Also, suitable derivative transactions may not be available in all circumstances and the Sub-Adviser may choose not to use derivatives that are available to reduce portfolio risk or otherwise.

The Fund’s use of derivative strategies involves special risks, including the risk of a possible imperfect correlation, or even no correlation, between price movements of derivative instruments and price movements of related investments. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in related investments or otherwise, due to, among other reasons, (a) the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable, (b) the possible need to sell a portfolio security at a disadvantageous time because the Fund is required to maintain asset coverage or offsetting positions in connection with transactions in derivative instruments and (c) the possible inability of the Fund to close out or to liquidate its derivatives positions. Income earned by the Fund from many derivative strategies will be treated as capital gain and, if not offset by net realized capital loss, will be distributed to shareholders in taxable distributions. See “Tax Matters.”

If other types of derivative instruments not described in this section are traded in the future, the Fund may also use those instruments, provided that their use is consistent with the Fund’s investment objective.

Options on Securities, Swap Agreements and Indexes. The Fund may purchase and sell both put and call options on securities, swap agreements or indexes in standardized contracts traded on domestic or other securities exchanges, boards of trade, or similar entities, or quoted on NASDAQ or on an over-the-counter market, and agreements, sometimes called cash puts, which may accompany the purchase of a new issue of debt obligations from a dealer.

An option on a security (or an index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of the index) at a specified exercise price at any time during the term of the option (in the case of “American style” options) or at the expiration of the option (in the case of “European style” options). The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Upon exercise, the writer of an option on an index is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option. (An index is designed to reflect features of a particular securities market, a specific group of financial instruments or securities or certain economic indicators.)

The Fund will write call options and put options only if they are “covered.” In the case of a call option on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, the Fund will segregate cash or other assets determined to be liquid by Sub-Adviser in accordance with procedures established by the Trustees in the amount of such additional consideration) upon conversion or exchange of other securities held by the Fund. For a call option on an index, the option is covered if the Fund segregates assets determined to be liquid by Sub-Adviser in accordance with procedures established by the Trustees, in an amount equal to the contract value of the index. A call option is also covered if the Fund holds a call on the same security or index as the call written when the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the Fund segregates the difference in assets determined to be liquid by Sub-Adviser in accordance with procedures established by the Trustees. A put option on a security or an index is “covered” if the Fund segregates assets determined to be liquid by Sub-Adviser in accordance with procedures established by the Trustees equal to the exercise price. A put option also is covered if the Fund holds a put on the same security or index as the put written when the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the Fund segregates the difference in assets determined to be liquid by Sub-Adviser in accordance with procedures established by the Trustees.

If an option written by the Fund expires unexercised, the Fund realizes a capital gain equal to the premium received at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security or index, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires. The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option sold. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index and the time remaining until the expiration date.

The premium paid for a put or call option purchased by the Fund is an asset of the Fund. The premium received for an option written by the Fund is recorded as a deferred credit. The value of an option purchased or written is marked to market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or if no closing price is available, at the mean between the last bid price and the last asked price.

The Fund may write covered straddles consisting of a combination of a call and a put written on the same underlying security. A straddle will be covered when sufficient liquid assets are segregated to meet the Fund’s immediate obligations. The Fund may use the same liquid assets to cover both the call and put options if the exercise price of the call and put are the same, or if the exercise price of the call is higher than that of the put. In such cases, the Fund also will segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.”

Risks Associated with Options on Securities and Indexes. There are several risks associated with transactions in options on securities and on indexes. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

During the option period, the call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security or index above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security or index decline. The writer of an “American-style” option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security or index remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, if a put or call option on a particular security or index is purchased to hedge against price movements in a related security or index, the price of the put or call option may move more or less than the price of the related security or index.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If the Fund were unable to close out an option that it had purchased on a security or index, it would have to exercise the option in order to realize any profit or the option might expire worthless. If the Fund were unable to close out a call option that it had written on a security held in the portfolio, it would not be able to sell the underlying security unless the option expired without exercise. As the writer of a call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security or index position relating to the call option above the sum of the premium and the exercise price of the call.

If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it has purchased. Except to the extent that a call option on an index written by the Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund’s portfolio securities during the period the option was outstanding.

Foreign Currency Options. The Fund may (but is not required to) buy or sell put and call options on foreign currencies as a hedge against changes in the value of the U.S. dollar (or another currency) in relation to a foreign currency in which the Fund’s securities may be denominated. The Fund may buy or sell put and call options on foreign currencies either on exchanges or in the over-the-counter market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price at expiration or until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price at expiration or until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. See also “Foreign Currency Exchange-Related Securities” above.

Futures Contracts and Options on Futures Contracts. The Fund may invest in futures contracts and options thereon (“futures options”), including with respect to equity securities, indexes, currencies or other instruments or assets, as well as purchase put and call options on such futures contracts. The Fund may incur commission expenses when it opens or closes a futures position.

A futures contract is an agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery of the security) at a specified price and time. A futures contract on an index (an “Index Future”) is an agreement in which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of an index might be a function of the value of certain specified securities, physical delivery of these securities is generally not made. A public market exists in futures contracts covering a number of indexes as well as financial instruments, including, without limitation: the S&P 500; the S&P Midcap 400; the Nikkei Stock Average; the NYSE composite; U.S. Treasury bonds; U.S. Treasury notes; GNMA Certificates; three-month U.S. Treasury bills; 90-day commercial paper; bank certificates of deposit; Eurodollar certificates of deposit; the Australian dollar; the Canadian dollar; the British pound; the Japanese yen; the Swiss franc; the Mexican peso; and certain multinational currencies, such as the euro. It is expected that other futures contracts will be developed and traded in the future.

The Fund may close open positions on the futures exchanges on which Index Futures are traded at any time up to and including the expiration day. All positions which remain open at the close of the last business day of the contract’s life are required to settle on the next business day (based upon the value of the relevant index on the expiration day), with settlement made with the appropriate clearing house. Because the specific procedures for trading foreign stock Index Futures on futures exchanges are still under development, additional or different margin requirements as well as settlement procedures may be applicable to foreign stock Index Futures at the time the Fund purchases such instruments. Positions in Index Futures may be closed out by the Fund only on the futures exchanges upon which the Index Futures are then traded.

The following example illustrates generally the manner in which Index Futures operate. The S&P 100 Index is composed of 100 selected common stocks, most of which are listed on the New York Stock Exchange. The S&P 100 Index assigns relative weightings to the common stocks included in the Index, and the Index fluctuates with changes in the market values of those common stocks. In the case of the S&P 100 Index, contracts are to buy or sell 100 units. Thus, if the value of the S&P 100 Index were $180, one contract would be worth $18,000 (100 units x $180). The Index Future specifies that no delivery of the actual stocks making up the Index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the Index at the expiration of the contract. For example, if the Fund enters into a futures contract to buy 100 units of the S&P 100 Index at a specified future date at a contract price of $180 and the S&P 100 Index is at $184 on that future date, the Fund will gain $400 (100 units x gain of $4). If the Fund enters into a futures contract to sell 100 units of the Index at a specified future date at a contract price of $180 and the S&P 100 Index is at $182 on that future date, the Fund will lose $200 (100 units x loss of $2).

The Fund may purchase and write call and put futures options. Futures options possess many of the same characteristics as options on securities and indexes (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

The Fund may enter into futures contracts and futures options that are standardized and traded on a U.S. or other exchange, board of trade, or similar entity, or quoted on an automated quotation system, and the Fund may also enter into OTC options on futures contracts.

When a purchase or sale of a futures contract is made by the Fund, the Fund is required to deposit with its custodian (or broker, if legally permitted) a specified amount of assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees (“initial margin”). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract and is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn taxable interest income on its initial margin deposits. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking to market.” Variation margin does not represent a borrowing or loan by the Fund but is instead a settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing daily net asset value, the Fund will mark to market its open futures positions.

The Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.

Although some futures contracts call for making or taking delivery of the underlying securities, index or other asset, in many cases these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (involving the same exchange, underlying security, index or other asset, and delivery month). If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. The transaction costs must also be included in these calculations.

Straddles of Futures. The Fund may write straddles consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient liquid assets are segregated to meet the Fund’s immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In these cases, the Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.” Because straddles involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Combined Positions. The Fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, the Fund could construct a combined position whose risk and return characteristics are similar to selling a futures contract by purchasing a put option and writing a call option on the same underlying instrument. Alternatively, the Fund could write a call option at one strike price and buy a call option at a lower price to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Limitations on Use of Futures and Futures Options. When purchasing a futures contract, the Fund will maintain with its custodian (and mark to market on a daily basis) assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees, that, when added to the amounts deposited with a futures commission merchant as margin, are equal to the market value of the futures contract. Alternatively, the Fund may “cover” its position by purchasing a put option on the same futures contract with a strike price as high as or higher than the price of the contract held by the Fund.

When selling a futures contract, the Fund will maintain with its custodian (and mark to market on a daily basis) assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees that are equal to the market value of the instruments underlying the contract. Alternatively, the Fund may “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the difference is maintained in liquid assets with the Fund’s custodian).

When selling a call option on a futures contract, the Fund will maintain with its custodian (and mark to market on a daily basis) assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees, that, when added to the amounts deposited with a futures commission merchant as margin, equal the total market value of the futures contract underlying the call option. Alternatively, the Fund may cover its position by entering into a long position in the same futures contract at a price no higher than the strike price of the call option, by owning the instruments underlying the futures contract, or by holding a separate call option permitting the Fund to purchase the same futures contract at a price not higher than the strike price of the call option sold by the Fund.

When selling a put option on a futures contract, the Fund will maintain with its custodian (and mark to market on a daily basis) assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees, that equal the purchase price of the futures contract, less any margin on deposit. Alternatively, the Fund may cover the position either by entering into a short position in the same futures contract, or by owning a separate put option permitting it to sell the same futures contract so long as the strike price of the purchased put option is the same as or higher than the strike price of the put option sold by the Fund.

The Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (the “CEA”), and, therefore, such person is not subject to registration or regulation as a pool operator under the CEA.

Risks Associated with Futures and Futures Options. There are several risks associated with the use of futures contracts and futures options, including as hedging techniques. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the Fund securities being hedged. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objective. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures and futures options on securities, including technical influences in futures trading and futures options, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract or a futures option position, and the Fund would remain obligated to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Certain Consequences of Hedging. It is important to note that hedging costs are treated as capital transactions and are not, therefore, deducted from the Fund’s dividend distribution and are not reflected in its yield. Under applicable tax law, the Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Code. Those provisions could result in an increase (or decrease) in the amount of taxable dividends paid by the Fund and could affect whether dividends paid by the Fund are classified as capital gains or ordinary income. See “Tax Matters.”

Additional Risks of Options, Futures Contracts and Options on Futures Contracts. Options contracts, futures contracts and options on futures contracts used by the Fund may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, non-U.S. securities. Some foreign exchanges may be principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract. The value of the Fund’s positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume. In addition, unless the Fund hedges against fluctuations in the exchange rate between the U.S. dollar and the currencies in which trading is done on foreign exchanges, any profits that the Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or the Fund could incur losses as a result of those changes. The Fund’s use of such instruments may cause the Fund to realize higher amounts of short-term capital gains (generally taxed to shareholders at ordinary income tax rates) than if the Fund had not used such instruments.

Swap Agreements. A swap agreement is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates (settlement dates), where the cash flows are based on agreed-upon prices, rates, indices, etc. Swaps are individually negotiated and structured to include exposure to a variety of different types of investments or market factors.

The Fund may enter into swap agreements with respect to individual securities, indexes of securities, interest rates, currencies and other assets or measures of risk or return. The Fund may also enter into options on swap agreements (“swaptions”). These transactions are entered into in an attempt to obtain a particular return when the Sub-Advisor considers it desirable to do so, possibly at a lower cost to the Fund than if the Fund had invested directly in an instrument that yielded that desired return.

Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested, for instance, at a particular interest rate or in a “basket” of securities representing a particular index. Forms of swap agreements include caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that, for example, the return on a given equity index exceeds a specified rate, or “cap”; floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that, for example, the return on a given equity index falls below a specified rate, or “floor”; and collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against movements exceeding given minimum or maximum levels.

A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions.

Many swap agreements entered into by the Fund would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund). Although it has no current intention to do so, the Fund may use swap agreements to add leverage to the portfolio. The Fund may (but is not required to) cover any accrued but unpaid net amounts owed to a swap counterparty through the segregation of assets determined to be liquid by the Sub-Adviser in accordance with procedures established by the Board of Trustees. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities and borrowings.

Whether the Fund’s use of swap agreements or swaptions will be successful in furthering its investment objective will depend on the Fund’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. Moreover, if a counter-party’s creditworthiness declined, the value of a swap agreement would be likely to decline, potentially resulting in losses. If a swap agreement calls for a payment by the Fund, the Fund must be prepared to make such payments when due.

The swaps market is a relatively new market and is largely unregulated. The Fund’s ability to terminate or transfer a swap agreement is generally very limited. Swap agreements may increase the overall volatility of the investments of the Fund. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Depending on the terms of the particular option agreement, the Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swaption, upon exercise of the option the Fund will become obligated to make payments according to the terms of the underlying agreement.

Certain swap agreements are exempt from most provisions of the CEA and, therefore, are not regulated as futures or commodity option transactions under the CEA.

Certain Interest Rate Transactions. The Fund may enter into interest rate swaps and caps. Interest rate swaps involve the Fund’s agreement with the swap counterparty to pay a fixed rate payment in exchange for the counterparty paying the Fund a variable rate payment that may be structured so as to approximate the Fund’s variable rate payment obligation on any variable rate borrowing. The payment obligation would be based on the notional amount of the swap. The Fund may use an interest rate cap, which would require the Fund to pay a premium to the cap counterparty and would entitle the Fund, to the extent that a specified variable rate index exceeds a predetermined fixed rate, to receive from the counterparty payment of the difference based on the notional amount.

Leverage and Borrowings

Although it has no current intention to do so, the Fund reserves the flexibility to issue preferred shares or debt securities or engage in borrowings to add leverage to its portfolio. The Fund may also enter into derivative transactions that may in some circumstances produce effects similar to leverage. Any leverage used by the Fund would be limited to 38% of the Fund’s total assets (including the proceeds of the leverage) at the time utilized. To the extent that the Fund uses leverage, it would seek to obtain a higher return for shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks involved, including the risk of increased volatility of the Fund’s investment portfolio and potentially larger losses than if the strategies were not used.

If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, any leverage will decrease (or increase) the net asset value per Class A Share to a greater extent than if the Fund were not leveraged. During periods in which the Fund is using certain forms of leverage, the fees paid to the Manager and the Sub-Adviser will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s total managed assets, including assets attributable to any preferred shares and borrowings that may be outstanding. Thus, the Manager and the Sub-Adviser have a financial incentive for the Fund to utilize certain forms of leverage, which may result in a conflict of interest between the Manager and the Sub-Adviser, on the one hand, and the Class A shareholders, on the other hand. Fees and expenses paid by the Fund are borne entirely by the Class A shareholders. These include costs associated with any borrowings or other forms of leverage utilized by the Fund.

Under the 1940 Act, the Fund generally is not permitted to have outstanding senior securities representing indebtedness (“borrowings”) (including through the use of reverse repurchase agreements, dollar rolls, futures contracts, loans of portfolio securities, swap contracts and other derivatives, as well as when-issued, delayed delivery or forward commitment transactions, to the extent that these instruments constitute senior securities) unless immediately after the financing giving rise to the borrowing, the value of the Fund’s total assets less liabilities (other than such borrowings) is at least 300% of the principal amount of such borrowing (i.e., the principal amount may not exceed 33 1/3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Class A Shares unless, at the time of such declaration, the value of the Fund’s total assets, less liabilities other than borrowings, is at least 300% of such principal amount. If the Fund enters into these transactions, it intends, to the extent possible, to prepay all or a portion of the principal amount due to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default and entitle holders of any senior securities of the Fund to elect a majority of the Trustees of the Fund. Derivative instruments used by the Fund will not constitute senior securities (and will not be subject to the Fund’s limitations on borrowings) to the extent that the Fund segregates liquid assets at least equal in amount to its obligations under the instruments, or enters into offsetting transactions or owns positions covering its obligations. For instance, the Fund may cover its position under a reverse repurchase agreement by segregating liquid assets at least equal in amount to its obligations under the agreement.

As noted above, although it has no present intention to do so, the Fund may determine in the future to issue preferred shares to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Class A Shares. Under the 1940 Act, the Fund would not be permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s total net assets was at least 200% of the liquidation value of the outstanding preferred shares plus the aggregate amount of any senior securities of the Fund representing indebtedness (i.e., such liquidation value plus the aggregate amount of senior securities representing indebtedness may not exceed 50% of the Fund’s total net assets). In addition, the Fund would not be permitted to declare any cash dividend or other distribution on its Class A Shares unless, at the time of such declaration, the value of the Fund’s total net assets satisfies the above-referenced 200% coverage requirement. If any preferred shares are issued, the Fund intends, to the extent possible, to purchase or redeem such preferred shares from time to time to the extent necessary in order to maintain coverage of at least 200%. As noted above, if the Fund were to issue preferred shares, the leverage obtained through the preferred shares, together with any other borrowings utilized by the Fund, would not exceed 38% of the Fund’s total assets. If the Fund were to have preferred shares outstanding, two of the Fund’s Trustees would be elected by the holders of the preferred shares, voting separately as a class. The remaining Trustees of the Fund would be elected by holders of Class A Shares and the preferred shares voting together as a single class. In the event the Fund were to fail to pay dividends on any preferred shares it issues for a period of two years, the Fund’s preferred shareholders would be entitled to elect a majority of the Trustees of the Fund.

As used in this Statement of Additional Information and in the Prospectus, unless otherwise noted, the Fund’s “net assets” include assets of the Fund attributable to any outstanding preferred shares, with no deduction for the liquidation preference of the preferred shares. Solely for financial reporting purposes, however, the Fund is required to exclude the liquidation preference of and preferred shares from “net assets,” so long as any preferred shares have redemption features that are not solely within the control of the Fund. For all regulatory and tax purposes, any preferred shares issued by the Fund will be treated as stock (rather than indebtedness).

When-Issued, Delayed Delivery and Forward Commitment Transactions

The Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place more than seven days in the future, or after a period longer than the customary settlement period for that type of security. When purchases of securities on a when-issued or delayed delivery basis are outstanding, the Fund will segregate until the settlement date liquid assets in an amount sufficient to meet the purchase price. Typically, no income accrues on securities the Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has segregated.

When purchasing a security on a delayed delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because the Fund is not required to pay for the security until the delivery date, these risks are in addition to the risks associated with the Fund’s other investments. If the Fund remains substantially fully invested at a time when when-issued, delayed delivery or forward commitment purchases are outstanding, the purchases may result in a form of leverage.

When the Fund has sold a security on a delayed delivery basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to deliver or pay for the securities, the Fund could miss a favorable price or yield opportunity or could suffer a loss. The Fund may dispose of or renegotiate a transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss.

The Fund may make contracts to purchase securities for a fixed price at a future date beyond customary settlement time (“forward commitments”). For instance, the Fund may enter into forward commitments for the purchase or sale of foreign currencies. Forward commitments may be considered securities in themselves. They involve a risk of loss if the value of the security or other asset to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in value of the Fund’s other assets. The Fund may dispose of a forward commitment prior to settlement and may realize short-term profits or losses upon such disposition.

Other Investment Companies

The Fund may invest in securities of other closed- or open-end investment companies, including exchange-traded funds (ETFs), to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. The Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, during periods when there is a shortage of attractive equity securities available in the market, or when the Sub-Adviser believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised by the Sub-Adviser or its affiliates to the extent permitted by applicable law. As a stockholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Class A shareholders therefore would be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Sub-Adviser will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in equity securities. In addition, the securities of other investment companies may be leveraged and may therefore be subject to the same leverage risks described herein. See, “Leverage and Borrowings.”

Reverse Repurchase Agreements and Dollar Rolls

The Fund may enter into reverse repurchase agreements and economically similar transactions for hedging or cash management purposes. Although it has no current intention to do so, the Fund may also utilize these transactions to add leverage to its portfolio. A reverse repurchase agreement involves the sale of a portfolio-eligible security by the Fund, coupled with its agreement to repurchase the instrument at a specified time and price. Generally, the effect of such a transaction is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement and still be entitled to the returns associated with those portfolio securities. Such transactions are advantageous if the interest cost to the Fund of the reverse repurchase transaction is less than the returns it obtains on investments purchased with the cash.

The Fund also may effect simultaneous purchase and sale transactions that are known as “sale buybacks.” A sale buyback is similar to a reverse repurchase agreement, except that in a sale buyback, the counterparty who purchases the security is entitled to receive any payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security.

A “dollar roll” is similar to a reverse repurchase agreement in certain respects. In a “dollar roll” transaction, the Fund sells a mortgage-related security, such as a security issued by GNMA, to a dealer and simultaneously agrees to repurchase a similar security (but not the same security) in the future at a pre-determined price. A “dollar roll” can be viewed, like a reverse repurchase agreement, as a collateralized borrowing in which the Fund pledges a mortgage-related security to a dealer to obtain cash. However, unlike reverse repurchase agreements, the dealer with which the Fund enters into a dollar roll transaction is not obligated to return the same securities as those originally sold by the Fund, but only securities that are “substantially identical.” To be considered “substantially identical,” the securities returned to the Fund generally must: (1) be collateralized by the same types of underlying mortgages; (2) be issued by the same agency and be part of the same program; (3) have a similar original stated maturity; (4) have identical net coupon rates; (5) have similar market yields (and therefore price); and (6) satisfy “good delivery” requirements, meaning that the aggregate principal amounts of the securities delivered and received back must be within 2.5% of the initial amount delivered.

Reverse repurchase agreements, sale buybacks and dollar rolls involve leverage risk and also the risk that the market value of the securities that the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under these agreements, files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.

The Fund may (but is not required to) segregate assets determined to be liquid by the Fund in accordance with procedures established by the Board of Trustees, equal (on a daily mark-to-market basis) to its obligations under reverse repurchase agreements, sale buybacks and dollar rolls. To the extent that positions in these agreements are not so covered, such transactions would be subject to the Fund’s limitations on borrowings. See “Leverage and Borrowings.” Furthermore, because these transactions may be for terms ranging more than seven days, these instruments may be deemed “illiquid.”

Repurchase Agreements

The Fund may enter into repurchase agreements with domestic commercial banks or registered broker/dealers. A repurchase agreement is a contract under which the Fund would acquire a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest). In the case of repurchase agreements with broker-dealers, the value of the underlying securities (or collateral) will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. The Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the collateral securities. This risk includes the risk of procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price.

Securities Loans

The Fund may make secured loans of its portfolio securities to brokers, dealers and other financial institutions to the maximum extent permitted under the 1940 Act. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. Government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. Such amounts will not be eligible to be treated as qualified dividend income. The Fund may invest only the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower. In the case of cash collateral, the Fund typically pays a rebate to the lender. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of either interest, through investment of cash collateral by the Fund in permissible investments, or a fee, if the collateral is U.S. Government securities. The Fund may pay lending fees to the party arranging for a securities loan, which may be an affiliate of the Fund or the manager.

Rule 144A Securities

The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act of 1933 (the “1933 Act”) (“Rule 144A Securities”). Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the 1933 Act. Rule 144A Securities may be deemed illiquid, although the Fund may determine that certain Rule 144A Securities are liquid in accordance with procedures adopted by the Board of Trustees.

PIPE Transactions

The Fund may invest in PIPE (private investment in public equity) transactions. PIPE investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. Because the sale of the securities is not pre-registered with the SEC, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company will agree as part of the PIPE deal promptly to register the restricted securities with the SEC. PIPE securities may be deemed illiquid.

Short Sales

A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. The Fund may make short sales of securities for investment and risk management purposes.

When the Fund makes a short sale on a security, it must borrow the security sold short and deliver it to the counter-party through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any accrued interest and dividends on such borrowed securities.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

Short sales expose the Fund to the risk that it will be required to close out its short position at a time when the securities have appreciated in value, thus resulting in a loss to the Fund. The Fund may engage in so-called “naked” short sales where it does not own or have the immediate right to acquire the security sold short at no additional cost; in such cases the Fund’s losses theoretically could be unlimited. Short sales may also expose the Fund to leverage risk.

Illiquid Securities

Subject to the Fund’s share repurchase policies, it may invest without limit in “illiquid securities” (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities are considered to include, among others, repurchase agreements with maturities in excess of seven days, certain loan participation interests, fixed time deposits which are not subject to prepayment or provide for withdrawal penalties upon prepayment (other than overnight deposits), and other securities whose disposition is restricted under the federal securities laws (other than securities issued pursuant to Rule 144A under the 1933 Act and certain commercial paper that a Sub-Adviser has determined to be liquid under procedures approved by the Board of Trustees).

Illiquid securities may include privately placed securities, which are sold directly to a small number of investors, usually institutions. Unlike public offerings, such securities are not registered under the applicable securities laws. Although certain of these securities may be readily sold, others may be illiquid, and their sale may involve substantial delays and additional costs.

Real Estate Investment Trusts (“REITs”)

The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate related loans or interests. REITs generally are classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs also can realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided that they comply with the applicable requirements of the Code. The Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Fund.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. An equity REIT may be affected by changes in the value of the underlying properties owned by the REIT. A mortgage REIT may be affected by changes in interest rates and the ability of the issuers of its portfolio mortgages to repay their obligations. They are also subject to pre-payment risk – i.e., the risk that issuers of portfolio mortgages repay their obligations sooner than expected, particularly in a falling interest rate environment. REITs are dependent upon the skills of their managers and are not diversified. REITs are generally dependent upon maintaining cash flows to repay borrowings and to make distributions to shareholders and are subject to the risk of default by lessees or borrowers. REITs whose underlying assets are concentrated in properties used by a particular industry are also subject to risks associated with such industry.

REITs (especially mortgage REITs) also are subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. If the REIT invests in adjustable rate mortgage loans the interest rates on which are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates. This causes the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

REITs may have limited financial resources, may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

Corporate Bonds

The Fund may invest in a variety of bonds and related debt obligations of varying maturities issued by U.S. corporations, foreign corporations, domestic banks, foreign banks and other business entities. Bonds include bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations and other issuers to borrow money from investors. The issuer pays the investor a variable or fixed rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date.

The Fund’s investments in corporate bonds are subject to a number of risks described in the Prospectus and/or elaborated upon elsewhere in this section of the Statement of Additional Information, including interest rate risk, credit risk, foreign (non-U.S.) investment risk, inflation/deflation risk, liquidity risk, smaller company risk (as applicable) and management risk.

Bank Obligations

Bank obligations in which the Fund may invest include certificates of deposit, bankers’ acceptances and fixed time deposits. Certificates of deposit are negotiable certificates that are issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. The Fund also may hold funds on deposit with its custodian bank in an interest-bearing account for temporary purposes.

The Fund may invest in U.S. dollar-denominated obligations of foreign banks and in foreign bank obligations denominated in foreign currencies (of both developed and “emerging market” countries). Obligations of foreign banks involve certain risks associated with investing in foreign securities described under “—Foreign (Non-U.S.) Securities” herein, including the possibilities that their liquidity could be impaired because of future political and economic developments, that their obligations may be less marketable than comparable obligations of U.S. banks, that a foreign jurisdiction might impose withholding taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks or the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to U.S. banks. Foreign banks generally are not subject to examination by any U.S. Government agency or instrumentality.

Commercial Paper

Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The Fund may invest in commercial paper of any credit quality consistent with the Fund’s investment objective and policies, including unrated commercial paper for which the Sub-Adviser has made a credit quality assessment. See Appendix A for a description of the ratings assigned by Moody’s and S&P to commercial paper. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

U.S. Government Securities

U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. The U.S. Government does not guarantee the net asset value of the Fund’s shares. Some U.S. Government securities, such as Treasury bills, notes and bonds, and securities guaranteed by the GNMA, are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the FNMA and the FHLMC, are supported by the discretionary authority of the U.S. Government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. Although U.S. Government sponsored enterprises such as Federal Home Loan Banks, FNMA, FHLMC, and the Student Loan Marketing Association may be chartered or sponsored by Congress, they are not funded by Congressional appropriations and their securities are not issued by the U.S. Treasury or supported by the full faith and credit of the U.S. Government, and include increased credit risks. U.S. Government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately, and evidences of receipt of such securities. Such securities may pay no cash income, and are purchased at a deep discount from their value at maturity. Custodial receipts issued in connection with so-called trademark zero-coupon securities, such as CATs and TIGRs, are not issued by the U.S. Treasury, and are therefore not U.S. Government securities, although the underlying bond represented by such receipt is a debt obligation of the U.S. Treasury. Other zero-coupon Treasury securities (e.g., STRIPs and CUBEs) are direct obligations of the U.S. Government.

Sovereign Debt/Brady Bonds

The Fund may invest in sovereign debt issued by foreign developed and emerging market governments and their respective subdivisions, agencies or instrumentalities, government sponsored enterprises and supra-national government entities. Supra-national entities include international organizations that are organized or supported by one or more government entities to promote economic reconstruction or development and by international banking institutions and related governmental agencies. Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of the debt. A governmental entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities also may depend on expected disbursements from foreign governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

The Fund also may invest in Brady Bonds. Brady Bonds are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructurings under a debt restructuring introduced by former U.S. Secretary of the Treasury Nicholas F. Brady (the “Brady Plan”). Brady Plan debt restructuring have been implemented in a number of countries, including: Argentina, Bolivia, Brazil, Bulgaria, Costa Rica, the Dominican Republic, Ecuador, Jordan, Mexico, Niger, Nigeria, Panama, Peru, the Philippines, Poland, Uruguay and Venezuela.

Brady Bonds may be collateralized or uncollateralized, are issued in various currencies (primarily the U.S. dollar) and are actively traded in the over-the-counter secondary market. Brady Bonds are not considered to be U.S. Government securities. U.S. dollar-denominated, collateralized Brady Bonds, which may be fixed rate par bonds or floating rate discount bonds, are generally collateralized in full as to principal by U.S. Treasury zero-coupon bonds having the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized on a one-year or longer rolling-forward basis by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of interest payments or, in the case of floating rate bonds, initially is equal to at least one year’s interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Certain Brady Bonds are entitled to “value recovery payments” in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Brady Bonds are often viewed as having three or four valuation components: (i) the collateralized repayment of principal at final maturity; (ii) the collateralized interest payments; (iii) the uncollateralized interest payments; and (iv) any uncollateralized repayment of principal at maturity (the uncollateralized amounts constitute the “residual risk”).

Most Mexican Brady Bonds issued to date have principal repayments at final maturity fully collateralized by U.S. Treasury zero-coupon bonds (or comparable collateral denominated in other currencies) and interest coupon payments collateralized on an 18-month rolling-forward basis by funds held in escrow by an agent for the bondholders. A significant portion of the Venezuelan Brady Bonds and the Argentine Brady Bonds issued to date have repayments at final maturity collateralized by U.S. Treasury zero-coupon bonds (or comparable collateral denominated in other currencies) and/or interest coupon payments collateralized on a 14-month (for Venezuela) or 12-month (for Argentina) rolling-forward basis by securities held by the Federal Reserve Bank of New York as collateral agent.

Brady Bonds involve various risk factors including residual risk and the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds. There can be no assurance that Brady Bonds in which the Fund may invest will not be subject to restructuring arrangements or to requests for new credit, which may cause the Fund to suffer a loss of interest or principal on any of its holdings.

The Fund’s investments in foreign currency-denominated debt obligations and any hedging activities will likely produce a difference between its book income and its taxable income. This difference may cause a portion of the Fund’s income distributions to constitute returns of capital for tax purposes or require the Fund to make distributions exceeding book income to qualify as a regulated investment company for federal tax purposes.

Mortgage-Related and Other Asset-Backed Securities

The Fund may invest in mortgage-related securities, and in other asset-backed securities (unrelated to mortgage loans) that are offered to investors currently or in the future. Mortgage-related securities are interests in pools of residential or commercial mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. The value of some mortgage-related or asset-backed securities in which the Fund may invest may be particularly sensitive to changes in prevailing interest rates, and, like other debt obligations, the ability of the Fund to utilize these instruments successfully may depend in part upon the ability of the Sub-Adviser to forecast interest rates and other economic factors correctly. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-related securities are subject to prepayment risks – the risk that borrowers will pay off their mortgages sooner than expected, particularly when interest rates decline. Like other debt obligations, the securities are also subject to credit risk. Types of mortgage-related securities in which the Fund may invest include collateralized mortgage-backed securities, mortgage pass-through securities, collateralized mortgage obligations and stripped mortgage-backed securities.

Consistent with its investment objective and policies, the Fund also may invest in other types of asset-backed securities. Other asset-backed securities may be collateralized by the fees earned by service providers. The value of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. In certain circumstances, the mishandling of related documentation may also affect the rights of the security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of the underlying assets. The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the underlying assets and the servicing of those assets.

High Yield Securities (“Junk Bonds”)

The Fund may invest in debt securities that are below investment grade quantity (i.e., rated lower than Baa by Moody’s Investors Service, Inc. (“Moody’s”) or BBB by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”) or Fitch, Inc. (“Fitch”) or unrated but deemed by the Sub-Adviser to be at comparable quality to securities so rated). These are often referred to as “high yield securities” or “junk bonds.” Investments in high yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality securities.

High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery. The secondary market on which high yield securities are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield security, and could adversely affect the net asset value of the shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. When secondary markets for high yield securities are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.

A general description of the ratings of debt securities by Moody’s, S&P, Fitch and Dominion Bond Rating Service Limited (“Dominion”) is set forth in Appendix A to this Statement of Additional Information. The ratings of Moody’s, S&P, Fitch and Dominion represent their opinions as to the quality of the securities they rate.

Variable and Floating Rate Securities

Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular, and range from daily to annually, or may be event based, such as based on a change in the prime rate.

The Fund may invest in floating rate debt instruments (“floaters”) and engage in credit spread trades. The interest rate on a floater is a variable rate that is tied to another interest rate, such as a bond index or Treasury bill rate. The interest rate on a floater resets periodically, typically every six months. While, because of the interest rate reset feature, floaters provide the Fund with a certain degree of protection against rising interest rates, the Fund will participate in any declines in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, in which the value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies.

The Fund also may invest in inverse floating rate debt instruments (“inverse floaters”). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floating rate security may exhibit greater price volatility than a fixed rate obligation of similar credit quality.

Credit Default Swaps

The Fund may invest in credit default swaps. As the seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default by a third party, such as a U.S. or foreign issuer, on the debt obligation. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default had occurred. If no default had occurred, the Fund would keep the stream of payments and would have no payment obligations. As the seller, a Fund effectively would add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap.

As the purchaser in a credit default swap contract, the Fund would function as the counterparty referenced in the preceding paragraph. This would involve the risk that the investment may expire worthless and would generate income only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial instability). It also would involve credit risk (i.e., the risk that the seller may fail to satisfy its payment obligations to the Fund in the event of a default).

The Fund will segregate assets in the form liquid assets in an amount equal to the aggregate market value of the credit default swaps of which it is the seller, marked to market on a daily basis.

Portfolio Trading and Turnover Rate

Portfolio trading may be undertaken to accomplish the investment objective of the Fund. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what the Sub-Adviser believes to be a temporary price disparity between the two securities. Temporary price disparities between two comparable securities may result from supply and demand imbalances where, for example, a temporary oversupply of certain securities may cause a temporarily low price for such securities, as compared with other securities of like quality and characteristics. Securities may be sold by the Fund in anticipation of a market decline or purchased in anticipation of a market rise and later sold, or to recognize a gain.

A change in the securities held by the Fund is known as “portfolio turnover.” The use of certain derivative instruments with relatively short maturities may tend to exaggerate the portfolio turnover rate for the Fund. There is no stated limit on the Fund’s portfolio turnover rate. High portfolio turnover (e.g., greater than 100%) involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Trading in equity securities generally involves the payment of brokerage commissions. Trading in debt obligations does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. The use of futures contracts may involve the payment of commissions to futures commission merchants. The higher the rate of portfolio turnover of the Fund, the higher the transaction costs borne by the Fund generally will be. Transactions in the Fund’s portfolio securities may result in realization of taxable capital gains (including short-term capital gains which are generally taxed to shareholders at ordinary income tax rates). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund’s performance.

Short-Term Investments / Temporary Defensive Strategies

Upon recommendation of the Sub-Adviser, for temporary defensive purposes, the Fund may deviate from its principal strategies by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents. The Fund may not achieve its investment objective when it does so. The Fund also may deviate from its principal strategies in order to keep its assets fully invested. See “Use of Proceeds” in the Prospectus.

Participation on Creditors Committees

The Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject the Fund to expenses such as legal fees and may make the Fund an “insider” of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund’s ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation by the Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. The Fund would participate on such committees only when the Sub-Adviser believes that such participation is necessary or desirable to enforce the Fund’s rights as a creditor or to protect the value of securities held by the Fund.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the Fund’s outstanding voting shares:

(1) Concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.

(2) Purchase or sell real estate, although it may purchase securities secured by real estate or interests therein, or securities issued by companies which invest in real estate, or interests therein.

(3) Act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.

(4) Purchase or sell commodities or commodities contracts or oil, gas or mineral programs. This restriction shall not prohibit the Fund, subject to restrictions described in the Prospectus and elsewhere in this Statement of Additional Information, from purchasing, selling or entering into futures contracts, options on futures contracts, forward contracts, or any interest rate, securities-related or other hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

(5) Borrow money or issue any senior security, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6) Make loans, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

The Fund would be deemed to “concentrate” in a particular industry if it invested 25% or more of its total assets in that industry. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as those comprising the Eco-Sectors).

Currently, under the 1940 Act, the Fund generally is not permitted to engage in borrowings unless immediately after a borrowing the value of the Fund’s total assets less liabilities (other than the borrowing) is at least 300% of the principal amount of such borrowing (i.e., such principal amount may not exceed 33 1/ 3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Class A Shares unless, at the time of such declaration, the value of the Fund’s total assets, less liabilities other than borrowing, is at least 300% of such principal amount.

In addition, the Fund has adopted the following fundamental policy with respect to repurchase offers, changeable only by a majority vote of the outstanding voting securities of the Fund.

(1)	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as such Rule may be amended from time to time and as interpreted by the SEC or other regulatory authorities having jurisdiction from time to time, and in accordance with any exemptive relief granted by the SEC.

(2)	The periodic intervals between repurchase request deadlines (as defined in Rule 23c-3) shall be three months, provided that the intervals shall be one month if the Fund applies for and receives an exemptive order from the SEC permitting such shorter intervals;

(3)	The repurchase request deadlines (as defined in Rule 23c-3) for repurchase offers shall be the fifth business day of the months of March, June, September and December, or otherwise the fifth business day of each month if the Fund makes monthly repurchase offers; and

(4)	Each repurchase pricing date (as defined in Rule 23c-3) shall not be later than the 14th day after the preceding repurchase request deadline (or the next business day if the 14th day is not a business day).

For purposes of the foregoing, “majority of the outstanding,” when used with respect to particular shares of the Fund (whether voting together as a single class or voting as separate classes), means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of such shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.

Unless otherwise indicated, all limitations applicable to the Fund’s investments (as stated above and elsewhere in this Statement of Additional Information) apply only at the time of investment. The Fund would not violate the limitations unless an excess or deficiency occurs or existed immediately after and as a result of an investment. Any subsequent change in the percentage of the Fund’s total assets invested in certain securities or other instruments resulting from market fluctuations or other changes in the Fund’s total assets will not require the Fund to dispose of an investment until the Sub-Adviser determines that it is practicable to sell or close out the investment without undue market or tax consequences to the Fund.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness when such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

To the extent the Fund covers its commitment under a derivative instrument or other borrowing by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, or by entering into offsetting positions, such instrument is not considered a “senior security” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.

The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

MANAGEMENT OF THE FUND

Trustees and Officers

The business of the Fund is managed under the direction of the Fund’s Board of Trustees. Subject to the provisions of the Fund’s Declaration of Trust (the “Declaration”), its Bylaws and Massachusetts law, the Trustees have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Fund’s officers.

The Trustees and officers of the Fund, their dates of birth, the position they hold with the Fund, their term of office and length of time served, a description of their principal occupations during the past five years, the number of portfolios in the fund complex (as defined in SEC regulations) that the Trustee oversees and any other directorships held by the Trustee are listed in the tables immediately following. Except as shown, each Trustee’s and officer’s principal occupation and business experience for the last five years have been with the employer(s) indicated, although in some cases the Trustee may have held different positions with such employer(s). Unless otherwise indicated, the business address of the persons listed below is c/o Allianz Global Investors Fund Management LLC, 1345 Avenue of the Americas, New York, New York 10105.

Independent Trustees*

Name, Address and Date of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships Held by Trustee
Hans W. Kertess 07/12/1939	Trustee & Chairman of the Board	Since December 1, 2006	President, H Kertess & Co. L.P., a financial advisory company; formerly, Managing Director, Royal Bank of Canada Capital Markets.	31	None

Robert E. Connor 09/17/1934	Trustee	Since December 1, 2006	Corporate Affairs Consultant; Formerly, Senior Vice President, Corporate Office, Smith Barney Inc.	31	None

Paul Belica 09/27/1921	Trustee	Since December 1, 2006	Retired. Formerly Director, Student Loan Finance Corp., Education Loans, Inc., Goal Funding, Inc., Goal Funding II, Inc. and Surety Loan Fund, Inc.; formerly, Manager of Stratigos Fund LLC, Whistler Fund LLC, Xanthus Fund LLC & Wynstone Fund LLC.	31	None

John J. Dalessandro II 07/26/1937	Trustee	Since December 1, 2006	Retired. Formerly, President and Director, J.J. Dalessandro II Ltd., registered broker-dealer and member of the New York Stock Exchange.	31	None

William B. Ogden IV 01/11/1945	Trustee	Since January 18, 2007	Assistant Management Industry Consultant; formerly, Managing Director, Investment Banking Division of Citigroup Global Markets Inc.	31	None

R. Peter Sullivan III 09/04/1941	Trustee	Since June 2007	Retired. Formerly, Managing Partner, Bear Wagner Specialists LLC, specialist firm on the New York Stock Exchange.	31	None

Interested Trustees*

Name, Address and Date of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
John C. Maney*** 08/03/1959	Trustee	Since December 1, 2006	Management Board of Allianz Global Investors Fund Management LLC; Management Board and Managing Director of Allianz Global Investors of America L.P. since January 2005 and also Chief Operating Officer of Allianz Global Investors of America L.P. since November 2006; Formerly, Executive Vice President and Chief Financial Officer of Apria Healthcare Group, Inc. (1998-2001).	67	None

*	“Independent Trustees” are those Trustees who are not “Interested Persons” (as defined in Section 2(a)(19) of the 1940 Act), and “Interested Trustees” are those Trustees who are “Interested Persons” of the Fund. Mr. Maney is an “Interested Person” of the Fund due to his affiliation with Allianz Global Investors of America LLC and its affiliates.
**

The term “Fund Complex” as used herein includes the Fund and the following registered investment companies: each series of Allianz Funds, each series of Allianz Funds Multi-Strategy Trust, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal

Income Fund III, PIMCO Corporate Income Fund, PIMCO Corporate Opportunity Fund, PIMCO High Income Fund, Nicholas-Applegate Convertible & Income Fund, Nicholas-Applegate Convertible & Income Fund II, PIMCO Floating Rate Income Fund, PIMCO Floating Rate Strategy Fund, NFJ Dividend, Interest and Premium Strategy Fund, Nicholas-Applegate International and Premium Strategy Fund, PIMCO Global StocksPLUS & Income Fund, Nicholas-Applegate Equity & Convertible Income Fund, Nicholas-Applegate Global Equity & Convertible Income Fund, PIMCO Income Opportunity Fund, each series of Premier VIT, each series of Fixed Income Shares and PIMCO Municipal Advantage Fund, Inc.

***	Mr. Maney is an “interested person” of the Trust due to his affiliation with Allianz Global Investors of America L.P. In addition to Mr. Maney’s positions set forth in the table above, he holds the following positions with affiliated persons: Management Board, Managing Director and Chief Operating Officer of Allianz Global Investors of America L.P., Allianz Global Investors of America LLC and Allianz-Pac Life Partners LLC; Member—Board of Directors and Chief Operating Officer of Allianz Global Investors of America Holdings Inc. and Oppenheimer Group, Inc.; Managing Director and Chief Operating Officer of Allianz Global Investors NY Holdings LLC and Allianz Global Investors U.S. Equities LLC; Management Board and Managing Director of Allianz Global Investors U.S. Holding LLC; Managing Director and Chief Financial Officer of Allianz Hedge Fund Partners Holding L.P.; Managing Director of Allianz Global Investors U.S. Retail LLC; Member – Board of Directors and Managing Director of Allianz Global Investors Advertising Agency Inc.; Compensation Committee of NFJ Investment Group L.P.; Management Board of Allianz Global Investors Fund Management LLC, Nicholas-Applegate Holdings LLC and OpCap Advisors LLC; Member – Board of Directors of NFJ Management Inc. and PIMCO Global Advisors (Resources) Limited; and Executive Vice President of PIMCO Japan Ltd.

Officers

Name, Address and Date of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Brian S. Shlissel 1345 Avenue of the Americas, 4th Floor New York, NY 10105 11/14/1964	President and Chief Executive Officer	Since inception. (October 20, 2006)	Executive Vice President, Allianz Global Investors Fund Management LLC; Trustee of 6 funds in the Fund Complex; President and Chief Executive Officer of 35 funds in the Fund Complex; Treasurer, Principal Financial and Accounting Officer of 39 funds in the Fund Complex.

Lawrence G. Altadonna 1345 Avenue of the Americas, 4th Floor New York, NY 10105 03/10/1966	Treasurer; Principal Financial and Accounting Officer	Since inception. (October 20, 2006)	Senior Vice President, Allianz Global Investors Fund Management LLC; Treasurer, Principal Financial and Accounting Officer of 35 funds in the Fund Complex; Assistant Treasurer of 39 funds in the Fund Complex.

Thomas J. Fuccillo 1345 Avenue of the Americas, 4th Floor New York, NY 10105 03/22/1968	Vice President, Secretary and Chief Legal Officer	Since inception. (October 20, 2006)	Senior Vice President, Senior Counsel, Allianz Global Investors of America L.P., Vice President, Secretary and Chief Legal Officer of 74 funds in the Fund Complex; Formerly, Vice President and Associate General Counsel, Neuberger Berman, LLC (1991-2004).

Youse Guia 680 Newport Center Drive Suite 250 Newport Beach, CA 92660 09/03/1972	Chief Compliance Officer	Since inception. (October 20, 2006)	Senior Vice President, Group Compliance Manager, Allianz Global Investors of America L.P.; Chief Compliance Officer of 74 funds in the Fund Complex; Formerly, Vice President, Group Compliance Manager, Allianz Global Investors of America L.P. (2002-2004). Audit Manager, PricewaterhouseCoopers LLP (1996–2002).

Kathleen A. Chapman 1345 Avenue of the Americas, 47th Floor New York, NY 10105 11/11/1954	Assistant Secretary	Since inception. (October 20, 2006)	Assistant Secretary of 74 funds in the Fund Complex;

William V. Healey 1345 Avenue of the Americas, 4th Floor New York, NY 10105 07/28/1953	Assistant Secretary	Since inception. (October 20, 2006)	Executive Vice President, Chief Legal Officer, Allianz Global Investors of America L.P., Allianz Global Investors Fund Management and Allianz Global Investors Distributors LLC. Assistant Secretary of 74 funds in the Fund Complex; formerly, Vice President and Associate General Counsel of Prudential Insurance Company of America (1998-2005).

Scott Whisten 1345 Avenue of the Americas, 4th Floor New York, NY 10105 3/13/1971	Assistant Treasurer	Since Inception	Vice President, Allianz Global Investors Fund Management LLC; Assistant Treasurer of 74 funds in the Fund Complex; formerly, Accounting Manager, Prudential Investments (2000-2005).

Richard H. Kirk 1345 Avenue of the Americas, 4th Floor New York, NY 10105 04/06/1961	Assistant Secretary	Since inception. (October 20, 2006)	Senior Vice President, Associate General Counsel, Allianz Global Investors of America L.P. (since 2004). Senior Vice President, Associate General Counsel, Allianz Global Investors Distributors LLC. Assistant Secretary of 74 funds in the Fund Complex; formerly, Vice President, Counsel, Prudential Financial, Inc./American Skandia; Associate General Counsel, Friedman, Billings, Ramsey, Inc.

Lagan Srivastava 1345 Avenue of the Americas, 4th Floor New York, NY 10105 09/20/77	Assistant Secretary	Since inception. (October 20, 2006)	Assistant Secretary of 74 funds in the Fund Complex; formerly, Research Assistant, Dechert LLP (2004-2005); Research Assistant, Swidler Berlin Sheriff Friedman LLP (2002-2004).

For Interested Trustees and officers, positions held with affiliated persons or principal underwriters of the Fund are listed in the following table:

Name	Positions Held with Affiliated Persons or Principal Underwriters of the Fund
John C. Maney	See above.
Brian S. Shlissel	See above.
Lawrence Altadonna	See above.
Thomas J. Fuccillo	See above.
Youse Guia	See above.
Kathleen A. Chapman	See above.
William V. Healey	See above.
Richard H. Kirk	See above.
Scott Whisten	See above.
Lagan Srivastava	See above.

Committees of the Board of Trustees

Audit Oversight Committee

The Fund has established an Audit Oversight Committee, which provides oversight with respect to the internal and external accounting and auditing procedures of the Fund and, among other things, determines the selection of the independent registered public accounting firm for the Fund and considers the scope of the audit, approves all audit and permitted non-audit services proposed to be performed by the independent registered public accounting firm on behalf of the Fund, and services to be performed by the independent registered public accounting firm for certain affiliates, including the Manager and the Sub-Adviser, and the entities in a control relationship with the Manager or the Sub-Adviser that provide services to the Fund where the engagement relates directly to the operations and financial reporting of the Fund. The Committee considers the possible effect of these services on the independence of the Fund’s independent registered public accounting firm. Messrs. Belica, Connor, Ogden, Dalessandro, Sullivan and Kertess, each of whom is an Independent Trustee, serve on this committee, and Mr. Belica serves as Chairman. The Audit Oversight Committee convened once during the Fund’s initial fiscal year ended November 30, 2007.

Nominating Committee

The Nominating Committee is responsible for reviewing and recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee will review and consider nominees recommended by shareholders to serve as Trustee, provided any such recommendation is submitted in writing to the Fund, c/o Thomas J. Fuccillo, Secretary, at the address of the principal executive offices of the Fund. The Nominating Committee has full discretion to reject nominees recommended by shareholders, and there is no assurance that any such person so recommended and considered by a committee will be nominated for election to the Board. Messrs. Belica, Connor, Ogden, Dalessandro, Sullivan and Kertess, each of whom is an Independent Trustee, serve on this committee. The Nominating Committee did not convene separately during the Fund’s initial fiscal year ended November 30, 2007.

Valuation Committee

The Board has a Valuation Committee, to which the Board has delegate the responsibility to determine or cause to be determined the fair value of the Fund’s portfolio securities and other assets when market quotations are not readily available. The Valuation Committee reviews and approves procedures for the fair valuation of the Fund’s portfolio securities and periodically reviews information from the Manager and Sub-Adviser regarding fair value and liquidity determinations made pursuant to the Board-approved procedures, and makes related recommendations to the full Board and assists the full Board in resolving particular fair valuation and other valuation matters. Messrs. Belica, Connor, Ogden, Dalessandro, Sullivan and Kertess, each of whom is an Independent Trustee, serve on this committee. The Valuation Committee did not convene separately during the Fund’s initial fiscal year ended November 30, 2007.

Compensation Committee

The Compensation Committee meets as the Board deems necessary to review and make recommendations regarding compensation payable to the Trustees of the Fund who are not directors, officers, partners or employees of the Manager, Sub-Adviser or any entity controlling, controlled by or under common control with the Manager or Sub-Adviser. Messrs. Belica, Connor, Ogden, Dalessandro, Sullivan and Kertess, each of whom is an Independent Trustee, serve on this committee. The Compensation Committee did not convene separately during the Fund’s initial fiscal year ended November 30, 2007.

Securities Ownership

For each Trustee, the following table discloses the dollar range of equity securities beneficially owned by the Trustee in the Fund and, on an aggregate basis, in any registered investment companies overseen by the Trustee within the Fund’s family of investment companies as of December 31, 2007:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
Paul Belica	None	None
Robert E. Connor	None	None
John J. Dalessandro II	None	None
Hans W. Kertess	None	None
John C. Maney	None	$10,001-$50,000
William B. Ogden IV	None	None
R. Peter Sullivan III	None	None

Interested Trustee
John C. Maney	None	Over $100,000

For Independent Trustees and their immediate family members, the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2007:

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Paul Belica	None	N/A	N/A	N/A	N/A
Robert E. Connor	None	N/A	N/A	N/A	N/A
John J. Dalessandro II	None	N/A	N/A	N/A	N/A
Hans W. Kertess	None	N/A	N/A	N/A	N/A
William B. Ogden IV	None	N/A	N/A	N/A	N/A
R. Peter Sullivan III	None	N/A	N/A	N/A	N/A

As of March 26, 2008, the Fund’s officers and Trustees as a group owned less than 1% of the outstanding Class A Shares.

As of March 26, 2008, the following persons owned of record the number of Class A Shares noted below, representing the indicated percentage of the Fund’s outstanding equity securities as of such date. To the knowledge of the Fund, no other person owned of record or beneficially 5% or more of the Fund’s outstanding equity securities on such date.

Shareholder	Number of Class A Shares	Percentage of the Fund’s outstanding shares as of March 26, 2008
Merrill Lynch Pierce Fenner & Smith for the sole benefit of its customers Attn: Fund Administrator/#97M 4800 Deer Lake Dr East Jacksonville, FL 32246	4,569,953	87.8%

Compensation

Each of the Independent Trustees also serve as Trustees of PIMCO Municipal Income Fund, PIMCO California Municipal Income Fund, PIMCO New York Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO California Municipal Income

Fund II, PIMCO New York Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund III and PIMCO New York Municipal Income Fund III (together, the “Municipal Funds”), Nicholas-Applegate Convertible & Income Fund, Nicholas-Applegate Convertible & Income Fund II, PIMCO Corporate Opportunity Fund, PIMCO High Income Fund, PIMCO Corporate Income Fund, PIMCO Floating Rate Income Fund, PIMCO Floating Rate Strategy Fund, NFJ Dividend, Interest & Premium Strategy Fund, Nicholas Applegate International and Premium Strategy Fund, PIMCO Municipal Advantage Fund Inc., PIMCO Global StocksPLUS & Income Fund, Nicholas-Applegate Equity & Convertible Income Fund, Nicholas-Applegate Global Equity & Convertible Income Fund and PIMCO Income Opportunity Fund, each a closed-end fund for which the Manager serves as investment manager and affiliates of the Manager serve as portfolio manager (together, the “Allianz Closed-End Funds”). As indicated above, certain of the officers of the Fund are affiliated with the Manager.

The Allianz Closed-End Funds are expected to hold joint meetings of their Boards of Trustees whenever possible. Each Trustee, other than any Trustee who is a director, officer, partner or employee of the Manager, RCM, AGIA or any entity controlling, controlled by or under common control with the Manager, RCM or AGIA, receives compensation for his attendance at joint meetings and his service on Board committees. Trustees will receive compensation equal to (i) $1,750 per fund for each quarterly joint meeting for the first four joint meetings in each year, (ii) $5,000 for each additional joint meeting in such year if the meeting is attended in person and (iii) $1,000 per fund for joint meetings attended telephonically. The Independent Chairman of the Boards receives an additional $2,500 per fund per year. In addition, each Trustee who serves as a member of an Audit Oversight Committee will receive $1,000 per fund for any results meeting or fund(s) specific meeting of the Audit Oversight Committees and $5,000 for any joint audit scope meeting. An Audit Oversight Committee Chairman annually receives an additional $500 per fund for which he serves as Chairman. Trustees will also be reimbursed for meeting-related expenses.

Each Trustee’s compensation and other costs of joint meting will be allocated pro rata among Allianz Closed-End Funds for which such Trustee serves as Trustee based on such fund’s relative net assets, including assets attributable to any preferred shares.

Trustees received the amounts set forth in the following table from the Fund for its initial fiscal year ending November 30, 2007. For the calendar year ended December 31, 2007, the Trustees received the compensation set forth in the following table for serving as trustees of other funds in the same “Fund Complex” as the Fund. Each officer or Trustee who is a director, officer, partner or employee of the Manager, the Sub-Adviser or any entity controlling, controlled by or under common control with the Manager or the Sub-Adviser serves without any compensation from the Fund.

Name of Trustee	Compensation from the Fund for the Fiscal Year Ending November 30, 2007*	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund Complex Paid to the Trustees for the Calendar Year Ending December 31, 2007**
Independent Trustees
Paul Belica	$4,315	N/A	N/A	$217,750
Robert E. Connor	$4,143	N/A	N/A	$216,875
John J. Dalessandro II	$3,815	N/A	N/A	$203,000
Hans W. Kertess	$6,107	N/A	N/A	$262,208
William B. Ogden IV	$3,414	N/A	N/A	$191,750
R. Peter Sullivan III**	$3,414	N/A	N/A	$184,500
Interested Trustees
John C. Maney	$0	N/A	N/A	$0

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	Mr. Sullivan was appointed a Trustee of the Fund in June 2007.

The Fund has no employees. Its officers and Mr. Maney are compensated by the Manager and/or the Sub-Adviser and/or their affiliates.

Codes of Ethics

The Fund, the Manager, RCM, AGIA and Allianz Global Investors Distributors LLC (the “Distributor” or “AGID”) have each adopted codes of ethics governing personal trading activities of, as applicable, all Trustees and officers of the Fund, directors and officers of these entities and other employees of these entities who are “access persons” of the Fund as defined in Rule 17j-1 under the 1940 Act. Such persons are prohibited from effecting certain transactions, allowed to effect certain exempt transactions (including with respect to securities that may be purchased or held by the Fund), and are required to preclear certain security transactions with the applicable compliance officer or his designee and to report certain transactions on a regular basis. The Fund, the Manager, RCM, AGIA and AGID have each developed procedures for administration of their respective codes. Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR Database on the SEC’s internet web site at www.sec.gov. You may also review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102 or by e-mail request at publicinfo@sec.gov.

INVESTMENT MANAGER AND SUB-ADVISER

Investment Manager

The Manager serves as investment manager to the Fund pursuant to an investment management agreement (the “Investment Management Agreement”) between it and the Fund.

The Manager is a wholly owned indirect subsidiary of Allianz Global Investors of America L.P. (“Allianz”). Allianz was organized as a limited partnership under Delaware law in 1987. Allianz’s sole general partner is Allianz-Paclife Partners LLC. Allianz-Paclife Partners LLC is a Delaware limited liability company with two members, Allianz Global Investors U.S. Holding LLC, a Delaware limited liability company and Pacific Life Insurance Company (“Pacific Life”), a California stock life insurance company. Pacific Life is a wholly owned subsidiary of Pacific Mutual Holding Company. Pacific Life owns an indirect minority equity interest in Allianz. The sole member of Allianz Global Investors U.S. Holding LLC is Allianz Global Investors of America LLC. Allianz Global Investors of America LLC has two members, Allianz of America, Inc. (“Allianz of America”), a Delaware corporation which owns a 99.9% non-managing interest, and Allianz Global Investors of America Holdings Inc., a Delaware corporation which owns a 0.01% managing interest. Allianz of America is a wholly-owned subsidiary of Allianz SE. Allianz Global Investors of America Holdings Inc. is a wholly-owned subsidiary of Allianz Global Investors Aktiengesellschaft, which is a wholly-owned subsidiary of Allianz SE. Allianz SE indirectly holds a controlling interest in Allianz. Allianz SE is a European-based, multinational insurance and financial services holding company. The address for Allianz-Paclife Partners LLC, Allianz Global Investors U.S. Holding LLC, Allianz Global Investors of America LLC and Allianz Global Investors of America Holding Inc. is 680 Newport Center Drive, Suite 250, Newport Beach, California 92660. The address for Allianz Global Investors Aktiengesellschaft is Nymphenburger Strasse 112-116, 80636 Munich, Germany. Allianz SE’s address is Koeniginstrasse 28, D-80802, Munich, Germany. Pacific Life’s address is 700 Newport Center Drive, Newport Beach, California 92660. Allianz’s address is 680 Newport Center Drive, Suite 250, Newport Beach, California 92660.

The general partner of Allianz has substantially delegated its management and control of Allianz to an Executive Committee.

Allianz of America, Inc. (“AZOA”) has entered into a put/call arrangement for the possible disposition of Pacific Life’s indirect interest in Allianz. Under this agreement, Pacific Life and AZOA can put or call, respectively, all of the Class E Units. The repurchase price for the Class E Units is calculated based on the financial performance of Pacific Investment Management Company over the preceding four calendar quarters prior to repurchase, but the amount can increase or decrease in value by a maximum of 2% per year from the per unit amount as defined in the agreement, calculated as of December 31 of the preceding calendar year.

As of the date of this Statement of Additional Information, significant institutional shareholders of Allianz SE currently include Munchener Ruckversicherungs-Gesellschaft AG (“Munich Re”). Allianz SE in turn owns more than 95% of Dresdner Bank AG. Credit Lyonnais and Munich Re, as well as certain broker-dealers that might be controlled by or affiliated with these entities or Dresdner Bank AG, such as Dresdner Kleinwort Wasserstein, Dresdner Kleinwort Benson and Grantchester Securities, Inc., may be considered to be affiliated persons of the Manager, RCM and AGIA. (Broker-dealer affiliates of such significant institutional shareholders are sometimes referred to herein as “Affiliated Brokers.”) Absent an SEC exemption or other relief, the Fund generally is precluded from effecting principal transactions with the Affiliated Brokers, and its ability to purchase securities being underwritten by an Affiliated Broker or a syndicate including an Affiliated Broker is subject to restrictions. Similarly, the Fund’s ability to utilize the Affiliated Brokers for agency transactions is subject to the restrictions of Rule 17e-1 under the 1940 Act. The Manager, RCM and AGIA do not believe that the restrictions on transactions with the Affiliated Brokers described above will materially adversely affect their ability to provide services to the Fund, the Fund’s ability to take advantage of market opportunities, or the Fund’s overall performance.

The Manager is located at 1345 Avenue of the Americas, New York, New York 10105. As of December 31, 2007, the Manager and its investment management affiliates had approximately $801.1 billion in assets under management.

The Manager, subject to the supervision of the Board of Trustees, is responsible for managing, either directly or through others selected by the Manager, the investments of the Fund. The Manager also furnishes to the Board of Trustees periodic reports on the investment performance of the Fund.

Under the terms of the Investment Management Agreement, subject to such policies as the Trustees of the Fund may determine, the Manager, at its expense, will furnish continuously an investment program for the Fund and will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities subject always to the Fund’s investment objective, policies and restrictions; provided that, so long as the Manager retains one or more Sub-Advisers for the Fund, the Manager’s obligation under the Investment Management Agreement with respect to the Fund is, subject always to the control of the Trustees, to determine and review with the Sub-Advisers the investment policies of the Fund.

Subject to the control of the Trustees, the Manager also manages, supervises and conducts the other affairs and business of the Fund, furnishes office space and equipment, provides bookkeeping and certain clerical services (excluding determination of the net asset value of the Fund, shareholder accounting services and the accounting services for the Fund) and pays all salaries, fees and expenses of officers and Trustees of the Fund who are affiliated with the Manager. The Manager has, at its own expense, retained State Street Bank and Trust Company to perform certain administrative services for the Fund and may retain affiliates to provide other administrative services. As indicated under “Portfolio Transactions—Brokerage and Research Services,” the Fund’s portfolio transactions may be placed with broker-dealers which furnish the Manager, RCM and AGIA, without cost, certain research, statistical and quotation services of value to them or their respective affiliates in advising the Fund or their other clients. In so doing, the Fund may incur greater brokerage commissions and other transactions costs than it might otherwise pay.

Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at the annual rate of 1.00% of the Fund’s average daily total managed assets for the services and facilities it provides. “Total managed assets” means the total assets of the Fund (including assets attributable to any preferred shares and borrowings that may be outstanding) minus accrued liabilities (other than liabilities representing borrowings). All fees and expenses are accrued daily and deducted before payment of dividends to investors.

Except as otherwise described in the Prospectus, the Fund pays, in addition to the investment management fee described above and shareholder service fees described below, all expenses not assumed by the Manager, including, without limitation, fees and expenses of Trustees who are not “interested persons” of the Manager or the Fund, interest charges, taxes, brokerage commissions, transfer agents and sub-transfer agency fees, expenses of issue of shares, fees and expenses of registering and qualifying the Fund and its classes of shares for distribution under federal and state laws and regulations, charges of custodians, auditing and legal expenses, expenses of determining net asset value of the Fund, reports to shareholders, expenses of meetings of shareholders, expenses of printing and mailing prospectuses, proxy statements and proxies to existing shareholders, and its proportionate share of insurance premiums and professional association dues or assessments. The Fund is also responsible for such nonrecurring expenses as may arise, including litigation in which the Fund may be a party, and other expenses as determined by the Trustees. The Fund may have an obligation to indemnify its officers and Trustees with respect to such litigation.

The table below sets forth the advisory fees paid by the Fund to the Manager for the last three fiscal years.

	Fiscal Year Ended 11/30/2007*	Fiscal Year Ended 11/30/2006**	Fiscal Year Ended 11/30/2005**
Management Fees	$952,292	N/A	N/A

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	The Fund commenced investment operations on January 31, 2007. Information prior to that period is not available.

Sub-Adviser

The Manager has retained an affiliated investment management firm, RCM Capital Management LLC (“RCM”), to manage the Fund’s portfolio. RCM has, in turn, delegated responsibility for the day-to-day portfolio management of the Fund to its affiliate, Allianz Global Investors Advisory GmbH (“AGIA” and, collectively with RCM, the “Sub-Adviser”). RCM serves as sub-adviser for the Fund pursuant to separate sub-advisory agreement (the “Sub-Advisory Agreement”) between RCM and the Manager. AGIA serves as portfolio manager for the Fund pursuant to a separate portfolio management agreement (the “Portfolio Management Agreement”) between RCM and AGIA. Pursuant to the terms of the Sub-Advisory Agreement, RCM is responsible for managing, either directly or through others selected by it, the investment of the Fund’s assets, subject to the general oversight and supervision of the Manager and the Board of Trustees. Pursuant to the terms of the Portfolio Management Agreement with RCM, AGIA has full investment discretion and makes all determinations with respect to the investment of the Fund’s assets, subject to the general supervision of RCM, the Manger and the Board of Trustees.

Under the Sub-Advisory Agreement, the Manager (and not the Fund) has agreed to pay to RCM a fee, payable on a monthly basis, at the annual rate of .54% of the Fund’s average daily total managed assets. Under the Portfolio Management Agreement, RCM (and not the Fund or the Manager) has agreed to pay to AGIA a portfolio management fee, payable on a monthly basis, at the annual rate of .4266% of the Fund’s average daily total managed assets.

The table below sets forth the sub-advisory fees paid by the Manager to RCM, and the portfolio management fees paid by RCM to AGIA, for the last three fiscal years.

	Fiscal Year Ended 11/30/2007*	Fiscal Year Ended 11/30/2006**	Fiscal Year Ended 11/30/2005**
Sub-Advisory Fee	$107,990	N/A	N/A
Portfolio Management Fee	$406,248	N/A	N/A

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	The Fund commenced investment operations on January 31, 2007. Information prior to that period is not available.

RCM. RCM is an investment management firm organized as a Delaware limited liability company (formerly Dresdner RCM Global Investors, LLC). RCM is wholly-

owned by Allianz Global Investors Aktiengesellschaft, which is a wholly-owned subsidiary of Allianz SE. Established in 1998, and the successor to the business of its prior holding company, Dresdner RCM Global Investors US Holdings LLC, RCM provides advisory services to mutual funds and institutional accounts. RCM is located at Four Embarcadero Center, San Francisco, California 94111.

AGIA. AGIA is wholly owned by Allianz Global Investors Aktiengesellschaft, which is a wholly owned subsidiary of Allianz SE. AGIA is located at Mainzer Landstrasse 11-13, Frankfurt am Main, Germany 60329. AGIA was established in 1990, and provides advisory services to high net worth clients and pooled products. Although AGIA has been registered as an investment management company in Germany since 1990, it has only recently registered in October 2006 as an investment adviser in the United States.

The following summarizes the structure of and methods used to determine the compensation of the individuals (as listed in the Prospectus) that share primary responsibility for the day-to-day portfolio management of the Fund (the “AGIA Portfolio Managers”), as well as information regarding other accounts they manage and related potential conflicts of interest, and any ownership interests they have in the Fund:

Portfolio Managers

The following summarizes the structure of and methods used to determine the compensation of each individual (as listed in the Prospectus), each of whom is employed by AGIA, that shares primary responsibility for the day-to-day portfolio management of the Fund (the “AGIA Portfolio Managers”):

Compensation. Each Portfolio manager is paid a fixed base salary set at a competitive level, taking into consideration the portfolio manager’s experience and responsibilities, as determined by RCM and AGIA, as the case may be.

Each portfolio manager is paid a bonus that is directly affected by the performance of the individual portfolios he or she managers, including the Fund, as well as the performance of the individual’s portfolio management team and the overall success of the firm. The individual performance criterion, used to help determine a bonus, is derived from a calculation using both quantitative and qualitative factors. Approximately 70% of the individual’s performance rating is quantitative, based on the pre-tax investment performance of the accounts managed by both the team and the individual. Performance is calculated over a three year trailing period. The remaining 30% of the bonus is based on a qualitative review of the individual’s performance.

Other Accounts Managed. The following summarizes information regarding each of the accounts as of November 30, 2007, including amounts managed by a team, committee, or other group that includes the portfolio manager. The advisory fee charged for managing each of these accounts is not based on performance.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Name	# of Accounts	Total Assets (millions)	# of Accounts	Total Assets (millions)	# of Accounts	Total Assets
Bozena Jankowska	1	$166	4	$2,451	0	0
Paul Schofield	1	$166	19	$5,120	18	$5,002

Potential Conflicts of Interest. Like other investment professionals with multiple clients, the AGIA Portfolio Managers may face certain potential conflicts of interest in connection with managing both the Fund and other accounts at the same time. The paragraphs below describe some of these potential conflicts, which the Manager, RCM and AGIA believe are faced by investment professionals at most major financial firms. RCM and AGIA has adopted compliance policies and procedures that attempt to address certain of these potential conflicts. The management of accounts with different advisory fee rates and/or fee structures, including accounts that pay advisory fees based on account performance (“performance fee accounts”), may raise potential conflicts of interest by creating an incentive to favor higher-fee accounts. These potential conflicts may include, among others:

•	The most attractive investments could be allocated to higher-fee accounts or performance fee accounts.

•

The trading of higher-fee accounts could be favored as to timing and/or execution price. For example, higher fee accounts could be permitted to sell securities earlier than other accounts when a prompt sale is desirable or to buy securities at an earlier and more opportune time.

A potential conflict of interest may arise when a Fund and other accounts purchase or sell the same securities. On occasions when a portfolio manager considers the purchase or sale of a security to be in the best interests of a Fund as well as other accounts, the RCM’ s trading desk may, to the extent permitted by applicable laws and regulations, aggregate the securities to be sold or purchased in order to obtain the best execution and lower brokerage commissions, if any. Aggregation of trades may create the potential for unfairness to a Fund or another account if one account is favored over another in allocating securities purchased or sold –for example, by allocating a disproportionate amount of a security that is likely to increase in value to a favored account.

“Cross trades,” in which one RCM account sells a particular security to another account (potentially saving transaction costs for both accounts), may also pose a potential conflict of interest. Cross trades may be seen to involve a potential conflict of interest if, for example, one account is permitted to sell a security to another account at a higher price than an independent third party would pay. RCM has adopted compliance procedures that provide that any transaction between Adviser-advised accounts are to be made at an independent current market price.

Another potential conflict of interest may arise based on the different investment objectives and strategies of a Fund and other accounts. For example, another account may have a shorter-term investment horizon or different investment objectives, policies or restrictions than a Fund. Depending on another account’s objectives or other factors, a portfolio manager may give advice and make decisions that may differ from advice given, or the timing or nature of decisions made, with respect to a Fund. In addition, investment decisions are the product of many factors in addition to basic suitability for the particular account involved. Thus, a particular security may be bought or sold for certain accounts even though it could have been bought or sold for other accounts at the same time. More rarely, a particular security may be bought for one or more accounts managed by a portfolio manager when one or more other accounts are selling the security (including short sales). There may be circumstances when purchases or sales of portfolio securities for one or more accounts may have an adverse effect on other accounts.

A Fund’s portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as might be the case if he or she were to devote substantially more attention to the management of a single fund. The effects of this potential conflict may be more pronounced where funds and/or accounts overseen by a particular portfolio manager have different investment strategies.

A Fund’s portfolio managers may also face other potential conflicts of interest in managing a Fund, and the description above is not a complete description of every conflict that could be deemed to exist in managing both the Funds and other accounts. In addition, a Fund’s portfolio manager may also manage other accounts (including their personal assets or the assets of family members) in their personal capacity. The management of these accounts may also involve certain of the potential conflicts described above. RCM’s investment personnel, including the Fund’s portfolio manager, are subject to restrictions on engaging in personal securities transactions, pursuant to Codes of Ethics adopted by RCM, which contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of the Funds.

Securities Ownership. The following table discloses the dollar range of equity securities beneficially owned by each AGIA Portfolio Manager in the Fund as of November 30, 2007

Allianz RCM Global EcoTrendsSM Fund	Dollar Range of Equity Securities
Bozena Jankowska	None
Paul Schofield	None

Certain Terms of the Investment Management, Sub-Advisory Agreement and Portfolio Management Agreement

The Investment Management Agreement, Sub-Advisory Agreement and the Portfolio Management Agreement (together, the “Agreements”) each have been approved by the Trustees of the Fund (including all of the Trustees who are not “interested persons” of the Manager or the Sub-Adviser). Each Agreement will continue in force with respect to the Fund for two years from its respective date and from year to year thereafter, but only so long as its continuance is approved at least annually by (i) the vote, cast in person at a meeting called for that purpose, of a majority of those Trustees who are not “interested persons” of the Manager, the applicable Sub-Adviser, or the Fund, and (ii) either the majority vote of the full Board of Trustees or the vote of a majority of the outstanding shares of all classes of the Fund. Each Agreement automatically terminates upon its assignment (as defined in the 1940 Act). The Investment Management Agreement may be terminated on not less than 60 days’ notice by the Manager to the Fund or by the Fund to the Manager. The Sub-Advisory Agreement may be terminated on not less than 60 days’ notice by the Manager to RCM or by the Fund at any time by notice to the Manager and RCM. The Portfolio Management Agreement may be terminated on not less than 60 days’ notice by the Manager or RCM to AGIA, or by AGIA to RCM, or by the Fund at any time by notice to the Manager, RCM and AGIA.

Each agreement provides that the Manager or Sub-Adviser, as applicable, shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Proxy Voting Policies

The Fund and its Board of Trustees have delegated to the Manager, and the Manager has in turn delegated to RCM, responsibility for voting any proxies relating to portfolio securities held by the Fund. A copy of the proxy voting policies and procedures to be followed by the Fund, and summary descriptions of the proxy voting policies and procedures to be followed by each of the Manager and RCM, on behalf of the Fund, including procedures to be used when a vote represents a conflict of interest, are attached hereto as Appendix B (“Proxy Voting Policies”). Information regarding how the Fund vote proxies related to portfolio securities during the most recent 12-month period will be made available without charge at the Fund’s website at http://www.allianzinvestors.com/misc/PrivacyPolicy06032003.jsp, or on the website of the Securities and Exchange Commission at http://www.sec.gov.

DISTRIBUTION OF FUND SHARES

Distributor

Allianz Global Investors Distributors LLC (the “Distributor”) serves as the principal underwriter of the Fund’s shares pursuant to a distribution contract (the “Distribution Contract”) with the Trust. The Distributor is an indirect, wholly owned subsidiary of Allianz Global Investors of America L.P. The Distributor, located at

1345 Avenue of the Americas, New York, New York 10105, is a broker-dealer registered with the Securities and Exchange Commission. The Distribution Contract is terminable without penalty, at any time, by the Fund by not more than 60 days’ nor less than 30 days’ written notice to the Distributor, or by the Distributor upon not more than 60 days’ nor less than 30 days’ written notice to the Fund. The Distributor is not obligated to sell any specific amount of Fund shares and does not receive any compensation other than what is described below for executing securities transactions.

The Distribution Contract will continue in effect for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the entire Board of Trustees of the Fund or by a majority of the outstanding shares of the Fund, and (ii) by a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Fund and who have no direct or indirect interest financial interest in the Distribution Contract or the Servicing Plan described below, by vote cast in person at a meeting called for the purpose.

Initial Sales Charge

As described in the Prospectus under “How to Purchase Class A Shares,” shares of the Fund are sold pursuant to an initial sales charge, which declines as the amount of the purchase reaches certain defined levels. Please see the Prospectus for details. The table below sets forth the amount of initial sales charges received and retained by the Distributor for the last three fiscal years.

	Fiscal Year Ended 11/30/2007*	Fiscal Year Ended 11/30/2006**	Fiscal Year Ended 11/30/2005**
Initial Sales Charges Received By the Distributor	$5,090,691	N/A	N/A
Initial Sales Charges Retained by the Distributor	677,956	N/A	N/A

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	The Fund commenced investment operations on January 31, 2007. Information prior to that period is not available.

Servicing Plan

Pursuant to a Servicing Plan for shares of the Fund, as compensation for services rendered and expenses borne in connection with personal services rendered to shareholders of the Fund and the maintenance of shareholder accounts, the Fund pays the Distributor servicing fees of up to the annual rate of 0.25%, calculated as a percentage of the Fund’s average daily net assets. These parties may also be compensated based on the amount of the front-end sales load reallowed by the Distributor.

The servicing fee may be spent by the Distributor to provide or procure personal services rendered to shareholders of the Fund and the maintenance of shareholder accounts, including the processing of purchase or repurchase offer requests or the processing of dividend payments, providing information periodically to shareholders showing their positions in the Fund’s shares, forwarding communications from the Fund to shareholders, responding to inquiries from shareholders relating to such services, or training personnel in the provision of such services.

Subject to the annual percentage limitation on the servicing fees, the fees may be paid with respect to services rendered and expenses borne in the past with respect to Fund shares as to which no servicing fees were paid on account of such limitations. If in any year the Distributor’s expenses incurred in connection with the servicing of shareholders and the maintenance of shareholder accounts exceed the servicing fees paid by the Fund, the Distributor would recover such excess only if the Servicing Plan continues to be in effect in some later year when such servicing fees exceed the Distributor’s expenses. The Fund is not obligated to repay any unreimbursed expenses that may exist at such time, if any, as the Servicing Plan terminates.

The Servicing Plan may be terminated with respect to the Fund by vote of a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Servicing Plan or the Distribution Contract (“disinterested Plan Trustees”), or by vote of a majority of the outstanding voting securities of the Fund. Any change in the Servicing Plan that would materially increase the cost to shares of the Fund to which the Plan relates requires approval by the shareholders of the Fund. The Trustees review quarterly written reports of such costs and the purposes for which such costs have been incurred. The Servicing Plan may be amended by vote of the Trustees, including a majority of the disinterested Plan Trustees, cast in person at a meeting called for the purpose. As long as the Servicing Plan is in effect, selection and nomination of those Trustees who are not interested persons of the Trust shall be committed to the discretion of such disinterested Trustees.

The Servicing Plan will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the disinterested Plan Trustees and (ii) by the vote of a majority of the entire Board of Trustees cast in person at a meeting called for the purpose of voting on such approval.

From time to time, expenses of the Distributor incurred in connection with the servicing of Fund shareholders and the maintenance of shareholder accounts, may exceed the servicing fees collected by the Distributor. The Trustees may consider such unreimbursed amounts, among other factors, in determining whether to cause the Fund to continue payments of servicing fees in the future with respect to the Fund’s shares.

The table below sets forth the amounts paid by the Fund to the Distributor pursuant to the Service Plan for the last three fiscal years.

	Fiscal Year Ended 11/30/2007*	Fiscal Year Ended 11/30/2006**	Fiscal Year Ended 11/30/2005**
Service Plan Fee	$238,073	N/A	N/A

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	The Fund commenced investment operations on January 31, 2007. Information prior to that period is not available.

Payments to Financial Firms

In addition, the Distributor, Allianz Global Management and their affiliates (for purposes of this subsection only, collectively, the “Distributor”) may from time to time make additional payments such as cash bonuses or provide other incentives to selected financial firms as compensation for services such as, without limitation, providing the Fund with “shelf space” or a higher profile for the financial firms’ financial consultants and their customers, placing the Fund on the financial firms’ preferred or recommended fund list, granting the Distributor access to the financial firms’ financial consultants, providing assistance in training and educating the financial firms’ personnel, and furnishing marketing support and other specified services. These payments may be significant to the financial firms and may also take the form of sponsorship of seminars or informational meetings or payment for attendance by persons associated with the financial firms at seminars or informational meetings.

A number of factors will be considered in determining the amount of these additional payments to financial firms. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund, other funds sponsored by the Distributor and/or a particular class of shares, during a specified period of time. The Distributor may also make payments to one or more participating financial firms based upon factors such as the amount of assets a financial firm’s clients have invested in the Fund and the quality of the financial firm’s relationship with the Distributor.

The additional payments described above are made at the Distributor’s expense. These payments may be made to financial firms selected by the Distributor, generally to the firms that have sold significant amounts of shares of the Fund. The level of payments made to a financial firm in any future year will vary and generally will not exceed the sum of (a) .10% of such year’s fund sales by that financial firm and (b) .06% of the assets attributable to that financial firm invested in equity funds sponsored by the Distributor and .03% of the assets invested in fixed-income funds sponsored by the Distributor. In certain cases, the payments described in the preceding sentence may be subject to certain minimum payment levels. In lieu of payments pursuant to the foregoing formulae, the Distributor may make payments of an agreed upon amount which will not exceed the amount that would have been payable pursuant to the formulae. There are a few existing relationships on different bases that are expected to terminate, although the actual termination date is not known. In some cases, in addition to payments described above, the Distributor will make payments for special events such as a conference or seminar sponsored by one of such financial firms.

If investment advisers, distributors or affiliates of funds pay bonuses and incentives in differing amounts, financial firms and their financial consultants may have financial incentives for recommending a particular mutual fund over other mutual funds. In addition, depending on the arrangements in place at any particular time, a financial firm and its financial consultants may also have a financial incentive for recommending a particular share class over other share classes. You should consult your financial advisor and review carefully any disclosure by the financial firm as to compensation received by your financial advisor.

As of the date of this Statement of Additional Information, the Distributor anticipates that the firms that will receive the additional payments described above for distribution services and/or educational support for the Fund or other funds sponsored by the Distributor include:

A.G. Edwards & Sons, Inc., AIG Financial Network, American Portfolios Financials Services, Inc., Ameriprise Financial Services, Inc., AmSouth Bank, Associated Financial Group, Inc., AXA Advisors, LLC, Banc One Securities, Banc of America Investment Services, Inc., Bank of America, Chase Investment Services, Inc., Citigroup, Comerica Bank, Comerica Securities, Commonwealth Financial Network, DB/Alex Brown, E*Trade Clearing, LLC, Fifth Third Bank, Harris Bank, ING Financial Network, Janney Montgomery Scott, Jefferson Pilot Securities Corporation, Legg Mason Wood Walker, Inc., Lehman Brothers, Lincoln Financial, Linsco/Private Ledger Corporation, McDonald Investments, Merrill Lynch, Pierce, Fenner & Smith Inc., MetLife/Broker-Dealer, ML Stern & Co., Morgan Stanley & Co., Mutual Service Corporation, NatCity Investments, Northwestern Mutual, Oppenheimer & Co., Inc., Pacific Select Distributors, Piper Jaffray, PNC Advisors, Raymond James & Associates, Raymond James Financial Services, RBC Dain Rauscher, Inc. RW Baird, Securities America, Inc., Sterne Agee, Summit Brokerage Services, Inc., UBS Financial Services Inc., United Planners’ Financial Services of America, US Allianz Securities, Wachovia Securities, Inc., Waterstone Financial Group, Wells Fargo Investments and WM Financial Services.

The Distributor expects that additional firms may be added to this list from time to time. Wholesale representatives of the Distributor may visit brokerage firms on a regular basis to educate financial advisors about the Fund and to encourage the sale of Fund shares to their clients. The costs and expenses associated with these efforts may include travel, lodging, sponsorship at educational seminars and conferences, entertainment and meals to the extent permitted by law.

Other Distribution-Related Information

Shares of the Fund may not be qualified or registered for sale in all states. Prospective investors should inquire as to whether shares of the Fund are available for offer and sale in their state of domicile or residence. Shares of the Fund may not be offered or sold in any state unless registered or qualified in that jurisdiction, unless an exemption from registration or qualification is available.

Pursuant to provisions of agreements between the Distributor and selected broker dealers and other intermediaries (together, “intermediaries”) that offer and sell shares and/or process transactions in shares of the Fund, intermediaries are required to engage in such activities in compliance with applicable federal and state securities laws and in accordance with the terms of the Prospectuses and this Statement of Additional Information.

PORTFOLIO TRANSACTIONS

Investment Decisions and Portfolio Transactions

Investment decisions for the Fund and for the other investment advisory clients of the Manager, RCM and AGIA are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors. As noted above, AGIA is responsible for the day-to-day management of the Fund’s portfolio. Some securities considered for investment by AGIA for the Fund may also be appropriate for other clients served by AGIA and its affiliates. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of the other clients served by AGIA is considered at or about the same time, transactions in such securities will be allocated among the Fund and such other clients in a manner deemed fair and reasonable by AGIA. AGIA may aggregate orders for the Fund with simultaneous transactions entered into on behalf of its other clients and clients of advisors in the RCM Group so long as price and transaction expenses are averaged either for that transaction or for the day. Likewise, a particular security may be bought for one or more of AGIA’s clients when one or more of its other clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that an AGIA client will simultaneously purchase or sell the same security as another AGIA client and/or a client of an adviser in the RCM Group. In such events, transactions will be averaged as to price and allocated between such clients in a manner which AGIA believes is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

References to AGIA in this section would apply equally to RCM or the Manager if either were to assume day-to-day portfolio management responsibilities for the Fund and place orders for the purchase and sale of portfolio investments.

Brokerage and Research Services

Transactions on U.S. and non-U.S. stock exchanges and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

Subject to the supervision of the Manager and RCM, AGIA places all orders for the purchase and sale of portfolio securities, options, futures contracts and other instruments for the Fund’s portfolio and buys and sells such securities, options, futures contracts and other instruments for the Fund through a substantial number of brokers and dealers, in its discretion. In so doing, AGIA uses its best efforts to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions, if applicable, as described below. In seeking the most favorable price and execution, AGIA, having in mind the Fund’s best interests, considers all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security or instrument, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in other transactions.

As noted above, in effecting purchases and sales of portfolio securities or other instruments for the account of the Fund, AGIA will seek the best price and execution of the Fund’s orders. In doing so, the Fund may pay higher commission rates than the lowest available when AGIA believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, as discussed below.

As permitted by Section 28(e) of the 1934 Act, each Sub-Adviser may cause the Fund to pay a broker-dealer which provides “brokerage and research services” (as defined in such Act) to that Sub-Adviser an amount of disclosed commission for effecting a securities transaction for the Fund in excess of the commission which another broker-dealer would have charged for effecting that transaction. It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research services from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, AGIA may receive research services from or through many broker- dealers with which AGIA places the Fund’s portfolio transactions. AGIA may also receive research or research credits from brokers which are generated from underwriting commissions when purchasing new issues of debt securities or other assets for the Fund. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. Some of these services are of value to AGIA in advising various of its clients (including the Fund), although not all of these services are necessarily useful and of value in managing the Fund. Neither the management fee paid by the Fund to the Manager nor the sub-advisory and portfolio management fees paid directly or indirectly by the Manager to RCM and AGIA are reduced because AGIA and its affiliates receive such services.

The Fund may use broker-dealers that are affiliates (or affiliates of affiliates) of the Fund, the Manager and/or a Sub-Adviser, subject to certain restrictions discussed above under “Investment Manager and Sub-Adviser—Investment Manager.”

The table below sets forth the amount of brokerage commissions paid by the Fund for the last three fiscal years.

	Fiscal Year Ended 11/30/2007*	Fiscal Year Ended 11/30/2006**	Fiscal Year Ended 11/30/2005**
Brokerage Commissions Paid by the Fund	$2,021,412	N/A	N/A

*	The Fund’s initial fiscal year does not represent a full calendar year of operations. The Fund commenced investment operations on January 31, 2007.
**	The Fund commenced investment operations on January 31, 2007. Information prior to that period is not available.

DISTRIBUTIONS

The Fund declares dividends of dividends and net realized capital gains, if any, annually. The dividend rate that the Fund pays on its Class A Shares will depend on a number of factors, including the level of dividends paid by the companies in which the Fund invests. As portfolio and market conditions change, the rate of dividends on the Class A shares and the Fund’s dividend policy could change. In its annual distributions, the Fund intends to distribute substantially all of its net investment income, if any. In addition, the Fund intends to distribute to you your pro rata share of any available net capital gain. The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments.

Unless you elect to receive distributions in cash, all of your distributions will be automatically reinvested in additional Class A Shares under the Fund’s Dividend Reinvestment Plan.

Although it does not now intend to do so, the Board of Trustees may change the Fund’s distribution policy and the amount or timing of the distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

The Sub-Adviser does not limit the Fund’s investments to companies with a record of dividend payments, and the Fund will often have substantial exposure to companies that pay relatively small or no regular dividends. Accordingly, investors who are seeking to receive current income or other forms of yield as a primary investment objective should consider investment products other than the Fund’s Class A Shares.

DESCRIPTION OF SHARES

Class A Shares

The Declaration authorizes the issuance of an unlimited number of Class A Shares. The Class A Shares are issued with a par value of $0.00001 per share. All Class A Shares of the Fund have equal rights as to the payment of dividends and the distribution of assets upon liquidation of the Fund. The Class A Shares, when issued, are fully paid and, subject to matters discussed in “Anti-Takeover and Other Provisions in the Declaration of Trust—Shareholder Liability” below, non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting.

Unlike open-end funds, closed-end funds like the Fund do not provide for daily redemptions. Further, unlike closed-end investment companies, the Fund’s Class A shares are not listed on any securities exchange and are not publicly traded. Thus, there currently is no secondary market for the Fund’s Class A shares and the Fund expects that no secondary market will develop. In order to provide some liquidity to Class A shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Class A Shares at net asset value. See “Repurchase of Class A Shares “ below and “Periodic Repurchase Offers” in the Prospectus. For these reasons, the Fund’s Class A Shares are designed only for long-term investors.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

Shareholder Liability

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration contains an express disclaimer of shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration also provides for indemnification out of the Fund’s property for all loss and expense of any shareholder held personally liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such disclaimer is inoperative or the Fund is unable to meet its obligations, and thus should be considered remote.

Anti-Takeover Provisions

As described below, the Declaration includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees, and by discouraging a third party from seeking to obtain control of the Fund.

The Declaration provides that a Trustee may be removed with or without cause by written instrument, signed by a majority of the Trustees and, if the Trustee being considered for removal is a Continuing Trustee (as defined below), by all of the other Continuing Trustees (as defined below), specifying the date when such removal shall become effective.

The affirmative vote or consent of at least seventy-five percent (75%) of the Board of Trustees and at least seventy-five percent (75%) of the shares of the Fund outstanding and entitled to vote thereon are required to authorize a merger, consolidation or share exchange of the Fund or any class of shares of the Fund with or into any other person or company, or of any such person or company with or into the Fund or any such class of shares. The same affirmative votes are required with respect to any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund’s assets or the assets of any class of shares of the Fund.

Notwithstanding the approval requirements specified in the preceding paragraph, the Declaration does not require a vote or consent of the Fund’s shareholders to authorize such matter if a matter is approved by a vote of both a majority of the Board of Trustees and seventy-five percent (75%) of the Continuing Trustees (as defined below), so long as all other conditions and requirements, if any, provided for in the Fund’s Bylaws and applicable law (including any shareholder voting rights under the 1940 Act) have been satisfied.

In addition, the Declaration provides that the Fund may be terminated at any time by vote or consent of at least seventy-five percent (75%) of the Fund’s shares or, alternatively, by vote or consent of both a majority of the Board of Trustees and seventy-five percent (75%) of the Continuing Trustees (as defined below).

In certain circumstances, the Declaration imposes shareholder voting requirements that are more demanding than those required under the 1940 Act in order to authorize a conversion of the Fund from a closed-end to an open-end investment company. See “Conversion to Open-End Fund” below.

As noted, the voting provisions described above could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees, and by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. In the view of the Fund’s Board of Trustees, however, these provisions offer several possible advantages, including: (1) requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid for the amount of Class A Shares required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Fund’s ability to pursue long-term strategies that are consistent with its investment objective and management policies. The Board of Trustees has determined that the voting requirements described above, which are generally greater than the minimum requirements under the 1940 Act, are in the best interests of the Fund’s Class A shareholders generally.

A “Continuing Trustee,” as used in the discussion above, is any member of the Fund’s Board of Trustees who either (i) has been a member of the Board for a period of at least thirty-six months (or since the commencement of the Fund’s operations, if less than thirty-six months) or (ii) was nominated to serve as a member of the Board of Trustees by a majority of the Continuing Trustees then members of the Board.

The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the Fund’s Bylaws, both of which have been filed as exhibits to the Fund’s registration statement on file with the SEC.

Liability of Trustees

The Declaration provides that the obligations of the Fund are not binding upon the Trustees of the Fund individually, but only upon the assets and property of the Fund, and that the Trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

REPURCHASE OF CLASS A SHARES

In order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Class A shares at net asset value. Quarterly repurchases occur in the months of March, June, September and December. Notices of each quarterly repurchase offer are sent to shareholders at least 21 days before the repurchase order deadline. The Fund determines the net asset value applicable to repurchases no later than the 14 days after the repurchase request deadline, though net asset value is expected to be determined on the repurchase order deadline. The Fund distributes payment to shareholders no later than 7 days after the pricing date, though it expects to do so within 3 days after the pricing date. The Fund’s Class A shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Class A shares. Accordingly, you may not be able to sell Class A shares when and/or in the amount that you desire. Thus, the Class A shares are appropriate only as a long-term investment.

The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the Fund’s fundamental policies with respect to repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Class A Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks.

For instance, purchase by the Fund of its Class A Shares decreases the Fund’s total assets. This would likely have the effect of increasing the Fund’s expense ratio.

See “Risks – Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Class A Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Tax Matters” below.

In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of its Class A Shares on the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company (described below). The Fund cannot assure you that its Board of Trustees will decide to take or propose any of these actions.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer or borrowing that might be approved by the Board of Trustees would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

CONVERSION TO OPEN-END FUND

The Fund’s Board of Trustees may also from time to time consider submitting to the Fund’s shareholders a proposal to convert the Fund to an open-end investment company. In determining whether to exercise its sole discretion to submit this issue to shareholders, the Board of Trustees would consider all factors then relevant, including the size of the Fund, the extent to which shareholders have adequate liquidity thorough repurchase offers, the extent to which the Fund’s capital structure is leveraged and the possibility of re-leveraging (if any) and general market and economic conditions.

The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of each class of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Board of Trustees and seventy-five percent (75%) of the Continuing Trustees (as defined above under “Anti-Takeover and Other Provisions in the Declaration of Trust — Anti-Takeover Provisions”). This seventy-five percent (75%) shareholder approval requirement is higher than is required under the 1940 Act. In the event that a conversion is approved by the Trustees and the Continuing Trustees as described above, the minimum shareholder vote required under the 1940 Act would be necessary to authorize the conversion. Currently, the 1940 Act would require approval of the holders of a “majority of the outstanding” voting shares of the Fund in order to authorize a conversion.

Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. As described above, the Fund may, like an open-end company, engage in a continuous offer of its shares in the future, but is under no obligation to do so.

TAX MATTERS

Taxation of the Fund. The Fund intends to elect to be treated and to qualify each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things:

(a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);

(b) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year; and

(c) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested (x) in the securities (other than those of the U.S. Government or other regulated investment companies) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses or (y) in the securities of one or more qualified publicly traded partnership.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (defined as a partnership (x) interests in which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership. Finally, for purposes of paragraph (c) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund will not be subject to federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).

If the Fund were to fail to qualify as a regulated investment company accorded special tax treatment in any taxable year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends received deduction in the case of corporate shareholders and reduced rates of taxation on qualified dividend income in the case of individuals. In addition, the Fund could be required to recognize unrealized gains, to pay substantial taxes and interest and to make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

The Fund intends to distribute at least annually to its shareholders all or substantially all of its investment company taxable income and any net tax-exempt interest, and may distribute its net capital gain. The Fund may also retain for investment its net capital gain. If the Fund does retain any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

If the Fund fails to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98% of its capital gain net income for the one-year period ending October 31 of such year, plus any retained amount from the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, the Fund will be treated as having distributed any amount for which it is subject to income tax. A dividend paid to shareholders in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

In the unlikely event that the Fund has fewer than 500 shareholders at any point during a taxable year, the Fund will be considered a nonpublicly offered RIC under the Code. Under Temporary Regulations, certain expenses of nonpublicly offered RICs would be subject to special rules. These expenses include management and advisory fees that generally are not deductible by certain shareholders (including individuals and entities that compute their taxable income in the same manner as an individual) when incurred directly by such shareholders. In particular, such a shareholder’s pro rata portion of the affected expenses, including the management fee payable to the Manager, would be treated as an additional dividend to the shareholder, would be subject to the 2% “floor” on miscellaneous itemized deductions and other significant limitations on itemized deductions set forth in the Code and would not be deductible for the purposes of calculating alternative minimum tax.

Fund Distributions. For federal income tax purposes, distributions of investment income generally are taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares. Distributions of net capital gains from the sale of investments that the Fund owned for more than one year and that are properly designated by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income.

For taxable years beginning on or before December 31, 2010, the Fund may designate distributions of investment income as “qualified dividend income,” provided holding period and other requirements are met by the Fund. Qualified dividend income will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided the shareholder meets the same holding period and other requirements with respect to qualified dividend income. Fund dividends representing distributions of interest income and short-term capital gains cannot be designated as qualified dividend income and will not qualify for the reduced rates. In light of this, the Fund does not expect all Fund distributions to be derived from qualified dividend income.

Distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid). Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares through the Dividend Reinvestment Plan. A shareholder whose distributions are reinvested in shares will be treated as having received a dividend equal to the fair market value of the new shares issued to the shareholder. Any gain resulting from the sale or exchange of Fund shares generally will be taxable as capital gains.

The long-term capital gain rates applicable to most shareholders will be 15% (with lower rates applying to taxpayers in the 10% and 15% ordinary income tax brackets) for taxable years beginning on or before December 31, 2010.

Dividends of net investment income designated by the Fund and received by corporate shareholders of the Fund will qualify for the 70% dividends received deduction generally available to corporations to the extent of the amount of qualifying dividends received by the Fund from domestic corporations for the taxable year. It is not expected that any significant percentage of the Fund’s distributions will so qualify.

Return of Capital Distributions. If the Fund makes a distribution to a shareholder in excess of the Fund’s current and accumulated earnings and profits (including earnings and profits arising from tax-exempt income) in any taxable year, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. Although the Fund may generate tax-exempt income, it does not expect to satisfy the criteria necessary to pass through the tax-free nature of the income to its shareholders.

Dividends and distributions on the Fund’s shares generally are subject to federal income tax as described herein to the extent they do not exceed the Fund’s earnings and profits, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.

Sale or Redemption of Shares. The sale, exchange or redemption of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received

(or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of shares generally will be treated as a sale or exchange of the shares by a shareholder provided that after the repurchase the shareholder does not own, either directly or by attribution under Section 318 of the Code, any shares. Likewise, if (i) a repurchase of shares by the Fund reduces a shareholder’s percentage ownership of the Fund by at least 20% (determined after applying the ownership attribution rules under Section 318 of the Code and taking into consideration the reduction in the total number of Fund shares outstanding that is caused by the repurchase) or (ii) a shareholder does not hold more than a few percent of the Fund’s shares (determined after applying the ownership attribution rules under Section 318 of the Code), the repurchase will be treated as a sale or exchange of the shares by the shareholder. This discussion does not address the tax treatment of a tendering shareholders who hold shares other than as a capital assets. Those shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.

If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not substantially reduced as a result of the tender, such shareholder would be deemed to receive a distribution from the Fund with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the tender. The amount of this distribution would equal the price paid by the Fund to such shareholder for the shares sold. The distribution would be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution. The adjusted basis of the shares held (or deemed held under Section 318 of the Code) by the shareholder after the tender will be increased by the shareholder’s adjusted tax basis in the shares sold in the tender and decreased by the portion of such distribution not treated as a dividend. If the portion of the distribution not treated as a dividend exceeds the adjusted tax basis of the shares held (or deemed held under Section 318 of the Code) by the shareholder after the tender (determined after increasing such basis by the adjusted tax basis of the shares sold in the tender), such excess portion of the distribution will be a capital gain in the hands of the shareholder. In the case of a tendering U.S. shareholder that is a corporation treated as receiving a distribution from the Fund pursuant to the repurchase offer, special basis adjustments may also apply with respect to any shares of such shareholder not repurchased pursuant to a repurchase offer.

Provided that no tendering shareholder is treated as receiving a dividend as a result of selling shares pursuant to a particular repurchase offer, shareholders who do not sell shares pursuant to that repurchase offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the repurchase offer. If, however, any tendering shareholder is deemed to receive a dividend, shareholders whose proportionate ownership of the Fund increases as a result of that repurchase may be deemed to receive a constructive distribution in an amount equal to the increase in their proportionate ownership of the Fund as a result of the tender. Such constructive distribution will be treated as a dividend to the extent of current accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements described above. The Fund may also recognize income in connection with the liquidation of portfolio securities to fund share purchases. Any such income would be taken into account in determining whether the distribution requirements have been satisfied.

Options, Futures, Forward Contracts and Swap Agreements. The Fund’s transactions in swap agreements, options, futures contracts, hedging transactions, forward contracts, swap agreements, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund will monitor its transactions, will make appropriate tax elections and will make appropriate entries in its books and records in order to mitigate the effect of these rules.

Certain of the Fund’s hedging activities (including its transactions in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

Foreign Currency Transactions. The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Foreign Taxation. Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders. Gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt obligations, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income. If the Fund invests in other investment companies, it may not be able to pass any such credit or deduction for taxes paid by the underlying fund through to its own shareholders.

Shares Purchased Through Tax-Qualified Plans. Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

Backup Withholding. The Fund generally is required to withhold and to remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number (“TIN”), who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. The backup withholding tax rate is 28% for amounts paid through December 31, 2010. The backup withholding tax rate will be 31% for amounts paid after December 31, 2010.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the Fund should consult their tax advisers in this regard. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the Internal Revenue Service.

Tax Shelter Reporting Regulations. Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

General. The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal tax consequences of purchasing, holding, and disposing of shares of the Fund, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

PERFORMANCE RELATED AND COMPARATIVE INFORMATION

The Fund may quote certain performance-related information and may compare certain aspects of its portfolio and structure to other substantially similar closed-end or open-end funds as categorized by Lipper, Inc. (“Lipper”), Morningstar Inc. or other independent services. Comparison of the Fund to an alternative investment should be made with consideration of differences in features and expected performance. The Fund may obtain data from sources or reporting services, such as Bloomberg Financial (“Bloomberg”) and Lipper, that the Fund believes to be generally accurate.

The Fund, in its advertisements, may refer to pending legislation from time to time and the possible impact of such legislation on investors, investment strategy and related matters. At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Past performance is not indicative of future results. At the time Class A shareholders sell their shares, they may be worth more or less than their original investment.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSEMENT AGENT

State Street Bank and Trust Company (“State Street”), 801 Pennsylvania Avenue, Kansas City, Missouri 64105, serves as custodian for assets of the Fund. The custodian performs custodial and fund accounting services. State Street also provides business administrative services for the Fund pursuant to an agreement with the Manager.

PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809, serves as the transfer agent, registrar and dividend disbursement agent for the Class A Shares, as well as agent for the Dividend Reinvestment Plan relating to the Class A Shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, serves as the independent registered public accounting firm for the Fund.

COUNSEL

Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, passes upon certain legal matters in connection with shares offered by the Fund, and also acts as counsel to the Fund.

REGISTRATION STATEMENT

Registration Statements on Form N-2, including any amendments thereto (collectively, the “Registration Statement”), relating to the shares of the Fund offered hereby, have been filed by the Fund with the SEC, Washington, D.C. The Prospectus and this Statement of Additional Information are parts of but do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered or to be offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

FINANCIAL STATEMENTS

The audited financial statements and notes thereto in the Fund’s Annual Report to Shareholders for the fiscal year ended November 30, 2007, filed electronically with the SEC on February 8, 2008 (Accession No. 0001104659-08-008426) (the “Annual Report”) are incorporated into this SAI by reference. The 2007 financial statements included in the Annual Report have been audited by PricewaterhouseCoopers LLP, whose report thereon is also incorporated herein by reference. No other parts of the Annual Report are incorporated by reference herein. Copies of the Annual Report may be obtained at no charge by calling the Fund at (877) 819-2224.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

The Fund’s investments may range in quality from securities rated in the lowest category to securities rated in the highest category (as rated by Moody’s, S&P, Fitch, or Dominion or, if unrated, judged by AGIA to be of comparable quality). The percentage of a Fund’s assets invested in securities in a particular rating category will vary. The following terms are generally used to describe the credit quality of debt securities:

High Quality Debt Securities are those rated in one of the two highest rating categories (the highest category for commercial paper) or, if unrated, deemed comparable by AGIA.

Investment Grade Debt Securities are those rated in one of the four highest rating categories or, if unrated, deemed comparable by AGIA.

Below Investment Grade, High Yield Securities (“Junk Bonds”) are those rated lower than Baa by Moody’s, BBB by S&P, Fitch, or Dominion, and comparable securities. They are deemed predominantly speculative with respect to the issuer’s ability to repay principal and interest.

Following is a description of Moody’s, S&P’s, Fitch’s, and Dominion’s rating categories applicable to debt securities.

Moody’s Investors Service, Inc.

Corporate and Municipal Bond Ratings

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than with Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s bond ratings, where specified, are applicable to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year. Obligations relying upon support mechanisms such as letter-of-credit and bonds of indemnity are excluded unless explicitly rated. Obligations of a branch of a bank are considered to be domiciled in the country in which the branch is located.

Unless noted as an exception, Moody’s rating on a bank’s ability to repay senior obligations extends only to branches located in countries which carry a Moody’s Sovereign Rating for Bank Deposits. Such branch obligations are rated at the lower of the bank’s rating or Moody’s Sovereign Rating for the Bank Deposits for the country in which the branch is located. When the currency in which an obligation is denominated is not the same as the currency of the country in which the obligation is domiciled, Moody’s ratings do not incorporate an opinion as to whether payment of the obligation will be affected by the actions of the government controlling the currency of denomination. In addition, risk associated with bilateral conflicts between an investor’s home country and either the issuer’s home country or the country where an issuer branch is located are not incorporated into Moody’s ratings.

Moody’s makes no representation that rated bank obligations or insurance company obligations are exempt from registration under the U.S. Securities Act of 1933 or issued in conformity with any other applicable law or regulation. Nor does Moody’s represent any specific bank or insurance company obligation is legally enforceable or a valid senior obligation of a rated issuer.

Moody’s applies numerical modifiers, 1, 2, and 3, in each generic rating classified from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Corporate Short-Term Debt Ratings

Moody’s short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted.

Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

PRIME-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

PRIME-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

PRIME-3: Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

NOT PRIME: Issuers rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor’s

Issue Credit Rating Definitions

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

Corporate and Municipal Bond Ratings

Investment Grade

AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Speculative Grade

Obligations rated BB, B, CCC, CC, and C are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: A subordinated debt or preferred stock obligation rated C is CURRENTLY HIGHLY VULNERABLE to nonpayment. The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

CI: The rating CI is reserved for income bonds on which no interest is being paid.

D: An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional ratings: The letter “p” indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

r: This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

The absence of an “r” symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

N.R.: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Debt obligations of issuers outside the United States and its territories are rated on the same basis as domestic corporate and municipal issues. The ratings measure the creditworthiness of the obligor but do not take into account currency exchange and related uncertainties.

Commercial Paper Rating Definitions

A Standard & Poor’s commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from A for the highest quality obligations to D for the lowest. These categories are as follows:

A-1: A short-term obligation rated A-1 is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

C: A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

A commercial paper rating is not a recommendation to purchase, sell or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer or obtained from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information.

Fitch, Inc.

A brief description of the applicable Fitch ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA: Highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. “AA” ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. “A” ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB: Good credit quality. “BBB” ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB: Speculative. “BB” ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B: Highly speculative. “B” ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C: High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A “CC” rating indicates that default of some kind appears probable. “C” ratings signal imminent default.

DDD, DD, D: Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. “DDD” obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. “DD” indicates potential recoveries in the range of 50%-90%, and “D” the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated “DDD” have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated “DD” and “D” are generally undergoing a formal reorganization or liquidation process; those rated “DD” are likely to satisfy a higher portion of their outstanding obligations, while entities rated “D” have a poor prospect for repaying all obligations.

Short-Term Credit Ratings

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1: Highest credit quality . Indicates the strongest capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3: Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B: Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C: High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D: Default. Denotes actual or imminent payment default.

“+” or “–” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” long-term rating category, to categories below “CCC,” or to short-term ratings other than “F1.”

“NR” indicates that Fitch does not rate the issuer or issue in question.

Withdrawn: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive,” indicating a potential upgrade, “Negative,” for a potential downgrade, or “Evolving,” if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

Dominion Bond Rating Service Limited

DBRS ratings are meant to give an indication of the risk that the borrower will not fulfill its obligations in a timely manner. DBRS ratings do not take factors such as pricing or market risk into consideration and are expected to be used by purchasers as one part of their investment process. Every DBRS rating is based on quantitative and qualitative considerations which are relevant for the borrowing entity.

DBRS Bond and Long Term Debt Rating Scale

AAA: Bonds rated “AAA” are of the highest credit quality, with exceptionally strong protection for the timely repayment of principal and interest. Earnings are considered stable, the structure of the industry in which the entity operates is strong, and the outlook for future profitability is favorable. There are few qualifying factors present which would detract from the performance of the entity, the strength of liquidity and coverage ratios is unquestioned and the entity has established a creditable track record of superior performance. Given the extremely tough definition which DBRS has established for this category, few entities are able to achieve a AAA rating.

AA: Bonds rated “AA” are of superior credit quality, and protection of interest and principal is considered high. In many cases, they differ from bonds rated AAA only to a small degree. Given the extremely tough definition which DBRS has for the AAA category (which few companies are able to achieve), entities rated AA are also considered to be strong credits which typically exemplify above-average strength in key areas of consideration and are unlikely to be significantly affected by reasonably foreseeable events.

A: Bonds rated “A” are of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the “A” category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.

BBB: Bonds rated “BBB” are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities.

BB: Bonds rated “BB” are defined to be speculative, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support and, in many cases, small size or lack of competitive strength may be additional negative considerations.

B: Bonds rated “B” are highly speculative and there is a reasonably high level of uncertainty which exists as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

CCC, CC, C: Bonds rated in any of these categories are very highly speculative and are in danger of default of interest and principal. The degree of adverse elements present is more severe than bonds rated “B.” Bonds rated below “B” often have characteristics which, if not remedied, may lead to default. In practice, there is little difference between the “C” to “CCC” categories, with “CC” and “C” normally used to lower ranking debt of companies where the senior debt is rated in the “CCC” to “B” range.

D: This category indicates Bonds in default of either interest or principal.

High, Low: “high” and “low” grades are used to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating which is essentially in the middle of the category. Note that “high” and “low” grades are not used for the AAA category.

DBRS Commercial Paper and Short Term Debt Rating Scale

All three DBRS rating categories for short term debt use “high”, “middle” or “low” as subset grades to designate the relative standing of the credit within a particular rating category.

Prime Credit Quality

R-1 (high): Short term debt rated “R-1 (high)” is of the highest credit quality, and indicates an entity which possesses unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels and profitability which is both stable and above average. Companies achieving an “R-1 (high)” rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results and no substantial qualifying negative factors. Given the extremely tough definition which DBRS has established for an “R-1 (high),” few entities are strong enough to achieve this rating.

R-1 (middle): Short term debt rated “R-1 (middle)” is of superior credit quality and, in most cases, ratings in this category differ from “R-1 (high)” credits to only a small degree. Given the extremely tough definition which DBRS has for the “R-1 (high)” category (which few companies are able to achieve), entities rated “R-1 (middle)” are also considered strong credits which typically exemplify above average strength in key areas of consideration for debt protection.

R-1 (low): Short term debt rated “R-1 (low)” is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors which exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

Adequate Credit Quality

R-2 (high), R-2 (middle), R-2 (low): Short term debt rated “R-2” is of adequate credit quality and within the three subset grades, debt protection ranges from having reasonable ability for timely repayment to a level which is considered only just adequate. The liquidity and debt ratios of entities in the “R-2” classification are not as strong as those in the “R-1” category, and the past and future trend may suggest some risk of maintaining the strength of key ratios in these areas. Alternative sources of liquidity support are considered satisfactory; however, even the strongest liquidity support will not improve the commercial paper rating of the issuer. The size of the entity may restrict its flexibility, and its relative position in the industry is not typically as strong as an “R-1 credit.” Profitability trends, past and future, may be less favorable, earnings not as stable, and there are often negative qualifying factors present which could also make the entity more vulnerable to adverse changes in financial and economic conditions.

Speculative

R-3 (high), R-3 (middle), R-3 (low): Short term debt rated “R-3” is speculative, and within the three subset grades, the capacity for timely payment ranges from mildly speculative to doubtful. “R-3” credits tend to have weak liquidity and debt ratios, and the future trend of these ratios is also unclear. Due to its speculative nature, companies with “R-3” ratings would normally have very limited access to alternative sources of liquidity. Earnings would typically be very unstable, and the level of overall profitability of the entity is also likely to be low. The industry environment may be weak, and strong negative qualifying factors are also likely to be present.

DBRS Preferred Share Rating Scale

Pfd-1: Preferred shares rated “Pfd-1” are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. “Pfd-1” generally corresponds with companies whose senior bonds are rated in the “AAA” or “AA” categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer’s senior debt rating.

Pfd-2: Preferred shares rated “Pfd-2” are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, “Pfd-2” ratings correspond with companies whose senior bonds are rated in the “A” category.

Pfd-3: Preferred shares rated “Pfd-3” are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. “Pfd-3” ratings generally correspond with companies whose senior bonds are rated in the higher end of the “BBB” category.

Pfd-4: Preferred shares rated “Pfd-4” are speculative, where the degree of protection afforded to dividends and principal is uncertain, particularly during periods of economic adversity. Companies with preferred shares rated “Pfd-4” generally coincide with entities that have senior bond ratings ranging from the lower end of the “BBB” category through the “BB” category.

Pfd-5: Preferred shares rated “Pfd-5” are highly speculative and the ability of the entity to maintain timely dividend and principal payments in the future is highly uncertain. The “Pfd-5” rating generally coincides with companies with senior bond ratings of “B” or lower. Preferred shares rated “Pfd-5” often have characteristics which, if not remedied, may lead to default.

D: This category indicates preferred shares that are in arrears of paying either dividends or principal.

High, Low: “high” and “low” grades are used to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating that is essentially in the middle of the category.

n: Non-Cumulative Risk. In the past several years, DBRS had designated all non-cumulative preferred shares as “low” to alert subscribers to the fact that non-cumulative shares have a higher risk of loss once dividend payments have been missed. In the future, “high” and “low” designations will be used on preferred share ratings to indicate the relative standing of a credit within a particular rating category, and we will no longer use “low” to alert holders to the non-cumulative nature of the shares. Rather, the “n” designation will be attached to all ratings for securities that are non-cumulative. The risk with non-cumulative securities is essentially no different than with cumulative securities unless there is a default situation, in which case, the non-cumulative shares have the added risk of missing dividend payments that have no potential of being made up in the future. However, non-cumulative shares do not have a higher risk of default than do equivalently ranking cumulative shares of the same issuer. We believe that the risk added under the non-cumulative covenant is a market risk and not a credit risk. This supports our view that the ratings on equally ranking cumulative and non-cumulative securities should be the same, with the “n” used to alert subscribers to the additional potential for missed dividend payments that exists with non-cumulative issues, if default should occur. After several years of using our present scale, our conclusion is that trying to provide all of this information with one rating symbol is confusing to the market. We believe that it is more valuable to our subscribers if the rating symbol simply provides our base evaluation of the credit, along with information that alerts the holder to any unique covenants that can add market risk.

y: Hybrid Instruments. While DBRS credit ratings are focused on providing a measure of the issuer’s ability to meet its obligations in a timely manner, there are situations where securities carry unique covenants that can add a variety of risks that are not captured in the DBRS rating. By definition, hybrids are instruments that combine certain characteristics of debt and equity and have been issued under various acronyms such as LYONS, PERCS, COPrS, TOPrS, PRYDES, MIDS and MIPS. In some cases, holders of these instruments have agreed that under set circumstances, the Company may repay certain obligations with more of the security or with another security, such as common equity. In other cases, the terms allow the Company to defer interest or dividend payments for a period of time. While these are obviously important considerations for the holder to understand, they normally do not cause any change in the likelihood of default and, as such, DBRS has chosen not to penalize the instrument for the special features associated with the hybrid. In order to alert hybrid holders of the unique factors inherent in the security, DBRS will attach the “y” appendage to the rating. Note that DBRS will not be adding the “y” to issues that simply have more normal soft retraction or conversion features.

m: Market Risk. DBRS ratings represent an evaluation which is based on only credit related factors and not market risk factors. The most obvious example of a market risk factor would be the potential impact that changing interest rates could have on a fixed pay security. While the absence of market risk considerations in DBRS credit ratings should be well understood by investors who use DBRS as part of their investment process, there are cases where DBRS desires to draw attention to market risk for a given security because the potential for volatility due to market risk factors greatly exceeds what would be considered normal. To accomplish this, DBRS attaches the letter “m” (market risk) to a rated security. Given the understanding that market risk is present in every investment decision, it is important to note that the absence of “m” does not indicate that there will be no volatility of returns related to non-credit factors. DBRS uses “m” only in cases where market risk is considered exceptionally high, or in cases where there are unusual circumstances.

p: The symbol “p” indicates that the report and rating rely on public information only.

APPENDIX B

PROXY VOTING POLICIES

ALLIANZ RCM GLOBAL ECOTRENDSSM FUND

(the “TRUST”)

PROXY VOTING POLICY

1. It is the policy of the Trust that proxies should be voted in the interest of its shareholders, as determined by those who are in the best position to make this determination. The Trust believes that the firms and/or persons purchasing and selling securities for the Trust and analyzing the performance of the Trust’s securities are in the best position and have the information necessary to vote proxies in the best interests of the Trust and its shareholders, including in situations where conflicts of interest may arise between the interests of shareholders, on one hand, and the interests of the investment adviser, a sub-adviser and/or any other affiliated person of the Trust, on the other. Accordingly, the Trust’s policy shall be to delegate proxy voting responsibility to those entities with portfolio management responsibility for the Trust.

2. The Trust delegates the responsibility for voting proxies to Allianz Global Investors Fund Management LLC (“AGIFM”), which will in turn delegate such responsibility to the sub-adviser of the Trust. AGIFM’s Proxy Voting Policy Summary is attached as Appendix A hereto. Summary of the detailed proxy voting policies of the Trust’s current sub-adviser is set forth in Appendix B attached hereto. Such summaries may be revised from time to time to reflect changes to the sub-advisers’ detailed proxy voting policies.

3. The party voting the proxies (i.e., the sub-adviser or portfolio manager) shall vote such proxies in accordance with such party’s proxy voting policies and, to the extent consistent with such policies, may rely on information and/or recommendations supplied by others.

4. AGIFM and the sub-adviser of the Trust with proxy voting authority shall deliver a copy of its respective proxy voting policies and any material amendments thereto to the applicable Board of the Trust promptly after the adoption or amendment of any such policies.

5. The party voting the proxy shall: (i) maintain such records and provide such voting information as is required for the Trusts’ regulatory filings including, without limitation, Form N-PX and the required disclosure of policy called for by Item 18 of Form N-2 and Item 7 of Form N-CSR; and (ii) shall provide such additional information as may be requested, from time to time, by the Board or the Trusts’ Chief Compliance Officer.

6. This Proxy Voting Policy Statement (including Appendix B), the Proxy Voting Policy Summary of AGIFM and summary of the detailed proxy voting policy of the sub-adviser of a Trust with proxy voting authority, shall be made available (i) without charge, upon request, by calling 1-800-426-0107 and (ii) on the Trusts’ website at www.allianzinvestors.com. In addition, to the extent required by applicable law or determined by the Trusts’ Chief Compliance Officer or Board of Trustees, the Proxy Voting Policy Summary of AGIFM and summaries of the detailed proxy voting policies of each sub-adviser with proxy voting authority shall also be included in the Trusts’ Registration Statements or Form N-CSR filings.

Appendix A

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (“AGIFM”)

1. It is the policy of AGIFM that proxies should be voted in the interest of the shareholders of the applicable fund, as determined by those who are in the best position to make this determination. AGIFM believes that the firms and/or persons purchasing and selling securities for the funds and analyzing the performance of the funds’ securities are in the best position and have the information necessary to vote proxies in the best interests of the funds and their shareholders, including in situations where conflicts of interest may arise between the interests of shareholders, on one hand, and the interests of the investment adviser, a sub-adviser and/or any other affiliated person of the fund, on the other. Accordingly, AGIFM’s policy shall be to delegate proxy voting responsibility to those entities with portfolio management responsibility for the funds.

2. AGIFM, for each fund which it acts as an investment adviser, delegates the responsibility for voting proxies to the sub-adviser for the respective fund, subject to the terms hereof.

3. The party voting the proxies (e.g., the sub-adviser) shall vote such proxies in accordance with such party’s proxy voting policies and, to the extent consistent with such policies, may rely on information and/or recommendations supplied by others.

4. AGIFM and each sub-adviser of a fund shall deliver a copy of its respective proxy voting policies and any material amendments thereto to the board of the relevant fund promptly after the adoption or amendment of any such policies.

5. The party voting the proxy shall: (i) maintain such records and provide such voting information as is required for such funds’ regulatory filings including, without limitation, Form N-PX and the required disclosure of policy called for by Item 18 of Form N-2 and Item 7 of Form N-CSR; and (ii) shall provide such additional information as may be requested, from time to time, by such funds’ respective boards or chief compliance officers.

6. This Proxy Voting Policy Summary and summaries of the proxy voting policies for each sub-adviser of a fund advised by AGIFM shall be available (i) without charge, upon request, by calling 1-800-426-0107 and (ii) at www.allianzinvestors.com. In addition, to the extent required by applicable law or determined by the relevant fund’s board of directors/trustees or chief compliance officer, this Proxy Voting Policy Summary and summaries of the detailed proxy voting policies of each sub-adviser and each other entity with proxy voting authority for a fund advised by AGIFM shall also be included in the Registration Statement or Form N-CSR filings for the relevant fund.

Appendix B

RCM Capital Management LLC (“RCM”)

In cases where RCM has authority to vote its clients’ proxies, such proxies are voted in a manner consistent with its clients’ best interests. RCM’s primary objectives are to honor its fiduciary duties to its clients and vote with regard to enhancing shareholder wealth and voting power.

Written proxy policies and procedures (the “Proxy Guidelines”) have been established by RCM’s Proxy Committee, which includes investment, compliance and operations personnel. The Proxy Guidelines are reasonably designed to ensure that RCM is voting in the best interest of its clients. The Proxy Guidelines reflect RCM’s general voting positions on specific corporate actions, including but not limited to those relating to social and corporate responsibility issues, stock option plans and other management compensation issues, and changes to a portfolio company’s capital structure and corporate governance. For example, RCM generally votes against proposals that contain term limits for directors and generally opposes proposals to institute supermajority voting requirements relating to business combinations. Most issues will require a case by case analysis.

RCM reviews the proxy statement, third-party proxy research provided by Institutional Shareholder Services (a proxy voting service) and other information it believes relevant when determining how to vote a proxy in accordance with its Proxy Guidelines. If the Proxy Guidelines do not address a particular voting issue, RCM’s Proxy Specialist will consult the analyst who covers the security or the Proxy Committee to determine how to vote the proxy. The Proxy Committee meets annually to review the Proxy Guidelines and determine whether any revisions are appropriate.

RCM may refrain from voting under certain circumstances that may detrimentally affect RCM’s ability to vote such a proxy. These circumstances may include, but are not limited to: 1) proxy statements and ballots being written in a foreign language, 2) untimely notice of a shareholder meeting, 3) requirements to vote proxies in person, 4) restrictions on foreigner’s ability to exercise votes, 5) restrictions on the sale of securities for a period of time in proximity to the shareholder meeting, or 6) requirements to provide local agents with power of attorney to facilitate the voting instructions. Such proxies are voted on a best-efforts basis.

Conflicts of Interest. RCM may have conflicts of interest that can affect how it votes its clients’ proxies. For example, RCM or an affiliate may manage a pension plan whose management is sponsoring a proxy proposal. The Proxy Committee is responsible for analyzing potential conflicts of interest and determining how they should be addressed. RCM may also be faced with clients having conflicting views on the appropriate manner of exercising shareholder voting rights in general or in specific situations. Accordingly, RCM may reach different voting decisions for different clients. RCM shall not vote shares held in one client’s account in a manner designed to benefit or accommodate any other client.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

The Registrant’s audited financial highlights for the operating performance of the Registrant from the commencement of investment operations on January 31, 2007 through November 30, 2007 are included in Part A of this Registration Statement in the section entitled “Financial Highlights (Audited).”

The Registrant’s audited financial statements and notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended November 30, 2007 are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.”

2.	Exhibits:

a.1	Agreement and Declaration of Trust dated October 13, 2006.(1)

a.2	Amended and Restated Agreement and Declaration of Trust, dated November 29, 2006.(2)

a.3	Second Amended and Restated Agreement and Declaration of Trust, dated January 18, 2007.(3)

b.1	Bylaws of Registrant dated October 13, 2006.(1)

b.2	Amended and Restated Bylaws of Registrant, dated November 29, 2006.(2)

b.3	Second Amended and Restated Bylaws, dated January 18, 2007.(3)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.(3)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant.(3)

d.3	Form of Share Certificate of the Common Shares.(3)

d.4	Form of Share Certificate of Class A Shares.*

e.	Terms and Conditions of Dividend Reinvestment Plan.(3)

f.	None.

g.1	Form of Investment Management Agreement between Registrant and Allianz Global Investors Fund Management LLC.(3)

g.2	Form of Sub-Advisory Agreement between Allianz Global Investors Fund Management LLC and RCM Capital Management LLC.(3)

g.3	Form of Portfolio Management Agreement between RCM Capital Management LLC and Allianz Global Investors Advisory GmbH. (3)

h.1	Form of Distribution Contract.(3)

h.2	Form of Selected Dealer Agreement and Addendum.(3)

h.3	Form of Initial Offering Period Agreement.(3)

i.	None.

j.	Form of Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company.(3)

k.1	Form of Transfer Agency Services Agreement between Registrant and PFPC Inc.(4)

k.2	Form of Organizational and Offering Expenses Reimbursement Agreement between Registrant and Allianz Global Investors Fund Management LLC.(3)

k.3	Form of Servicing Plan.(3)

k.4	Form of Sub-Administration Agreement between Allianz Global Investors Fund Management LLC and State Street Bank and Trust Company.(3)

l.1	Opinion and consent of Ropes & Gray LLP.(3),(5)

m.	Consent of Allianz Global Investors Advisory GmbH to service of process as a non-U.S. resident. (4)

n.	Consent of Registrant’s independent registered public accounting firm.*

o.	None.

p.	Form of Subscription Agreement of Allianz Global Investors of America L.P.(3)

q.	None.

r.1	Code of Ethics of Registrant.(4)

r.2	Codes of Ethics of Allianz Global Investors Fund Management LLC and Allianz Global Investors Distributors LLC.(3)

r.3	Code of Ethics of RCM Capital Management LLC.(3)

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r.4	Code of Ethics of Allianz Global Investors Advisory GmbH.(3)

s.1	Powers of Attorney for Messrs. Belica, Connor, Dalessandro, Kertess and Maney.(2)

s.2	Power of Attorney for Mr. Ogden.(3)

*	Filed herewith.

(1)	Incorporated by reference to Registrant’s Initial Registration Statement on Form N-2, file no. 333-138388, filed November 2, 2006.

(2)	Incorporated by reference to Registrant’s First Amendment to its Registration Statement on Form N-2, file no. 333-138388, filed December 19, 2006.

(3)	Incorporated by reference to Registrant’s Second Amendment to its Registration Statement on Form N-2, file no. 333-138388, filed January 22, 2007.

(4)	Incorporated by reference to Registrant’s Third Amendment to its Registration Statement on Form N-2, file no. 333-138388, filed January 25, 2007.

(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, file no. 333-144760, filed July 20, 2007.

Item 26:	Marketing Arrangements

See Form of Distribution Contract and Form of Initial Offering Period Agreement incorporated herein by reference to the Registrant’s Second Amendment to its Registration Statement on Form N-2.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$11,572
Printing and engraving expenses	25,000
Legal fees	40,000
Accounting expenses	9,000

Total	$85,572

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

At March 27, 2008:

Title of Class	Number of Record Holders
Class A Shares (previously designated as Common Shares), par value $0.00001	750

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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Item 31:	Business and Other Connections of Investment Adviser

Descriptions of the business of Allianz Global Investors Fund Management LLC, the Registrant’s investment manager, and RCM Capital Management LLC and Allianz Global Investors Advisory GmbH, the Registrant’s sub-adviser, are set forth under the captions “Investment Manager” and “Sub-Adviser” under “Management of the Fund” in both the Prospectus and Statement of Additional Information forming part of this Registration Statement. The following sets forth business and other connections of each director and executive officer (and persons performing similar functions) of Allianz Global Investors Fund Management LLC, RCM Capital Management LLC and Allianz Global Investors Advisory GmbH.

Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, NY 10105

Name	Position with Adviser	Other Connections

Larry Altadonna	Senior Vice President	Vice President, OpCap Advisors LLC

Cindy Columbo	Vice President	Vice President, Retirement Plans, Allianz Global Investors Distributors LLC

Kellie E. Davidson	Assistant Secretary	Assistant Secretary, Allianz Global Investors
Advertising Agency Inc., Allianz Global
Investors of America L.P., Allianz Global
Investors of America Holdings, Inc., Allianz
Global Investors Distributors LLC, Allianz
Global Investors Fund Management LLC,
Allianz Global Investors Managed Accounts
LLC, Allianz Global Investors NY Holdings
LLC, Allianz Global Investors U.S. Equities
LLC, Allianz Global Investors U.S. Retail LLC,
Allianz Hedge Fund Partners Holding L.P.,
Allianz Hedge Fund Partners L.P., Allianz
Hedge Fund Partners Inc., Allianz-PacLife
Partners LLC, Alpha Vision LLC, Alpha Vision
Capital Management LLC, NFJ Investment
Group L.P., NFJ Management Inc., Nicholas-
Applegate Capital Management LLC, Nicholas-
Applegate Holdings LLC, Oppenheimer Group,
Inc., PIMCO Canada Holding LLC, PIMCO
Canada Management Inc., PIMCO Global
Advisors LLC, PIMCO Global Advisors
(Resources) Limited, and Vision Holdings LLC

Thomas J. Fuccillo	Senior Vice President

Derek Hayes	Senior Vice President	Senior Vice President, Allianz Global Investors Distributors LLC

William Healey	Executive Vice President and Chief Legal Officer	Executive Vice President and Chief Legal Officer, Allianz Global Investors U.S. Retail LLC and Allianz Global Investors Distributors LLC

Richard J. Lavery	Vice President

Manuel Madero	Assistant Vice President

John C. Maney	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial
Officer, Allianz Global Investors of America
L.P., Chief Financial Officer, Allianz Dresdner
Asset Management U.S. Equities LLC, Cadence
Capital Management LLC, NFJ Investment
Group L.P., OCC Distributors LLC, OpCap
Advisors LLC, Oppenheimer Capital LLC,
Pacific Investment Management Company LLC,
Allianz Global Investors Managed Accounts
LLC, Allianz Global Investors CD Distributors
LLC, PEA Capital LLC, Allianz Global
Investors Advertising Agency Inc., Allianz
Global Investors Distributors LLC, Allianz
Private Client Services LLC, and StocksPLUS
Management Inc. and Value Advisors LLC

Collen Martin	Senior Vice President and Controller

Andrew Meyers	Managing Director and Chief Operating Officer	Executive Vice President, Allianz Global
Investors Advertising Agency Inc.; Managing
Director, Chief Operating Officer-U.S. Retail,
Allianz Global Investors Distributors LLC;
Chief Operating Officer, Allianz Global
Investors U.S. Retail LLC

Kevin Murphy	Vice President and Chief Compliance Officer	Vice President, Allianz Global Investors of America L.P.

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Name	Position with Adviser	Other Connections

Vinh T. Nguyen	Senior Vice President and Treasurer	Senior Vice President and Controller, Allianz Global
Investors of America L.P., Allianz Dresdner Asset
Management U.S. Equities LLC, Cadence Capital
Management LLC, NFJ Investment Group L.P.,
OCC Distributors LLC, OpCap Advisors LLC,
Oppenheimer Capital LLC, Pacific Investment
Management Company LLC, Allianz Global
Investors Managed Accounts LLC, Allianz Global
Investors CD Distributors LLC, PEA Capital LLC,
PEA Partners LLC, Allianz Global Investors
Advertising Agency Inc., Allianz Global Investors
Distributors LLC, Allianz Private Client Services
LLC, and StocksPLUS Management Inc.

Daisy S. Ramraj-Singh	Assistant Vice President	None

Bob Rokose	Vice President and Assistant Controller	Executive Vice President, Allianz Global Investors of America L.P.

Brian S. Shlissel	Executive Vice President and Chief Fund Administrator	Senior Vice President and Treasurer, OpCap Advisors LLC

James G. Ward	Managing Director and Director of Human Resources	Executive Vice President, Allianz Global Investors of America L.P., Director of Human Resources, Allianz Asset Management U.S. Equities LLC, Allianz Global Investors Distributors LLC

Scott Whisten	Vice President	None

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RCM Capital Management LLC

Four Embarcadero Center

San Francisco, CA 94111

Name	Position with RCM Capital Management LLC	Other Connections

Robert J. Goldstein	Chief Operating Officer, Board of Managers	Member of Board of Directors of Cayward-Scholl Capital Management LLC

Gregory M. Siemons	Chief Compliance Officer	None

Udo Frank	Chief Executive Officer, Board of Managers	Managing Director and CEO, Allianz Global Investors U.S. Equities LLC

Theodore J. Deutz	Chief Marketing Officer, Board of Managers	None

Peter J. Anderson	Chief Investment Officer, Board of Managers	None

Allianz Global Investors Advisory GmbH

Mainzer Landstrasse 11-13

Frankfurt am Main, Germany 60329

Name	Position with Allianz Global Investors Advisors GmbH	Other Connections

Martin Scholz	Managing Director	Managing Director at dresdnerbank investment management Kapitalanlagegesellschaft mbH

Peter Vogel	Managing Director	Member of the management committee at Fondsdepot Bank GmbH

Bruno Brocks	Managing Director	None

Wilfried Hauck	Speaker of the Management Board	Head of Allianz as a Client at Allianz Global Investors Aktiengesellschaft

Harald Alberts	Chief Compliance Officer	Head of Risk Management and Compliance at DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH

Neil Dwane	Chief Investment Officer	Managing Director at DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH; Managing Director at RCM UK Ltd.

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809; State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri, 64105; Allianz Global Investors Fund Management LLC, 1345 Avenue of the Americas, New York, NY 10105; RCM Capital Management LLC, Four Embarcadero Center, San Francisco, CA 94111; and/or Allianz Global Investors Advisory GmbH Mainzer Landstrasse 11-13, Frankfurt am Main, Germany 60329.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

The Registrant undertakes that:

1.	Not applicable.

2.	Not applicable.

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3.	Not applicable.

4.	(a) It will file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) It will remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Agreement and Declaration of Trust of Allianz RCM Global EcoTrends Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has met all the requirements for effectiveness of this Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused the Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 28th day of March, 2008.

Allianz RCM Global EcoTrendsSM Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the Amendment has been signed below by the following persons in their capacities and on the date indicated.

Name and Signature	Capacity	Date
/s/ Brian S. Shlissel Brian S. Shlissel	President and Chief Executive Officer	March 28, 2008

/s/ Lawrence G. Altadonna Lawrence G. Altadonna	Treasurer	March 28, 2008

/s/ Paul Belica Paul Belica*	Trustee	March 28, 2008

/s/ Robert E. Connor Robert E. Connor*	Trustee	March 28, 2008

/s/ John J. Dalessandro II John J. Dalessandro II*	Trustee	March 28, 2008

/s/ Hans W. Kertess Hans W. Kertess*	Trustee	March 28, 2008

R. Peter Sullivan	Trustee

/s/ William B. Ogden, IV William B. Ogden, IV*	Trustee	March 28, 2008

/s/ John C. Maney John C. Maney*	Trustee	March 28, 2008

*By:	/s/ Brian S. Shlissel
Brian S. Shlissel, Attorney-in-Fact by Power of Attorney previously filed
Date: March 28, 2008

INDEX OF EXHIBITS

Exhibit Number	Exhibit
(d)(4)	Form of Share Certificate of Class A Shares

(n)	Consent of Registrant’s Independent Registered Public Accounting Firm.